Filed pursuant to Rule 424(b)(3)

Registration No. 333-248242

PROSPECTUS

PARKERVISION, INC.

5,871,584 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders listed under the heading “Selling Stockholders” of up to 5,871,584 shares of our common stock, par value $0.01 per share (“Common Stock”) consisting of an aggregate of 5,871,584 shares of Common Stock issued pursuant to securities purchase agreements dated April 29, 2020, May 22, 2020,  June 8, 2020, June 29, 2020,  July 24, 2020, and August 19, 2020.

We are registering these shares of Common Stock as required by the terms of registration rights agreements between the selling stockholders and us. The registration of the shares of Common Stock offered by this prospectus does not mean that the selling stockholders will offer or sell any of these shares. The selling stockholders may offer the shares of Common Stock at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” on page 36 for additional information.

We will not receive proceeds from the sale of the shares of Common Stock by the selling stockholders.

The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act. We will pay the expenses of registering these shares of Common Stock, but all selling and other expenses incurred by the selling stockholders will be paid by the selling stockholders.

Our Common Stock is listed on the OTCQB Venture Capital Market under the ticker symbol “PRKR.”

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 2, 2020.

We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus or in any supplement to this prospectus or free writing prospectus, and neither we nor the selling stockholders take any responsibility for any other information that others may give you. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions, and all other statements that are not statements of historical fact. Words such as “may,” “will,” should,” “estimates,” “plans,” “expects,” “believes,” “intends” and similar expressions may identify forward-looking statements, but the absence of such words does not mean that a statement is not forward-looking. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in “Our Company,” “Risk Factors,” and elsewhere in this prospectus and any prospectus supplements. You are cautioned not to place undue reliance on any forward-looking statements. We are under no duty to update or revise any of the forward-looking statements or risk factors to conform them to actual results or to changes in our expectations.

PROSPECTUS SUMMARY

This summary highlights certain selected information about us, this offering and the securities offered hereby. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our Common Stock. For a more complete understanding of our Company and this offering, we encourage you to read the entire prospectus, including the information presented under the section entitled “Risk Factors” and the financial data and related notes. Unless we specify otherwise, all references in this prospectus to “ParkerVision,” “we,” “our,” “us,” and “our company,” refer to ParkerVision, Inc. and its wholly-owned German subsidiary, ParkerVision GmbH.

Our Company

We were incorporated under the laws of the state of Florida on August 22, 1989. We have designed and developed proprietary radio frequency (“RF”) technologies and integrated circuits for use in wireless communication products. We have expended significant financial and other resources to research and develop our RF technologies and to obtain patent protection for those technologies in the United States of America (“U.S.”) and certain foreign jurisdictions. We believe certain patents protecting our proprietary technologies have been broadly infringed by others and therefore the primary focus of our business plan is the enforcement of our intellectual property rights through patent infringement litigation and licensing efforts. We currently have patent enforcement actions ongoing in various U.S. district courts against mobile handset and smart television providers and, in certain cases, their chip suppliers for the infringement of several of our RF patents. We have made significant investments in developing and protecting our technologies, the returns on which are dependent upon the generation of future revenues for realization.

We also designed, developed and marketed a distributed WiFi product line under the brand name Milo®. We restructured our operations in 2018 to reduce operating expenses in light of our limited capital resources.  Accordingly, we significantly reduced our ongoing investment in the Milo products.  In early 2019, we ceased substantially all ongoing research and development efforts and, where applicable, repurposed resources to support our patent enforcement and product sales and support efforts.  We ceased sales of our Milo products in the fourth quarter of 2019 and are currently focused exclusively on our patent enforcement litigation and licensing efforts.  Refer to Note 11 to our condensed consolidated interim financial statements included elsewhere in this prospectus for a complete discussion of our legal proceedings.

Our business address is 9446 Philips Highway, Suite 5A, Jacksonville, Florida 32256 and our telephone number is (904) 732-6100. We maintain a website at www.parkervision.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

Background of the Offering

From April through August 2020, we sold an aggregate of 5,871,584 shares of our Common Stock at a purchase price of $0.35 per share in private placement transactions with accredited investors for aggregate proceeds of approximately $2.06 million.  The purchase agreements also provide the investors with a contingent payment right whereby we will pay each investor an allocated portion of our net proceeds from our patent claims, after taking into account fees and expenses payable to law firms representing us and amounts payable to our litigation financer.  Each investor’s allocated portion of such net proceeds will be determined by multiplying (i) the net proceeds recovered by us, up to $10 million by (ii) the quotient of such investor’s subscription amount divided by $10 million, up to an amount equal to each investor’s subscription amount (the “Contingent Payment”).

We also entered into registration rights agreements with each of the purchasers of Common Stock. We committed to file and cause a resale registration statement to become effective within a certain amount of time following the issuance of the shares, described more fully in the section titled “The Private Placements”. The registration rights agreements provide for liquidated damages upon the occurrence of certain events including failure by the Company to file the registration statement or cause it to become effective and remain effective by the respective deadlines. The amount of the liquidated damages is 1.0% of the aggregate subscription upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

The Offering

Common Stock being offered by the selling stockholders	5,871,584 shares of Common Stock issued pursuant to securities purchase agreements dated April 29, 2020, May 22, 2020, June 8, 2020, June 29, 2020 and July 24, 2020, and August 19, 2020.
Common Stock outstanding prior to the Offering	50,820,670 shares as of August 19, 2020 (1)
Common Stock outstanding after the Offering	50,820,670 shares (1)
Terms of Offering	The selling stockholders will determine when and how they will sell the Common Stock offered hereby, as described in “Plan of Distribution” beginning on page 36.
Use of proceeds

The selling stockholders will receive all of the proceeds from the sale of the shares offered under this prospectus. We will not receive proceeds from the sale of the shares by the selling stockholders.

OTCQB Symbol	PRKR
Risk Factors

Investing in our securities involves a high degree of risk. You should carefully review and consider the “Risk Factors” section of this prospectus for a discussion of factors to consider before deciding to invest in shares of our Common Stock.

(1)

This amount includes an aggregate of 5,871,584 shares of Common Stock issued pursuant to securities purchase agreements from April to August 2020, which shares are being registered hereby.   This amount does not include:

•	Unvested restricted stock units (RSUs) and options for the purchase of up to 12,539,149 additional shares of Common Stock;
•	Warrants to purchase up to 14,850,000 additional shares of Common Stock;
•	Up to 23,807,152 shares of Common Stock issuable upon the conversion of the outstanding principal amount of our convertible promissory notes;
•	Up to an estimated 7,817,535 additional shares of Common Stock issuable upon the payment in shares of interest on outstanding convertible promissory notes; and
•	201,100 shares of Common Stock that have been reserved for issuance in connection with future grants under our long-term equity incentive plans.

RISK FACTORS

You should carefully consider the risks and uncertainties described below. The risks and uncertainties described below are not the only ones facing us. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business, financial condition or results of operation could be materially adversely affected by any of these risks. The trading price of our Common Stock could decline because of any one of these risks, and you may lose all or part of your investment.

Financial and Operating Risks

Our financial condition raises substantial doubt as to our ability to continue as a going concern.

We have had significant losses from operations and negative cash flows in every year since inception, and continue to have an accumulated deficit which, at June 30, 2020, was approximately $413.3 million. Our net losses for the six months ended June 30, 2020 and for the year ended December 31, 2019 were approximately $11.5 million and $9.5 million, respectively. In conjunction with the issuance of our interim condensed consolidated financial statements for the period ended June 30, 2020, we were required to evaluate our ability to continue as a going concern. Note 2 to the interim condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended June 30, 2020 includes a discussion regarding our liquidity and our conclusion that there is substantial doubt about our ability to continue as a going concern. Additionally, our independent registered public accounting firm has included in their audit opinion on our consolidated financial statements as of and for the year ended December 31, 2019, a statement with respect to substantial doubt about our ability to continue as a going concern.  Note 2 to our consolidated financial statements included elsewhere in this prospectus includes a discussion regarding our liquidity and our ability to continue as a going concern. Our consolidated financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  If we become unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements.  The substantial doubt as to our ability to continue as a going concern may adversely affect our ability to negotiate reasonable terms with our vendors and may adversely affect our ability to raise additional capital in the future.

We have had a history of losses that may ultimately compromise our ability to implement our business plan and continue in operation.

To date, we have not recognized revenues from our technologies and products sufficient to cover our operating costs. We will continue to make expenditures on patent protection and enforcement and general operations in order to continue our current patent enforcement efforts. Those efforts may not produce a successful financial outcome in 2020, or at all.  Without a successful financial outcome from one or more of our patent enforcement efforts, we will not achieve profitability.  Furthermore, our current capital resources are not sufficient to sustain our operations through 2020.  If we are not able to generate sufficient revenues or obtain sufficient capital resources, we will not be able to implement our business plan or meet our current obligations due within the twelve months after the issuance date of our consolidated financial statements and investors will suffer a loss in their investment. This may also result in a change in our business strategies.

We will need to raise substantial additional capital in the future to fund our operations.  Failure to raise such additional capital may prevent us from implementing our business plan as currently formulated.

Because we have had net losses and, to date, have not generated positive cash flow from operations, we have funded our operating losses primarily from the sale of debt and equity securities, including secured and unsecured contingent debt obligations.  Our capital resources include cash and cash equivalents of $0.5 million at June 30, 2020.  In addition, we received approximately $0.5 million in July and August 2020 from the sale of our common stock with contingent payment rights.  Although we implemented significant cost reduction measures in 2018 and 2019, our business plan will continue to require expenditures for patent protection and enforcement and general operations. For the six months ended June 30, 2020 and the year ended December 31, 2019, we used $3.0 million and $3.4 million, respectively in cash for operations which was funded primarily through the sale of debt and equity securities.  Our current capital resources will not be sufficient to meet our working capital needs for the next twelve months, and we will require additional capital to fund our operations. Additional capital may be in the form of debt securities, the sale of equity securities, including common or preferred stock, additional litigation funding, or a combination thereof. Failure to raise additional capital will have a material adverse impact on our ability to achieve our business objectives.

Raising additional capital by issuing debt securities or additional equity securities may result in dilution and/or impose covenants or restrictions that create operational limitations or other obligations.

We will require additional capital to fund our operations and meet our current obligations due within the next twelve months.  Financing, if any, may be in the form of debt or sales of equity securities, including common or preferred stock.  Debt instruments or the sale of preferred stock may result in the imposition of operational limitations and other covenants and payment obligations, any of which may be burdensome to us and may have a material adverse impact on our ability to implement our business plan as currently formulated.  The sale of equity securities, including common or preferred stock, may result in dilution to the current stockholders’ ownership and may be limited by the number of shares we have authorized and available for issuance.

We may be obligated to repay outstanding notes at a premium upon the occurrence of an event of default.

We have $1.1 million in secured and unsecured notes payable and $3.9 million in outstanding principal under convertible notes payable at June 30, 2020.  We have been in default on the payment provisions of our secured note payable to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”) since November 2019.  Mintz has not requested acceleration of unpaid principal and interest on the note, nor has Mintz waived the default.   Accordingly, we are accruing interest on the unpaid balance of the note at a rate of 12%. We are in discussions with Mintz to resolve our default and related fee disputes, however there can be no assurance that we will resolve such disputes. Additionally, if we fail to comply with the various covenants set forth in each of our other notes, including failure to pay principal or interest when due or, under certain notes, consummating a change in control, we could be in default thereunder. Upon an event of default under each of the notes, the interest rate of the notes will increase to 12% per annum and the outstanding principal balance of the notes plus all accrued unpaid interest may be declared immediately payable by the holders. We may not have sufficient available funds to repay the notes upon an event of default, and we cannot provide assurances that we will be able to obtain other financing at terms acceptable to us, or at all.

Our ability to utilize our tax benefits could be substantially limited if we fail to generate sufficient income or if we experience an “ownership change.”

We have cumulative net operating loss carryforwards (“NOLs”) totaling approximately $335.1 million at December 31, 2019, of which $314.8 million is subject to expiration in varying amounts from 2020 to 2036.  Our ability to fully recognize the benefits from those NOLs is dependent upon our ability to generate sufficient income prior to their expiration.  In addition, our NOL carryforwards may be limited if we experience an ownership change as defined by Section 382 of the Internal Revenue Code (“Section 382”).  In general, an ownership change under Section 382 occurs if 5% shareholders increase their collective ownership of the aggregate amount of our outstanding shares by more than 50 percentage points over a relevant lookback period. The sale of additional equity securities may trigger an ownership change under Section 382, which will significantly limit our ability to utilize our tax benefits.  In order to avoid limitations imposed by Section 382, we may be limited in the amount of additional equity securities we are able to sell to raise capital.

Our litigation funding arrangements may impair our ability to obtain future financing and/or generate sufficient cash flows to support our future operations.

We have funded much of our cost of litigation through contingent financing arrangements with Brickell and contingent fee arrangements with legal counsel.  We have also granted contingent payment rights to certain investors, whereby we will pay an allocated portion of our net patent-related proceeds, after taking into account amounts payable to law firms representing us and amounts payable to Brickell.  The repayment obligation to Brickell is secured by the majority of our assets until such time that we have repaid a specified minimum return.  Furthermore, our contingent arrangements will result in reductions in the net proceeds retained by us from litigation, licensing and other patent-related activities.  For certain funded actions, under the terms of the funding arrangements, 100% of proceeds up to a specified minimum may be payable to others.  Once the specified minimums are met, the remaining contingent fees payable to others could still exceed half of our remaining future proceeds depending on the origination of the proceeds and the size and timing of proceeds, among other factors. The long-term continuation of our business plan is dependent upon our ability to secure sufficient financing to support our business, and our ability to generate revenues and/or patent related proceeds sufficient to offset expenses and meet our contingent payment obligation.  Failure to generate revenue or other patent-related proceeds sufficient to repay our contingent obligation may impede our ability to obtain additional financing which will have a material adverse effect on our ability to achieve our long-term business objectives.

Our litigation can be time-consuming, costly and we cannot anticipate the results.

Since 2011, we have spent a significant amount of our financial and management resources to pursue patent infringement litigation against third parties. We believe this litigation, and other litigation matters that we may in the future determine to pursue, will continue to consume management and financial resources for long periods of time. There can be no assurance that our current or future litigation matters will ultimately result in a favorable outcome for us or that our financial resources will not be exhausted before achieving a favorable outcome.  In addition, even if we obtain favorable interim rulings or verdicts in particular litigation matters, they may not be predictive of the ultimate resolution of the matter. Unfavorable outcomes could result in exhaustion of our financial resources and could hinder our ability to pursue licensing and/or product opportunities for our technologies in the future.  Failure to achieve favorable outcomes from one or more of our patent enforcement actions will have a material adverse impact on our financial condition, results of operations, cash flows, and business prospects. We have contingent fee arrangements in place with others to reduce our litigation related expenditures; however, any litigation-based or other patent-related amounts collected by us will be subject to contingency payments to our legal counsel and other funding parties, which will reduce the amount retained by us.

If our patents and intellectual property rights do not provide us with the anticipated market protections, our competitive position, business, and prospects will be impaired.

We rely on our intellectual property rights, including patents and patent applications, to provide competitive advantage and protect us from theft of our intellectual property. We believe that our patents are for entirely new technologies and that our patents are valid, enforceable and valuable. However, third parties have made claims of invalidity with respect to certain of our patents and other similar claims may be brought in the future. For example, the Federal Patent Court in Munich recently invalidated one of our German patents that was the subject of infringement cases against LG and Apple in Germany following a nullity claim filed by Qualcomm. Further, we elected not to defend a nullity action brought by Intel with respect to a second German patent that was the subject of a prior infringement case against Apple in Germany after the German court ruled that Apple does not infringe the patent. If our patents are shown not to be as broad as currently believed, or are otherwise challenged such that some or all of the protection is lost, we will suffer adverse effects from the loss of competitive advantage and our ability to offer unique products and technologies. As a result, there would be an adverse impact on our financial condition and business prospects. Furthermore, defending against challenges to our patents may give rise to material costs for defense and divert resources away from our other activities.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The global spread of COVID-19 has created significant volatility and uncertainty in financial markets.  If such volatility and uncertainty persist, we may be unable to raise additional capital on terms that are acceptable to us, or at all.  Additionally, in response to the pandemic, governments and the private sector have taken a number of drastic measures to contain the spread of COVID-19.  Many states, including Florida, have been under a stay-at-home order since mid-March 2020.  While our employees currently have the ability and are encouraged to work remotely, school closures and other stay-at-home measures may have an impact on employee attendance or productivity and limit our ability to successfully sublease office space that is not in use  These measures, along with the possibility of employees’ illness, may adversely affect our operations.

In addition, COVID-19 has negatively impacted the timing of our current patent infringement actions as a result of office closures, travel restrictions and court closures.  For example, the trial date in our patent infringement case against Qualcomm and HTC in Orlando, Florida has been moved from December 2020 to May 2021 due to the impact of COVID-19.

Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business.  The extent to which COVID-19 impacts our ongoing patent enforcement actions and our ability to obtain financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others.  If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

We are subject to outside influences beyond our control, including new legislation that could adversely affect our licensing and enforcement activities and have an adverse impact on the execution of our business plan.

Our licensing and enforcement activities are subject to numerous risks from outside influences, including new legislation, regulations and rules related to obtaining or enforcing patents. For instance, the U.S. has enacted sweeping changes to the U.S. patent system including changes that transition the U.S. from a “first-to-invent” to a “first-to-file” system and that alter the processes for challenging issued patents. To the extent that we are unable to secure patent protection for our future technologies and/or our current patents are challenged such that some or all of our protection is lost, we will suffer adverse effects to our ability to offer unique products and technologies. As a result, there would be an adverse impact on our financial position, results of operations and cash flows and our ability to execute our business plan.

Our industry is subject to rapid technological changes, which if we are unable to match or surpass, will result in a loss of competitive advantage and market opportunity.

Because of the rapid technological development that regularly occurs in the wireless technology industry, along with shifting user needs and the introduction of competing products and services, we have historically devoted substantial resources to developing and improving our technology and introducing new product offerings.  Because of our limited financial resources, we have ceased our research and development activities which could result in a loss of future market opportunity which could adversely affect our future revenue potential.

We are highly dependent on Mr. Jeffrey Parker as our chief executive officer.  If his services were lost, it would have an adverse impact on the execution of our business plan.

Because of Mr. Parker’s leadership position in the company, the relationships he has garnered in both the industry in which we operate and the investment community and the key role he plays in our patent litigation strategies, the loss of his services might be seen as an impediment to the execution of our business plan.  If Mr. Parker was no longer available to the company, investors might experience an adverse impact on their investment.  We maintain $5 million in key-employee life insurance for our benefit for Mr. Parker.

If we are unable to retain key executives and other highly skilled employees, we will not be able to execute our current business plans.

Our business is dependent on having skilled and specialized key executives and other employees to conduct our business activities. The inability to retain these key executives and other specialized employees would have an adverse impact on the technical support activities and the financial reporting and regulatory compliance activities that our business requires.  These activities are instrumental to the successful execution of our business plan.

Any disruptions to our information technology systems or breaches of our network security could interrupt our operations, compromise our reputation, and expose us to litigation, government enforcement actions, and costly response measures and could have a material adverse effect on our business, financial condition and results of operations.

We rely on information technology systems, including third-party hosted servers and cloud-based servers, to keep business, financial, and corporate records, communicate internally and externally, and operate other critical functions. If any of our internal systems or the systems of our third-party providers are compromised due to computer virus, unauthorized access, malware, and the like, then sensitive documents could be exposed or deleted, and our ability to conduct business could be impaired. Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, unauthorized access to our systems, computer viruses or other malicious code, denial of service attacks, malware, ransomware, phishing, SQL injection attacks, human error, or other events that result in security breaches or give rise to the manipulation or loss of sensitive information or assets. Cyber incidents can be caused by various persons or groups, including disgruntled employees and vendors, activists, organized crime groups, and state-sponsored and individual hackers. Cyber incidents can also be caused or aggravated by natural events, such as earthquakes, floods, fires, power loss, and telecommunications failures. For instance, The COVID-19 pandemic has forced many of our employees to shift to work-from-home arrangements, which increases our vulnerability to email phishing, social engineering or “hacking” through our remote networks, and similar cyberattacks aimed at employees working remotely.  The risk of cybersecurity breach has generally increased as the number, intensity, and sophistication of attempted attacks from around the world has increased. While we have cyber security procedures in place, given the evolving nature of these threats, there can be no assurance that we will not suffer material losses in the future due to cyber-attacks.

To date, we have not experienced any material losses relating to cyber-attacks, computer viruses or other systems failures.  Although we have taken steps to protect the security of data maintained in our information systems, it is possible that our security measures will not be able to prevent the systems’ improper functioning or the improper disclosure of personally identifiable information, such as in the event of cyber-attacks.  In addition to operational and business consequences, if our cybersecurity is breached, we could be held liable to our customers or other parties in regulatory or other actions, and we may be exposed to reputation damages and loss of trust and business.  This could result in costly investigations and litigation, civil or criminal penalties, fines and negative publicity.

Risks Relating To Our Common Stock

Our outstanding options, warrants and convertible notes may affect the market price and liquidity of the common stock.

At June 30, 2020, we had 49.1 million shares of common stock outstanding and had outstanding options and warrants for the purchase of up to 27.1 million additional shares of common stock, of which approximately 21.6 million were exercisable as of June 30, 2020.  In addition, as described more fully below, holders of convertible notes may elect to receive a substantial number of shares of common stock upon conversion of the notes and we may elect to pay accrued interest on the notes in shares of our common stock.  Substantially all of the shares of common stock underlying these securities are or will be registered for sale to the holder or for public resale by the holder.  The amount of common stock reserved for issuance may have an adverse impact on our ability to raise capital and may affect the price and liquidity of our common stock in the public market. In addition, the issuance of these shares of common stock will have a dilutive effect on current stockholders’ ownership.

The conversion of outstanding convertible notes into shares of common stock, and the issuance of common stock by us as payment of accrued interest upon the convertible notes, could materially dilute our current stockholders.

We have aggregate principal of $3.9 million in convertible notes outstanding at June 30, 2020. The notes are convertible into shares of our common stock at fixed conversion prices, which may be less than the market price of our common stock at the time of conversion. If the entire principal were converted into shares of common stock, we would be required to issue an aggregate of up to 23.8 million shares of common stock.  If we issue all of these shares, the ownership of our current stockholders will be diluted.

Further, we may elect to pay interest on the notes, at our option, in shares of common stock, at a price equal to the then-market price for our common stock.  To date, we have issued approximately 2.1 million shares of common stock as in-kind interest payments on our convertible notes.  We currently do not believe that we will have the financial ability to make payments on the notes in cash when due. Accordingly, we currently intend to make such payments in shares of our common stock to the greatest extent possible. Such interest payments could further dilute our current stockholders.

The price of our common stock may be subject to substantial volatility.

The trading price of our common stock has been and may continue to be volatile. Between June 30, 2018 and June 30, 2020, the reported high and low sales prices for our common stock ranged between $0.88 and $0.06 per share. The price of our common stock may continue to be volatile as a result of a number of factors, some of which are beyond our control. These factors include, but are not limited to, developments in outstanding litigation, our performance and prospects, general conditions of the markets in which we compete, and economic and financial conditions, and the impact of COVID-19 on global financial markets. Such volatility could materially and adversely affect the market price of our common stock in future periods.

Our common stock was delisted from the Nasdaq Capital Market and is now quoted on OTCQB, an over-the-counter market. There can be no assurance that our common stock will continue to trade on the OTCQB or on another over-the-counter market or securities exchange.

Trading of our common stock on the Nasdaq Capital Market was suspended effective at the open of business on August 17, 2018 because of our failure to maintain at least $35 million in market value of listed securities. Our common stock began trading on the OTCQB, an over-the-counter market, immediately following delisting from Nasdaq, under the symbol “PRKR”. The over-the-counter market is a significantly more limited market than Nasdaq, and the quotation of our common stock on the over-the-counter market may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock. Securities traded in the over-the-counter market generally have less liquidity due to factors such as the reduced number of investors that will consider investing in the securities, the reduced number of market makers in the securities, and the reduced number of securities analysts that follow such securities. As a result, holders of shares of our common stock may find it difficult to resell their shares at prices quoted in the market or at all. We may be subject to additional compliance requirements under applicable state laws relating to the issuance of our securities. This could have a long-term adverse effect on our ability to raise capital, which ultimately could adversely affect the market price of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. We cannot provide any assurances as to if or when we will be in a position to relist our common stock on a nationally recognized securities exchange.

Our common stock is classified as a “penny stock” under SEC rules, which means broker-dealers who make a market in our stock will be subject to additional compliance requirements.

Our common stock is deemed to be a "penny stock" as defined in the Securities Exchange Act of 1934 (the “Exchange Act”).  Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a recognized national exchange; (iii) whose prices are not quoted on an automated quotation system sponsored by a recognized national securities association; or (iv) whose issuer has net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years); or $5,000,000 (if continuous operations for less than three years); or with average revenues of less than $6,000,000 for the last three years.  The Exchange Act requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.”  Further, the Exchange Act requires broker-dealers dealing in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  These procedures require the broker-dealer to (i) obtain from the investor information concerning his, her or its financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor, and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may affect the ability or willingness of broker-dealers to sell our securities, and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit our ability to raise additional capital in the future.

We do not currently pay dividends on our common stock and thus stockholders must look to appreciation of our common stock to realize a gain on their investments.

We do not currently pay dividends on our common stock and intend to retain our cash and future earnings, if any, to fund our business plan.  Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations and capital requirements.  We therefore cannot offer any assurance that our board of directors will determine to pay special or regular dividends in the future.  Accordingly, unless our board of directors determines to pay dividends, stockholders will be required to look to appreciation of our common stock to realize a gain on their investment.  There can be no assurance that this appreciation will occur.

Provisions in our certificate of incorporation and by-laws could have effects that conflict with the interest of shareholders.

Some provisions in our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of us.  For example, our board of directors is divided into three classes with directors having staggered terms of office, our board of directors has the ability to issue preferred stock without shareholder approval, and there are advance notification provisions for director nominations and submissions of proposals from shareholders to a vote by all the shareholders under the by-laws.  Florida law also has anti-takeover provisions in its corporate statute.

We have a shareholder protection rights plan that may delay or discourage someone from making an offer to purchase the company without prior consultation with the board of directors and management, which may conflict with the interests of some of the shareholders.

On November 17, 2005, as amended on November 20, 2015, our board of directors adopted a shareholder protection rights plan that called for the issuance, on November 29, 2005, as a dividend, of rights to acquire fractional shares of preferred stock.  The rights are attached to the shares of common stock and transfer with them.  In the future the rights may become exchangeable for shares of preferred stock with various provisions that may discourage a takeover bid.  Additionally, the rights have what are known as “flip-in” and “flip-over” provisions that could make any acquisition of the company more costly.  The principal objective of the plan is to cause someone interested in acquiring the company to negotiate with the board of directors rather than launch an unsolicited bid.  This plan may limit, prevent, or discourage a takeover offer that some shareholders may find more advantageous than a negotiated transaction.  A negotiated transaction may not be in the best interests of the shareholders.

Sales of substantial amounts of our Common Stock by the selling stockholders, or the perception that these sales could occur, could adversely affect the price of our Common Stock.

The sale by the selling stockholders of a significant number of shares of Common Stock, or the perception in the public markets that these sales will occur, could have a material adverse effect on the market price of our Common Stock.  We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for public sale will have on the market price of our common stock.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares of Common Stock offered under this prospectus. We will not receive proceeds from the sale of the shares by the selling stockholders.

THE PRIVATE PLACEMENTS

On April 29, 2020, we entered into securities purchase agreements with accredited investors for an aggregate of 1,428,577 shares of our Common Stock at a price of $0.35 per share for proceeds of $500,000 (the “April 2020 PIPE”).  On May 22, 2020, we entered into securities purchase agreements with accredited investors for an aggregate of 1,378,716 shares of our Common Stock at $0.35 per share for proceeds of $482,550 (the “May 2020 PIPE”). On June 8, 2020, we entered into securities purchase agreements with accredited investors for an aggregate of 943,144 shares of our Common Stock at a price of $0.35 per share for proceeds of $330,100 (the “First June 2020 PIPE”).  On June 29, 2020, we entered into securities purchase agreements with accredited investors for an aggregate of 614,859 shares of our Common Stock at $0.35 per share for proceeds of $215,200 (the “Second June 2020 PIPE”). On July 24, 2020, we entered into securities purchase agreements with accredited investors for an aggregate of 498,572 shares of our Common Stock at $0.35 per share for proceeds of $174,500 (the “July 2020 PIPE”).  On August 19, 2020, we entered into securities purchase agreements with accredited investors for an aggregate of 1,007,716 shares of our Common Stock at $0.35 per share for proceeds of $352,700 (the “August 2020 PIPE”).

The investors in each of these transactions received a contingent payment right whereby we will pay each investor an allocated portion of our future net proceeds from our patent claims, after taking into account fees and expenses payable to law firms representing us and amounts payable to our litigation financer.  Each investor’s allocated portion of such net proceeds will be determined by multiplying (i) the net proceeds recovered by us, up to $10 million by (ii) the quotient of such investor’s subscription amount divided by $10 million, up to an amount equal to each investor’s subscription amount, or an aggregate of approximately $2.06 million.

We entered into registration rights agreements in connection with each of these transactions pursuant to which we agreed to register the shares of Common Stock.  We committed to file a registration statement within 60 calendar days of the transaction date and to cause the registration statement to become effective within 90 calendar days following the closing date (or within 150 calendar days in the event of a full review of the registration statement by the SEC).  In June 2020, the holders of a majority of the then-outstanding securities from the April 2020 PIPE and the May 2020 PIPE agreed to modify the registration rights provision to allow for a registration statement filing date no later than August 21, 2020 with effectiveness within 30 calendar days (or within 90 calendar days in the event of a full review of the registration statement by the SEC).  The registration rights agreements provide for liquidated damages upon the occurrence of certain events including failure by us to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription amount held by the accredited investors upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%, or approximately $123,000.

MARKET PRICE OF OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Since August 17, 2018, our Common Stock has been listed on the OTCQB, an over-the-counter market, under the ticker symbol “PRKR”.  Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions.

Holders

As of August 6, 2020, we had approximately 95 holders of record and we believe there are approximately 7,200 beneficial holders of our common stock.

Equity Plan Information

The following table gives information as of December 31, 2019 about shares of our common stock authorized for issuance under all of our equity compensation plans (in thousands, except for per share amounts):

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(c)
Equity compensation plans approved by security holders (1)	860	$2.23	609
Equity compensation plans not approved by security holders (2)	10,550	0.17	1,450
Total	11,410		2,059

1.

Includes the 2000 Performance Equity Plan, the 2008 Equity Incentive Plan, and the 2011 Long-Term Incentive Equity Plan.  The types of awards that may be issued under each of these plans is discussed more fully in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

2.

Includes the 2019 Long-Term Incentive Plan. The types of awards that may be issued under each of these plans is discussed more fully in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

We have designed and developed proprietary RF technologies and integrated circuits for use in wireless communication products. We have expended significant financial and other resources to research and develop our RF technologies and to obtain patent protection for those technologies in the U.S. and certain foreign jurisdictions.  We believe certain patents protecting our proprietary technologies have been broadly infringed by others and therefore the primary focus of our business plan is the enforcement of our intellectual property rights through patent infringement litigation and licensing efforts.  We currently have patent enforcement actions ongoing in various U.S. district courts against mobile handset and smart television providers and, in certain cases, their chip suppliers for the infringement of several of our RF patents. We have made significant investments in developing and protecting our technologies, the returns on which are dependent upon the generation of future revenues for realization.

We also designed, developed and marketed a consumer distributed WiFi product line under the brand name Milo®. We restructured our operations in 2018 to reduce operating expenses in light of our limited capital resources.  Accordingly, we significantly reduced our ongoing investment in the Milo products.  In early 2019, we ceased substantially all ongoing research and development efforts and, where applicable, repurposed resources to support our patent enforcement and product sales and support efforts.  We ceased sales of our Milo products in the fourth quarter of 2019 and are currently focused exclusively on our patent enforcement litigation and licensing efforts.

We continue to aggressively pursue licensing opportunities with wireless communications companies that make, use or sell chipsets and/or products that incorporate RF.  We believe there are a number of wireless communications companies that can benefit from the use of the RF technologies we have developed, whether through a license or, in certain cases, a joint product venture that may include licensing rights.  Our licensing efforts to date have required litigation in order to enforce and/or defend our intellectual property rights.  Since 2011, we have been involved in patent infringement litigation against Qualcomm and others for the unauthorized use of our technology.  Refer to Note 11 to our condensed consolidated interim financial statements included elsewhere in this prospectus for a complete discussion of our legal proceedings.  We have expended significant resources since 2011 and incurred significant debt for the enforcement and defense of our intellectual property rights.

Recent Developments

Impact of COVID-19

Many states, including Florida, have been under a stay-at-home order since mid-March 2020 in an effort to contain the spread of COVID-19.  While our employees currently have the ability and are encouraged to work remotely, school closures and other stay-at-home measures have an impact on employee productivity and attendance and limit our ability to successfully sublease office space that is not in use.  In addition, we have experienced delays in certain deadlines in our patent infringement litigation as a result of court closures, travel bans and stay-at-home measures in Florida as well as other states in which we have ongoing litigation and states in which the defendants to our patent infringement actions have personnel and facilities.  In addition, the current economic environment as a result of COVID-19 makes access to debt and equity capital more challenging.

In May 2020, we received approximately $0.2 million in proceeds from an approved loan under the Paycheck Protection Program.  Interest will accrue on outstanding principal balance at a rate of 1%, computed on a simple interest basis.  The loan principal and accrued interest will be eligible for forgiveness provided that (i) we use the loan proceeds exclusively for allowed costs including payroll, employee group health benefits, rent and utilities and (ii) employee and compensation levels are maintained.  We believe we will be eligible for forgiveness of all, or a substantial portion of, the loan.  If the loan is not forgiven, we will be required to make monthly repayments of approximately $8,000 per month commencing November 1, 2020 and the loan will mature on May 3, 2022, at which time any unpaid principal and accrued interest will be due and payable.

Legal Proceedings

In April 2020, the district court in the Middle District of Florida (Orlando division) issued its claim construction order in ParkerVision v. Qualcomm and HTC whereby the court adopted the majority of our proposed claim construction language for the disputed terms.  In June 2020, the court lifted the temporary stay in place due to COVID-19 and discovery is underway.  The trial date in the case has been moved from December 2020 to May 2021 as a result of the COVID-19 delays.

In addition, the district court in the Middle District of Florida (Jacksonville division) ruled to stay the ParkerVision v. Apple and Qualcomm action pending the resolution of the case in the Orlando division against Qualcomm and HTC. This case had originally been scheduled for trial commencing in August 2020 but was under an administrative stay due to the impact of COVID-19.

In 2020, we filed two separate complaints against Intel in the Western District of Texas alleging infringement of an aggregate of 12 of our patents.  We also filed an action against Chinese TCL Technology Group Corp and its U.S. subsidiary TTE Technology, Inc. (collectively “TCL”) in U.S. district court in the Central District of California alleging infringement of nine of our patents.  The law firm of Goldberg Segalla is representing us on a contingency fee basis in the Intel and TCL cases.

Sale of Stock with Contingent Payment Rights

From April to June 2020, we received an aggregate of $1.5 million from the sale of equity securities with contingent payment rights.  In July and August 2020, we received aggregate net proceeds of $0.5 million from additional sales of equity securities with contingent payment rights.  The contingent payment rights entitle the investors to an allocated portion of our share of proceeds from patent-related actions, after taking into account fees and expenses payable to law firms representing us and amounts payable to Brickell.

Liquidity and Capital Resources

We have incurred significant losses from operations and negative cash flows in every year since inception, largely as a result of our significant investments in developing and protecting our intellectual property.  We have utilized proceeds from sales of debt and equity securities and contingent funding arrangements with third parties to fund our operations, including the cost of litigation.

Our ability to meet our short-term liquidity needs, including our debt repayment obligations, is dependent upon (i) our ability to successfully negotiate licensing agreements and/or settlements relating to the use of our technologies by others in excess of our contingent payment obligations to Brickell, legal counsel, and other investors; and (ii) our ability to raise additional capital from the sale of equity securities or other financing arrangements.

Patent enforcement litigation is costly and time-consuming and the outcome is difficult to predict.  We expect to continue to invest in the support of our patent enforcement and licensing programs.  We expect that revenue generated from patent enforcement actions and/or technology licenses in 2020, if any, after deduction of payment obligations to Brickell, legal counsel, and other investors, may not be sufficient to cover our operating expenses.  In the event we do not generate revenues, or other patent-related proceeds, sufficient to cover our operational costs and contingent repayment obligations, we will be required to raise additional working capital through the sale of equity securities or other financing arrangements.

The long-term continuation of our business plan is dependent upon the generation of sufficient revenues from our technologies and/or products to offset expenses and contingent payment obligations.  In the event that we do not generate sufficient revenues, we will be required to obtain additional funding through public or private debt or equity financing or contingent fee arrangements and/or reduce operating costs.  Failure to generate sufficient revenues, raise additional capital through debt or equity financings or contingent fee arrangements, and/or reduce operating costs will have a material adverse effect on our ability to meet our long-term liquidity needs and achieve our intended long-term business objectives.

A significant portion of our litigation costs since 2018 have been funded by contingent payment arrangements with legal counsel and a litigation funding arrangement with Brickell.  Fee discounts offered by legal counsel in exchange for contingent payments upon successful outcome in our litigation are not recognized in expense until such time that the related proceeds on which the contingent fees are payable are considered probable.  Contingent fees vary based on each firm’s specific fee agreement.

In addition to contingent fee arrangements with legal counsel, since 2016, we have received an aggregate of $18 million in funds from Brickell under a contingent funding arrangement.  We account for our repayment obligation to Brickell as a long-term debt instrument recorded at its estimated fair value.  See “Financial Condition” below for a complete discussion of our obligation to Brickell.  Brickell is entitled to a priority payment of at least 55% of proceeds received by us from funded patent-related actions up to a specified minimum return.  Brickell’s minimum return varies based on a number of factors including whether the proceeds are a result of a contingently funded action, the magnitude, nature and timing of the proceeds received, and the contingent percentage agreed to between the parties.

Although current working capital will not be used to repay these contingent arrangements, based on our assessment of our current outstanding legal proceedings, funding arrangements and contingent payment arrangements, we estimate that 40% to 65% of projected future proceeds will be payable to others depending on the specific proceeding and the nature, size and timing of proceeds, among other factors.  For certain funded actions, under the terms of the funding arrangements, 100% of proceeds may be payable to others up to a specified minimum amount.

Six Months Ended June 30, 2020 and 2019

At June 30, 2020, we had cash and cash equivalents of $0.5 million, a working capital deficit of approximately $4.6 million, and an accumulated deficit of approximately $413.3 million.  These circumstances raise substantial doubt about our ability to continue to operate as a going concern within one year following the issue date of our condensed consolidated interim financial statements.

We used cash for operations of approximately $3.0 million and $2.6 million for the six months ended June 30, 2020 and 2019, respectively. The increase in cash used for operations from 2019 to 2020 is primarily due to increases in out-of-pocket expenses for on-going litigation that were not covered under existing contingent fee arrangements. For the six months ended June 30, 2020, we received aggregate net proceeds from the sale of debt and equity securities, including the exercise of outstanding warrants, of approximately $4.7 million, compared to approximately $1.9 million in proceeds received for the six months ended June 30, 2019.  We repaid approximately $1.2 million and $0.8 million in debt obligations during the six months ended June 30, 2020 and 2019, respectively. In addition, we repaid approximately $0.7 million in short-term debt and other accrued expenses with shares of our common stock during the six months ended June 30, 2020.  Despite our recent funding efforts, our resources are not sufficient to meet our short-term liquidity needs and we will be required to seek additional capital.

We are exploring additional financing opportunities for both our short and long-term capital needs.  These financing opportunities may include debt, convertible debt, common or preferred equity offerings, or a combination thereof.  There can be no assurance that we will be able to consummate a financing transaction or that the terms of such financing will be on terms and conditions that are acceptable.

At June 30, 2020, we had approximately $0.2 million in debt obligations to be paid within twelve months, a decrease of $1.3 million in current debt obligations at December 31, 2019.  The decrease in our short-term debt repayment obligations is primarily the result of $1.2 million in repayments under secured and unsecured promissory notes and $0.2 million in repayments of short-term notes with shares of our common stock, somewhat offset by approximately $0.1 million increase in short-term repayment obligations from our Paycheck Protection Program loan received in 2020.

Years Ended December 31, 2019 and 2018

At December 31, 2019, we had a working capital deficit of approximately $5.5 million, an increase from our working capital deficit of $2.1 million at December 31, 2018.  We had cash and cash equivalents totaling approximately $0.06 million at December 31, 2019.

For the year ended December 31, 2019, we incurred a net loss of approximately $9.5 million and had an accumulated deficit of approximately $401.8 million.  Our independent registered public accounting firm has included in their audit report an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.  See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a discussion of our liquidity and our ability to continue as a going concern.

Our use of cash for operations has declined 67%, from $10.3 million in 2018 to $3.4 million in 2019.  This decrease in cash usage is primarily the result of decreased operating expenses following a restructuring of our operations in the third quarter of 2018.  Although our cash used for operations declined from 2018 to 2019, so did our receipt of proceeds from the sale of debt and equity securities that we utilize to fund our operations.  We received net proceeds of approximately $3.1 million from equity and debt financings in 2019, compared to $10.6 million received in 2018.  The decline in financing proceeds is largely a result of reduced liquidity in our common stock following our delisting from Nasdaq in August 2018 and declining share price.  In addition, we used $1.2 million in cash to repay outstanding debt obligations in 2019, compared to the use of $0.1 million for debt repayments in 2018.

At December 31, 2019, we had approximately $1.5 million in debt obligations due to be repaid in 2020, a decrease from $2.4 million in current debt obligations at December 31, 2018.  The decrease in our short-term debt repayment obligations is primarily the result of $1.2 million in repayments under a secured promissory note, offset by new borrowings under unsecured short-term notes payable of $0.2 million.

Financial Condition

Intangible Assets

We consider our intellectual property, including patents, patent applications, trademarks, copyrights and trade secrets to be significant to our business.  Our intangible assets are pledged as security for our secured contingent payment obligation with Brickell and our secured note payable with our litigation counsel.  The net book value of our intangible assets was approximately $2.4 million,  $2.9 million and $3.9 million as of June 30, 2020, December 31, 2019, and December 31, 2018, respectively.  These assets are amortized using the straight-line method over their estimated period of benefit, generally fifteen to twenty years.  The decrease in the carrying value of our intangible assets for the six months ended June 30, 2020 is primarily the result of $0.2 million in patent amortization expense recognized in 2020 and a $0.2 million loss on abandonment of certain patents and patent applications.  The decrease in the carrying value of our intangible assets for the year ended December 31, 2019 is primarily the result of $0.6 million in patent amortization expense recognized in 2019 and a $0.4 million loss on abandonment of certain patents and patent applications.  Management evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that may warrant revised estimates of useful lives or that may indicate impairment exists.  As part of our ongoing patent maintenance program, we may, from time to time, abandon a particular patent if we determine fees to maintain the patent exceed its expected recoverability.  For the six months ended June 30, 2020 and each of the years ended December 31, 2019 and 2018, we incurred losses of approximately $0.2 million, $0.4 million and $0.1 million, respectively, for the write off of specific patent assets. These losses are included in operating expenses in our consolidated statements of comprehensive loss.

Secured Contingent Payment Obligation

Our secured contingent payment obligation to Brickell was recorded at its estimated fair value of $28.7 million, $26.7 million and $25.6 million as of June 30, 2020, December 31, 2019, and December 31, 2018, respectively.  Under the funding agreement, Brickell has a right to reimbursement and compensation from gross proceeds resulting from patent enforcement and other patent monetization actions on a priority basis.  Our repayment obligation to Brickell is contingent upon receipt of proceeds from our patents and the amount of our obligation varies based on the magnitude, timing and nature of proceeds received by us.  As a result, we have elected to account for this obligation at its estimated fair value which is subject to significant estimates and assumptions as discussed in “Critical Accounting Policies” below.  The $2.0 million increase in estimated fair value of this repayment obligation for the six months ended June 30, 2020 is primarily the result of a decrease in the risk-free interest rate and changes in our estimated probabilities for the timing and amount of future repayments to Brickell.  The $1.1 million increase in estimated fair value of this repayment obligation in 2019 is primarily the result of increases in the minimum return due to Brickell the longer the obligation remains outstanding and changes in our estimated probabilities for the timing and amount of future repayments to Brickell.  Refer to Note 10 to our consolidated financial statements and Note 10 to our condensed consolidated interim financial statements included elsewhere in this prospectus for a discussion of the fair value measurement of our contingent payment obligation.

Brickell is entitled to a priority payment of patent-related proceeds up to at least a specified minimum return which is determined as a percentage of the funded amount and varies based on the timing of repayment.  In addition, Brickell is entitled to a pro rata portion of proceeds from specified legal actions to the extent aggregate proceeds from those actions exceed the specified minimum return.  In the event of a change in control of the Company, Brickell has the right to be paid its return as defined under the agreement based on the transaction price for the change in control event.

Brickell holds a senior security interest in the majority of our assets until such time as the specified minimum return is paid, in which case, the security interest will be released except with respect to the patents and proceeds related to specific legal actions.  The security interest is enforceable by Brickell in the event that we are in default under the agreement.  We are currently in compliance with the provisions of the agreement.

We received no proceeds from Brickell in 2020 or 2019.  In 2018, we received aggregate proceeds of $4.0 million from Brickell including proceeds of $2.5 million received in December 2018.  The December 2018 funding was critical to meet our ongoing obligations, particularly with regard to our litigation fees and expenses and therefore, in connection with the transaction, we issued Brickell a warrant to purchase up to 5.0 million shares of our common stock at an exercise price of $0.16 per share.  As the estimated fair value of the payment obligation to Brickell resulting from this additional funding exceeded the $2.5 million in proceeds received, no value was assigned to the warrants.

Notes Payable

As of June 30, 2020 and December 31, 2019, we had approximately $1.1 million and $2.3 million, respectively in notes payable, including an unsecured promissory note payable to Sterne, Kessler, Goldstein, & Fox, PLLC (“SKGF”), a related party, of approximately $0.8 million and $0.9 million, respectively, a secured promissory note payable to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”) of $0.02 million and $1.2 million, respectively, short-term bridge loans from accredited investors of approximately $0 and $.0.2 million, and a Paycheck Protection Program loan of $0.2 million and $0, respectively.  Notes payable are discussed more fully in Note 9 to our condensed consolidated interim financial statements for the six months ended June 30, 2020 included elsewhere in this prospectus.

Failure to comply with the payment terms of each of these notes constitutes an event of default which, if uncured, will result in the entire unpaid principal balance of the note and any unpaid, accrued interest to become immediately due and payable.  In addition, an event of default results in an increase in the interest rate under the SKGF and Mintz notes to a default rate of 12% per annum.  As of June 30, 2020 and December 31, 2019, we are in default of the payment provisions of the secured note payable to Mintz and accordingly, have accrued interest at the default rate of 12% per annum. Mintz has not requested acceleration of unpaid principal and interest on the note, nor has Mintz waived the outstanding default. During the six months ended June 30, 2020, we made payments to Mintz of $1.2 million which we applied to outstanding principal and interest on the Mintz note, leaving an outstanding balance at June 30, 2020 of approximately $0.02 million. Mintz disputes our application of payments against principal and interest on the note rather than against the $3.1 million in outstanding billed and unpaid fees and expenses payable to Mintz that are included in our accounts payable at June 30, 2020.  The unpaid fees and expenses payable to Mintz at June 30, 2020 exclude approximately $3.6 million in fees billed by Mintz that are in excess of agreed-upon fee caps.  We consider the excess fees to be a loss contingency that is not probable as of the issuance date of June 30, 2020 and, accordingly, we have not recognized these excess fees in expense in our interim condensed consolidated financial statements included elsewhere in this prospectus.   We are in active discussions with Mintz to resolve our outstanding fee dispute with regard to amounts billed and payable as well as any success fees payable on potential future proceeds. There can be no assurance that we will be successful in curing our default on the Mintz note.

Deferred Tax Assets and Related Valuation Allowance

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on differences between the consolidated financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Valuation allowances are established to reduce deferred tax assets when, based on available objective evidence, it is more likely than not that the benefit of such assets will not be realized.  As of December 31, 2019, we had net deferred tax assets of approximately $96 million, primarily related to our NOL carryforwards, which were fully offset by a valuation allowance due to the uncertainty related to realization of these assets through future taxable income.  In addition, our ability to benefit from our NOL and other tax credit carryforwards could be limited under Section 382 as more fully discussed in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

Results of Operations for Each of the Three and Six Months Ended June 30, 2020 and 2019

Revenues and Gross Margin

We reported no licensing revenue for the three or six-month periods ended June 30, 2020 or 2019.  Although we do anticipate licensing revenue and/or settlement gains to result from our licensing and patent enforcement actions, the amount and timing is highly unpredictable and there can be no assurance that we will achieve our anticipated results.

Due to our ceasing the sales of Milo products in the fourth quarter of 2019, we reported no product revenue for the three or six-month periods ended June 30, 2020.  We reported approximately $0.03 and $0.04 million for the three and six-month periods ended June 30, 2019, from sales of our Milo-branded WiFi products.

Research and Development Expenses

Subsequent to March 31, 2019, we halted substantially all research and development efforts and, where applicable, repurposed prior engineering resources to support our patent enforcement programs or our Milo sales and support. Research and development expenses for the six-month period ended June 30, 2019 consist primarily of engineering and related management and support personnel costs; software licensing and support costs, which represent the annual licensing and support maintenance for engineering design and other software tools; and an allocated portion of rent and other overhead costs for our facilities.  Personnel costs include share-based compensation, which represents the grant date fair value of equity-based awards to our employees that is attributed to expense over the service period of the award.

Our research and development expenses decreased by approximately $0.3 million, or 100.0%, during the six months ended June 30, 2020 when compared to the same six-month period in 2019.  The decrease is primarily the result of a $0.1 million reduction in personnel costs. Additionally, research and development expenses decreased by approximately $0.2 million due to personnel and related costs being repurposed for selling, general and administrative purposes, including litigation support and Milo sales and support.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses consist primarily of litigation fees and expenses, executive, board, sales and marketing, and finance and administrative personnel costs, including share-based compensation, and costs incurred for advertising, insurance, outside accounting and legal professional fees, shareholder relations and noncash expenses including amortization and compensation expense in connection with equity offerings.

Our selling, general and administrative expenses increased by approximately $0.5 million, or 26%, during the three months ended June 30, 2020 when compared to the same period in 2019.  This is primarily the result of the recognition of $0.4 million of expense associated with an amendment to our March 2020 equity transactions, a $0.3 million increase in share-based compensation, and impairment of the right of use asset associated with the Lake Mary lease of $0.2 million.  These increases are partially offset by a decrease in litigation expenses, rent, amortization, and loss on patent disposals of $0.1 million each.

Our selling, general and administrative expenses increased by approximately $3.8 million, or 95%, during the six months ended June 30, 2020 when compared to the same period in 2019. This is primarily due to a $0.6 million increase in share-based compensation expense, recognition of $0.4 million of expense associated with an amendment to our March 2020 equity transaction, warrant expense of $1.8 million, impairment of the right of use asset associated with our Lake Mary lease of $0.2 million, and an increase in litigation expenses of $1.4 million.  These increases are somewhat offset by decreases in Board compensation of $0.3 million and decreases in rent and amortization of $0.1 million each.

Litigation-related fees and expenses were $0.3 million and $3.0 million during the three and six months ended June 30, 2020, respectively, compared with $0.4 million and $1.5 million during the three and six months ended June 30, 2019, respectively.  The decrease in litigation related fees and expenses for the three months ended June 30, 2020 is primarily the result of decreased activity as cases were put on hold following the COVID-19 pandemic.  The increase in expenses for the six months ended June 30, 2020, is primarily the result of increased activity during the first quarter of 2020 for the Middle District of Florida (Jacksonville division) case in ParkerVision v. Apple and Qualcomm for depositions and expert reports.  Litigation-related fees and expenses incurred during the first quarter of 2019 primarily related to our litigation in Germany, which concluded in 2019.

We incurred a noncash charge to recognize expense associated with a May 2020 amendment to our March 2020 equity transactions of $0.4 million.  The amendment added a contingent payment right whereby we will pay each investor an allocated portion of our share of proceeds from patent-related actions, after taking into account fees and expenses payable to law firms representing us and amounts payable to Brickell, up to an aggregate of $0.9 million.

We recognized impairment of the right-of-use asset associated with our Lake Mary lease during the second quarter of 2020 based on a reduction in our estimated future sublease income. The increase in share-based compensation is primarily due to executive and Board equity awards in August 2019 and the first quarter of 2020.  This increase is offset by a decrease in Board compensation expense due to the settlement of previously accrued Board fees in exchange for equity-based awards during the first quarter of 2020.

We incurred a noncash charge to recognize warrant expense during the six months ended June 30, 2020 in connection with a warrant amendment agreement with Aspire Capital whereby we repriced 5 million existing warrants from $0.74 to $0.35 and issued 5 million replacement warrants at $0.74.  The expense represents the increase in the estimated fair value, using the Black-Scholes method, of the Aspire warrants immediately before and after the amendment.

The decrease in rent expense for the three and six months ended June 30, 2020 is due to a downsizing of our corporate headquarters in July 2019.  The decrease in amortization for the three and six months ended June 30, 2020 is due to the expiration or disposal of a number of patents during 2019 and 2020.

Change in Fair Value of Contingent Payment Obligations

We have elected to measure our secured and unsecured contingent payment obligations at fair value, which is based on significant unobservable inputs.  We estimated the fair value of our secured contingent payment obligations using an income approach based on the estimated present value of projected future cash outflows using a risk-adjusted discount rate.  Increases or decreases in the significant unobservable inputs could result in significant increases or decreases in fair value.

For the three and six months ended June 30, 2020, we recorded an increase in the fair value of our secured and unsecured contingent payment obligations of approximately $1.1 million and $3.4 million, respectively, compared to a decrease of approximately $0.4 million and $0.8 million for the same periods in 2019.  Generally, changes in fair value are a result of changes in estimated amounts and timing of projected future cash flows due to increases in funded amounts, passage of time, and changes in the probabilities based on the status of the funded actions.  In addition, in 2020, increases in fair value resulted from the sharp decrease in the risk-free interest rate used in the calculation of discounted projected future cash flows.

Results of Operations for Each of the Years Ended December 31, 2019 and 2018

Revenues and Gross Margins

We reported no licensing revenue for the years ended December 31, 2019 or 2018.  Although we do anticipate licensing revenue and/or settlement gains to result from our licensing and patent enforcement actions, the amount and timing is highly unpredictable and there can be no assurance that we will achieve our anticipated results.

We reported product revenue of $0.07 million and $0.14 million for the years ended December 31, 2019 and 2018, respectively, from the sales of our Milo-branded products.  Our product revenue declined due to overall reductions in development, sales and marketing for these products following our 2018 restructuring.

The gross margins on Milo product sales, before inventory impairment charges, were approximately 1% and 24% for the years ended December 31, 2019 and 2018, respectively.  The decrease in gross margin is the result of sales price adjustments in 2019.  Our revenues from Milo products fell short of our projections and we had limited resources to deploy towards increasing consumer awareness of our products.  As a result, we made the decision to discontinue sales of Milo products during the fourth quarter of 2019.  Additionally, during the year ended December 31, 2018, we recorded $1.1 million in impairment charges to reduce excess inventories to their estimated net realizable value.

Research and Development Expenses

Research and development expenses consist primarily of engineering and related management and support personnel costs; fees for outside engineering design services which we use from time to time to supplement our internal resources; depreciation expenses related to certain assets used in product development; prototype production and materials costs for both chips and end-user products; software licensing and support costs, which represent the annual licensing and support maintenance for engineering design and other software tools; and rent and other overhead costs for our engineering design facility.  Personnel costs include share-based compensation which represents the grant date fair value of equity-based awards to our employees that is attributed to expense over the service period of the award.  Subsequent to March 31, 2019, we halted substantially all research and development efforts and, where applicable, repurposed prior engineering resources to support our patent enforcement programs or our Milo sales and support.

Research and development costs were approximately $0.3 million for the year ended December 31, 2019 compared to approximately $2.9 million for the year ended December 31, 2018, representing a decrease of approximately $2.6 million, or 90%.  This decrease is primarily the result of a $1.3 million decrease in personnel and related costs, a $0.3 million decrease in consulting fees, and a $0.1 million decrease in software licensing and support costs.  Additionally, research and development expenses decreased approximately $0.6 million due to personnel and related costs being repurposed for selling, general and administrative purposes including litigation support and Milo sales and support.

The decreases in personnel and software and licensing are a result of the August 2018 restructuring of operations that included a significant workforce reduction, reduction in engineering executive compensation, and closure of the Lake Mary engineering design facility.  The reduction in outside consulting services is the result of cost reduction efforts pertaining to our Milo product operations and integrated circuit development following our 2018 restructuring.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses consist primarily of executive, director, sales and marketing, and finance and administrative personnel costs, including share-based compensation, costs incurred for advertising, insurance, shareholder relations and outside legal and professional services, including litigation expenses, and amortization and maintenance expenses related to our patent assets.

Our selling, general and administrative expenses were approximately $7.6 million for the year ended December 31, 2019, as compared to approximately $10.4 million for the year ended December 31, 2018, representing a decrease of approximately $2.8 million or 27%.  This is primarily due to a $0.9 million decrease in personnel and related expense, including a decrease in share-based compensation expense of approximately $0.2 million, a decrease in Milo product advertising costs of approximately $0.6 million, a decrease in marketing and other business consulting and legal fees of approximately $0.7 million, a decrease in noncash amortization expense of approximately $0.4 million, a decrease in board compensation of approximately $0.2 million and a decrease in travel expenses and shareholder relations costs of approximately $0.1 million each.  These decreases are somewhat offset by an increase in losses on disposals of patent and other long-lived assets of approximately $0.3 million.

The decrease in personnel costs is primarily the result of the reduction in personnel and executive compensation as part of our 2018 restructuring, somewhat offset by the repurposing of technical personnel for litigation support commencing in the second quarter of 2019. Share-based compensation expense decreased primarily as a result of lower grant-date fair values on newer awards due to declining stock prices when compared to prior year awards.

The decreases in product advertising and marketing, consulting and legal fees, board compensation, shareholder relations costs and travel expenses are a result of our cost reduction measures that commenced in 2018.  The decrease in noncash amortization expense is the result of the expiration and/or abandonment of a number of our patents and patent applications since the third quarter of 2018.

Restructuring Charges

We incurred approximately $0.7 million in restructuring charges in 2018.  These charges are a result of the implementation of cost reduction measures in August 2018 that included a significant reduction in our workforce, the closure of our engineering design center in Lake Mary, Florida, the cessation of ongoing chip development activities, and a significant reduction in our spending for sales and marketing of our Milo product line.  These measures were undertaken in order to focus our limited resources toward our patent enforcement program that, if successful, has the ability to generate significant licensing and/or settlement revenue.  The restructuring charges were primarily related to one-time termination benefits, the impairment of prepaid assets, and our estimated future lease obligation for our Lake Mary, Florida facility, net of estimated sublease income.  At December 31, 2018, we recorded an estimated lease obligation for our Lake Mary facility of approximately $0.2 million that is net of an estimated $0.4 million in future sublease rental income.  To date, we have not sublet this facility.  We are actively marketing the Lake Mary facility for sublease; however, there can be no assurance that our efforts will be successful.  If we are unable to sublet our Lake Mary facility for the rental amount or term that we have estimated, we will incur additional impairment charges related to this lease obligation.

The 2018 cost reduction measures have resulted in significant cost savings in 2019.

Change in Fair Value of Contingent Payment Obligation

Our losses from the changes in fair value of our contingent payment obligation were approximately $1.1 million and $5.7 million for the years ended December 31, 2019 and 2018, respectively.  See “Financial Condition” above for a discussion of our contingent payment obligation and the factors affecting the change in fair value.

Critical Accounting Policies

We believe that the following are critical accounting policies and estimates that significantly impact the preparation of our consolidated financial statements:

Contingent Payment Obligations

We have accounted for our secured and unsecured contingent repayment obligations as long-term debt.  Our repayment obligations are contingent upon the receipt of proceeds from patent enforcement or other patent monetization actions.  We have elected to measure our contingent payment obligations at their estimated fair values based on the variable and contingent nature of the repayment provisions. We have determined that the fair value of our secured and unsecured contingent payment obligation falls within Level 3 in the fair value hierarchy, which involves significant estimates and assumptions including projected future patent-related proceeds and the risk-adjusted rate for discounting future cash flows.  Actual results could differ from the estimates made. Changes in fair value, including the component related to imputed interest, are included in the consolidated statements of comprehensive loss under the heading “Change in fair value of contingent payment obligations.”  Refer to Note 10 to our consolidated financial statements and Note 10 to our condensed consolidated interim financial statements included elsewhere in this prospectus for a discussion of the significant estimates and assumptions used in estimating the fair value of our contingent payment obligations.

Accounting for Share-Based Compensation

We calculate the fair value of share-based equity awards to employees, including restricted stock, stock options and restricted stock units (“RSUs”), on the date of grant and recognize the calculated fair value as compensation expense over the requisite service periods of the related awards. The fair value of stock option awards is determined using the Black-Scholes option valuation model, which requires the use of highly subjective assumptions and estimates including how long employees will retain their stock options before exercising them and the volatility of our common stock price over the expected life of the equity award.  Changes in these subjective assumptions can materially affect the estimate of fair value of share-based compensation and consequently, the related amount recognized as expense in the consolidated statements of comprehensive loss.

New Accounting Pronouncements

As of January 1, 2019, we adopted Accounting Standards Codification (“ASC”) 842, “Leases.” ASC 842 requires lessees to recognize right-of-use (“ROU”) assets and lease liabilities on the balance sheet for all finance and operating leases with lease terms of more than 12 months and disclose key information about leasing arrangements (see Note 8 to our consolidated financial statements included elsewhere in this prospectus). ASC 842 allows for the application of the new standard on the adoption date without restatement of prior comparative periods or a modified retrospective transition method that requires application of the new standard at the beginning of the earliest period presented. We have elected to use the adoption date as the initial application date without restatement of prior comparative periods. We also elected the package of practical expedients permitted under the transition guidance that, among other things, does not require us to reassess lease classification. Upon adoption of ASC 842, we recognized an adjustment to beginning retained earnings of approximately $0.04 million for the cumulative effect of the change in accounting principle. We also recorded a ROU asset of approximately $0.56 million and an increase in our operating lease liabilities of approximately $0.60 million, primarily related to operating leases for our office and warehouse facilities. Our accounting for finance leases remains substantially unchanged. Adoption of the standard did not materially impact operating results or cash flows.

As of January 1, 2019, we adopted Accounting Standards Update (“ASU”) 2018-02, “Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. We have no stranded tax effects included in our other comprehensive loss and therefore the adoption of ASU 2018-02 did not impact our consolidated financial statements.

As of January 1, 2019, we adopted ASU 2018-07, "Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting." The amendments in this update simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. We did not previously have awards to nonemployees that would require reassessment and therefore the adoption of ASU 2018-07 did not impact our consolidated financial statements.

Off-Balance Sheet Transactions

As of June 30, 2020, we had outstanding warrants to purchase approximately 14.9 million shares of our common stock.  The estimated grant date fair value of these warrants of approximately $2.3 million is included in shareholders’ deficit in our consolidated balance sheet for the six months ended June 30, 2020.  The outstanding warrants have an average exercise price of $0.43 per share and a weighted average remaining life of approximately 3.4 years.

DESCRIPTION OF BUSINESS

We were incorporated under the laws of the state of Florida on August 22, 1989. We have designed and developed proprietary RF technologies and integrated circuits for use in wireless communication products. We have expended significant financial and other resources to research and develop our RF technologies and to obtain patent protection for those technologies in the U.S. and certain foreign jurisdictions.  We believe certain patents protecting our proprietary technologies have been broadly infringed by others and therefore the primary focus of our business plan is the enforcement of our intellectual property rights through patent infringement litigation and licensing efforts.  We currently have patent enforcement actions ongoing in various U.S. district courts against mobile handset and smart television providers and, in certain cases, their chip suppliers for the infringement of several of our RF patents. We have made significant investments in developing and protecting our technologies, the returns on which are dependent upon the generation of future revenues for realization.

We also designed, developed and marketed a distributed WiFi product line under the brand name Milo®. We restructured our operations in 2018 to reduce operating expenses in light of our limited capital resources.  Accordingly, we significantly reduced our ongoing investment in the Milo products.  In early 2019, we ceased substantially all ongoing research and development efforts and, where applicable, repurposed resources to support our patent enforcement and product sales and support efforts.  We ceased sales of our Milo products in the fourth quarter of 2019 and are currently focused exclusively on our patent enforcement litigation and licensing efforts.

General Development of Business

Our business has been primarily focused on the development, marketing and licensing of our RF technologies for mobile and other wireless products and applications, including our own internally developed end-user wireless products. For a number of years, we marketed our RF technologies and integrated circuit products for use in mobile products and applications. Our lack of tenure in the mobile handset industry coupled with the unique nature of our technology resulted in lengthy and intense technology evaluation and due diligence efforts by potential customers. Furthermore, in order to utilize our technology in a mobile handset application, we were reliant upon the provider of the baseband processor that generates the data to be transmitted or received by our RF chipsets. Although our technology is capable of interfacing with any baseband processor, the development of the interface between the baseband processor and our chipset requires a cooperative effort with the baseband provider. Accordingly, our marketing efforts were dependent on the activities of third parties. In 2011, through analysis of conference papers and tear down reports, we concluded that Qualcomm’s products were infringing our energy transfer sampling down conversion technology. Based on our belief that our technology is widely deployed in the mobile handset market as a result of infringement of our patents, we began to more vigorously pursue an intellectual property licensing strategy that included enforcement actions.

We filed a patent infringement action against Qualcomm in 2011.  In late 2013, a jury concluded that Qualcomm infringed several of our patents and, as a result, issued a verdict for Qualcomm to pay us approximately $173 million in past damages.  The district court judge overturned the jury verdict in 2014, a decision that was ultimately upheld by the appellate court.

From 2014 through 2017, we pursued licensing opportunities for our technologies, including through additional litigation where we deemed necessary to protect our patent rights. In addition to our patent enforcement activities, from 2013 through 2017, we also designed and developed products that included integrated circuits (“ICs”) based on our proprietary technologies as well end-user WiFi products aimed at the home and small business networking market. These product development efforts culminated in the launch of our Milo brand product line, which began selling in October 2017.

During the first half of 2018, we focused on (i) production, sales and marketing, and continued developments and enhancements of our WiFi products; (ii) ongoing integrated circuit development for future products and (iii) supporting our patent enforcement and licensing efforts. Our WiFi products did not produce the revenue growth that we had anticipated in 2018. In addition, we experienced lengthy delays in proceedings in certain of our patent enforcement efforts.

In addition, trading of our common stock on the Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) was suspended effective at the open of business on August 17, 2018 as a result of our failure to maintain at least $35 million in market value of listed securities. Our common stock began trading on the OTCQB, an over-the-counter market, immediately following delisting from Nasdaq and our trading symbol, “PRKR”, remained unchanged. We intend to remain a public reporting company and we plan to continue to maintain a majority of independent members on our Board with an independent Audit Committee and to provide annual consolidated financial statements audited by an independent registered public accounting firm and unaudited interim consolidated financial statements prepared in accordance with accounting principles generally accepted in the U.S. However, the OTCQB is a significantly more limited market than Nasdaq.

These factors contributed to a lack of liquidity that necessitated a change in our business plans. Accordingly, in August 2018, we implemented cost reduction measures that included a significant reduction in our workforce, the closure of our engineering design center in Lake Mary, Florida and a reduction in executive and management salaries in order to reduce our ongoing operating expenses.

As a result of these measures, we ceased ongoing chip development activities and significantly curtailed our spending for development, sales and marketing of our WiFi product line in order to focus our limited resources on our patent enforcement program, which requires a significant investment over a lengthy period of time. We ceased sales of our Milo products during the fourth quarter of 2019 in order to focus solely on our patent enforcement actions.

From a patent enforcement standpoint, we spent much of 2018 defending our patents in validity actions filed by defendants in our patent infringement proceedings in both the U.S. and Germany.  In October 2018, we received an adverse decision in Germany regarding the validity of one of our patents that was the subject of two infringement proceedings in Germany.  In 2018, we also received a final decision in a validity challenge filed by Qualcomm against patents that are the subject of a case against Qualcomm and HTC in the middle district of Florida (Orlando division).  This final decision upheld certain favorable patent claims and ultimately resulted in the stay being lifted in the infringement case in early 2019.

In 2019, we received an adverse decision in our third German patent infringement case that we opted not to appeal, thus ending our infringement actions in Germany.  We spent much of 2019 supporting our two U.S. patent infringement cases against Qualcomm and others that were initially scheduled for jury trials in August and December 2020.  As a result of the impact of COVID-19 in 2020, a number of court deadlines were revised.  The trial scheduled to begin in December 2020 in the case of ParkerVision v. Qualcomm and HTC was rescheduled to begin in May 2021.  The trial scheduled to begin in August 2020 in the case of ParkerVision v. Qualcomm and Apple was stayed pending the outcome of the ParkerVision v. Qualcomm and HTC case.

In addition, during 2020, we expanded our patent enforcement actions with the filing of two patent infringement actions in Texas against Intel Corporation and a patent infringement action against TCL Technology Group Corp in California.  See Note 11 to our condensed consolidated interim financial statements and Note 12 to our consolidated financial statements included elsewhere in this prospectus for a detailed description of our various patent enforcement actions.

A significant portion of our litigation costs is funded under a secured contingent payment arrangement with Brickell Key Investments LP (“Brickell”) and other contingent arrangements with legal counsel.  Since 2018, we have funded our operations with debt, equity and equity-linked securities, including contingent payment arrangements, as well as through contingent fee arrangements with litigation counsel.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus for a full discussion of our litigation funding arrangements and our equity and debt financings.

Milo WiFi Products

Our Milo-branded WiFi products were produced and sold from 2017 to 2019.  These products offered a cost-effective networking system to enhance WiFi connectivity by effectively distributing the WiFi signal from existing routers and modems throughout a broader coverage area.  We marketed these products primarily to consumers through Amazon.com and other online outlets, including our own direct-to-consumer online retail site.

Our Milo products did not generate the revenue growth that we anticipated in 2018, in part due to our lack of sufficient financial resources to establish brand recognition and expand sales channels.  Accordingly, as part of our restructuring in August 2018, we made significant reductions in our product sales, marketing, development and operations staff  as well as our expenditures for advertising and other marketing promotions, causing sales to further decline.  In the fourth quarter of 2019, we ceased sales of our Milo products.

The components for the production of our Milo products were generally purchased from third-party suppliers, including contract manufacturers, on a purchase order basis.  To mitigate supply risk, and based on long lead-times and anticipated consumer demand, we built up a significant Milo component and finished product inventory.  As a result, in connection with our restructuring in August 2018, we ceased production and recognized impairment charges against our on-hand inventories.

Our Milo products competed with WiFi networking products offered by companies such as Google, Belkin/Linksys, D-Link, NetGear, Eero (purchased by Amazon), and others.  We also faced competition from service providers who bundle competing networking devices with their service offering.  Although we believe our products were able to compete based on performance, ease-of-installation, price and customer support, our competitors have substantially greater financial resources and brand awareness that we believe were significant factors in the lack of success of our product line.

RF Technologies

Our RF technologies enable highly accurate transmission and reception of RF carriers at low power, thereby enabling extended battery life, and certain size, cost, performance, and packaging advantages.  We believe the most significant hurdle to the licensing and/or sale of our technologies and related products is the widespread use of certain of our technologies in infringing products produced by companies with significantly greater financial, technical, and sales and marketing resources.  We believe we can gain adoption and/or secure licensing agreements with unauthorized current users of one or more of our technologies, and therefore compete, based on a solid and defensible patent portfolio and the advantages enabled by our unique circuit architectures.

Patents and Trademarks

We consider our intellectual property, including patents, patent applications, trademarks, and trade secrets to be significant to our business plan.  We have a program to file applications for and obtain patents, copyrights, and trademarks in the U.S. and in selected foreign countries where we believe filing for such protection is appropriate to establish and maintain our proprietary rights in our technology and products.  As of June 30, 2020, we had approximately 100 active U.S. and foreign patents related to our RF technologies.  In addition, we have a number of patents that expired in 2018 through 2020 that we believe continue to have significant economic value as a result of our ability to assert past damages in our patent enforcement actions.  We estimate the economic lives of our patents to be the shorter of fifteen years from issuance or twenty years from the earliest application date.  Our current portfolio of issued patents have expirations ranging from 2020 to 2036.

Employees

As of June 30, 2020, we had 10 full-time and 2 part-time employees.  We also outsource certain specialty services, such as information technology, and utilize contract staff and third-party consultants from time to time to supplement our workforce.  Our employees are not represented by any collective bargaining agreements and we consider our employee relations to be satisfactory.

Available Information and Access to Reports

We file annual reports on Forms 10-K, quarterly reports on Forms 10-Q, proxy statements and other reports, including any amendments thereto, electronically with the SEC.  The SEC maintains an Internet site (http://www.sec.gov) where these reports may be obtained at no charge.  We also make copies of these reports available, free of charge through our website (http://www.parkervision.com) via the link “SEC filings” as soon as practicable after filing or furnishing such materials with the SEC.

We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

Properties

Our headquarters are located in a 3,000 square foot leased facility in Jacksonville, Florida.  We have an additional 7,000 square foot leased facility in Lake Mary, Florida that was primarily for engineering design activities.  As a result of our restructuring in August 2018, we have ceased use of the Lake Mary facility.  We are attempting to sublease the Lake Mary facility for the remaining lease term, although our ability to sublease is considered unlikely due to the impact of COVID-19.  We believe our properties are in good condition and suitable for the conduct of our business.  Refer to Note 8 to our consolidated financial statements included elsewhere in this prospectus for information regarding our outstanding lease obligations.

Legal Proceedings

We are a party to a number of patent enforcement actions initiated by us against others for the infringement of our technologies, as well as proceedings brought by others against us in an attempt to invalidate certain of our patent claims. These patent-related proceedings are more fully described in Note 11 to our condensed consolidated interim financial statements and Note 12 to our consolidated financial statements included elsewhere in this prospectus.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

Our Board is divided into three classes with only one class of directors typically being elected in each year and each class serving a three-year term.  Our current directors, including their backgrounds and qualifications are as follows:

Name	Age	Position with the Company
Jeffrey L. Parker	63	Class I Director Nominee, Chairman of the Board and Chief Executive Officer
Frank N. Newman	78	Class II Director, Audit Committee Member
Paul A. Rosenbaum	77	Class III Director, Audit Committee Chair
Robert G. Sterne	68	Class III Director

Jeffrey L. Parker

Jeffrey Parker has been the chairman of our Board and our chief executive officer since our inception in August 1989 and was our president from April 1993 to June 1998. From March 1983 to August 1989, Mr. Parker served as executive vice president for Parker Electronics, Inc., a joint venture partner with Carrier Corporation performing research, development, manufacturing, and sales and marketing for the heating, ventilation and air conditioning industry. Mr. Parker is a named inventor on 31 U.S. patents. Among other qualifications, as chief executive officer, Mr. Parker has relevant insight into our operations, our industry, and related risks as well as experience bringing disruptive technologies to market.

Frank N. Newman

Frank Newman has been a director of ours since December 2016.  He is the chief executive officer and co-founder of PathGuard, LLC, a company offering hardware-based cybersecurity.  From 2011 until December 2018, Mr. Newman served as chairman of Promontory Financial Group China Ltd., an advisory group for financial institutions and corporations in China.  From 2005 to 2010, he served as chairman and chief executive officer of Shenzhen Development Bank, a national bank in China.  Prior to 2005, Mr. Newman served as chairman, president, and chief executive officer of Bankers Trust and chief financial officer of Bank of America and Wells Fargo Bank.  Mr. Newman served as Deputy Secretary of the U.S. Treasury from 1994 to 1995 and as Under Secretary of Domestic Finance from 1993 to 1994.  He has authored two books and several articles on economic matters, published in the U.S., mainland China, and Hong Kong.  Mr. Newman has served as a director for major public companies in the U.S., United Kingdom, and China, and as a member of the Board of Trustees of Carnegie Hall. He earned his BA, magna cum laude in economics, at Harvard.  Mr. Newman brings a substantial knowledge of international banking and business relationships to the Board.  His financial background adds an important expertise to the Board with regard to financing future business opportunities.

Paul A. Rosenbaum

Paul A. Rosenbaum has been a director of ours since December 2016 and a member of our Audit Committee since September 2018.  Mr. Rosenbaum has extensive experience as a director and executive officer for both public and private companies in a number of industries.  Since 1994, Mr. Rosenbaum has served as chief executive of SWR Corporation, a privately held corporation that designs, sells, and markets specialty industrial chemicals.  In September 2017, Mr. Rosenbaum was appointed to the Board of Commissioners for the Oregon Liquor Control Commission and has severed as chairman since March 2018. Since 2009, Mr. Rosenbaum has been a member of the Providence St. Vincent Medical Foundation Council of Trustees, and previously served as president of the Council.  In addition, from September 2000 until June 2009, Mr. Rosenbaum served as chairman and chief executive of Rentrak Corporation (“Rentrak”), a Nasdaq publicly traded company that provides transactional media measurement and analytical services to the entertainment and media industry.  From June 2009 until July 2011, Mr. Rosenbaum served in a non-executive capacity as chairman of Rentrack.  From 2007 until 2016, Mr. Rosenbaum served on the Board of Commissioners for the Port of Portland, including as vice chairman from 2012 to 2016.

Mr. Rosenbaum was chief partner in the Rosenbaum Law Center from 1978 to 2000 and served in the Michigan Legislature from 1972 to 1978, during which time he chaired the Michigan House Judiciary Committee, was legal counsel to the Speaker of the House of the state of Michigan and wrote and sponsored the Michigan Administrative Procedures Act. Additionally, Mr. Rosenbaum served on the National Conference of Commissioners on Uniform State Laws, as vice chairman of the Criminal Justice and Consumer Affairs Committee of the National Conference of State Legislatures, and on a committee of the Michigan Supreme Court responsible for reviewing local court rules.  Among other qualifications, Mr. Rosenbaum has extensive experience as a director and executive officer of a publicly held corporation and has relevant insights into operations and our litigation strategies.

Robert G. Sterne

Robert G. Sterne has been a director of ours since September 2006 and also served as a director of ours from February 2000 to June 2003. Since 1978, Mr. Sterne has been a partner of the law firm of Sterne, Kessler, Goldstein & Fox PLLC, specializing in patent and other intellectual property law. Mr. Sterne provides legal services to us as one of our patent and intellectual property attorneys. Mr. Sterne has co-authored numerous publications related to patent litigation strategies.  He has received multiple awards for contributions to intellectual property law including Law 360’s 2016 Top 25 Icons of IP and the Financial Times 2015 Top 10 Legal Innovators in North America.  Among other qualifications, Mr. Sterne has an in-depth knowledge of our intellectual property portfolio and patent strategies and is considered a leader in best practices and board responsibilities concerning intellectual property.

Director Independence

Although our Common Stock is quoted on the OTCQB, we continue to follow the rules of Nasdaq in determining if a director is independent. The Board also consults with our counsel to ensure that the Board’s determination is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Board has affirmatively determined that Messrs. Newman, Rosenbaum, and Sterne are independent directors.

Information About Our Executive Officers

Our current executive officers are as follows:

Name	Age	Position with the Company
Jeffrey Parker	63	Chairman of the Board and Chief Executive Officer
Cynthia Poehlman	53	Chief Financial Officer and Corporate Secretary

The background for Mr. Jeffrey Parker is included above under the heading “Directors”.

Cynthia Poehlman

Cynthia Poehlman has been our chief financial officer since June 2004 and our corporate secretary since August 2007.  From March 1994 to June 2004, Ms. Poehlman was our controller and our chief accounting officer.  Ms. Poehlman has been a certified public accountant in the state of Florida since 1989.

Former Executive Officers

Messrs. David Sorrells and Gregory Rawlins both served as our Chief Technology Officers (“CTO”) through 2019. In March 2020, given our reduced scope of operations, in particular our research and development activities, our Board determined to eliminate the Chief Technology Officer role.  Both Mr. Sorrells and Mr. Rawlins remain employed by us in technical support roles.

Family Relationships

There are no family relationships among our officers or directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the total compensation of each of our “named executive officers” as defined in Item 402(m) of Regulation S-K (the “Executives”) for the fiscal years ended December 31, 2019 and 2018. Given the complexity of disclosure requirements concerning executive compensation, and in particular with respect to the standards of financial accounting and reporting related to equity compensation, there is a difference between the compensation that is reported in this table versus that which is actually paid to and received by the Executives. The amounts in the Summary Compensation Table that reflect the full grant date fair value of an equity award, do not necessarily correspond to the actual value that has been realized or will be realized in the future with respect to these awards.

(a)	(b)	(c)		(d)	(e)	(f)	(g)		(h)
Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other ($)		Total ($)
Jeffrey Parker, Chief	2019	$260,000		$-	$-	$845,766	$24,000	[4]	$1,129,766
Executive Officer	2018	297,500		-	-	-	24,000	[4]	321,500
Cynthia Poehlman, Chief	2019	180,000		-	-	140,961	-		320,961
Financial Officer	2018	205,962		-	-	-	-		205,962
David Sorrells, Former	2019	158,577		-	-	-	-		158,577
Chief Technology Officer	2018	252,303	[2]	2,149	-	-	-		254,452
Gregory Rawlins, Former	2019	200,000		-	-	105,721	-		305,721
Chief Technology Officer, Heathrow	2018	228,846	[3]	-	-	-	-		228,846

1.

The amounts represented in columns (e) and (f) represents the full grant date fair value of equity awards in accordance with ASC 718.  Refer to Note 14 to the consolidated financial statements for the year ended December 31, 2019 included elsewhere in this prospectus for the assumptions made in the valuation of equity awards.

2.	Includes $8,481, which represents the grant-date fair value of restricted stock received by the executive in lieu of salary.
3.	Includes $7,692, which represents the grant-date fair value of restricted stock received by the executive in lieu of salary.
4.	Represents an automobile allowance in the amount of $24,000.

In August 2018, each of our Executives agreed to a 20% reduction in base salary in connection with our planned restructuring.  Mr. Sorrells agreed to an additional reduction in base salary in March 2019 in connection with his focus on the winding-down product operations.  Our Executives are eligible for the same employment benefits as our non-Executive employees and receive no other perquisites except as noted in the table above.

In August 2019, the Board granted nonqualified stock options to certain Executives including an option to purchase 6,000,000 shares to Jeffrey Parker, an option to purchase 1,000,000 shares to Cynthia Poehlman, and an option to purchase 750,000 shares to Gregory Rawlins.  The options are exercisable at $0.17 per share and vest in eight equal quarterly installments beginning September 1, 2019.  In granting these awards, the Board considered a number of factors including the estimated fair value of the awards as compared to the each Executive’s base salary, position and responsibilities, the past and expected future contributions of each Executive, the lack of any equity awards to Executives since 2017, and the goal of aligning the interests of Executives with the long-term performance of the company.

In consideration of our Executive’s voluntary salary reductions, in February 2020, our Board approved equity awards under our 2019 Long Term Incentive Plan including 300,000 RSUs to Mr. Parker, 150,000 RSUs to each of Messrs. Rawlins and Sorrells and 150,000 share options at an exercise price of $0.33 per share to Ms. Poehlman.  Fifty percent (50%) of the RSUs vest on May 9, 2020 and the remaining RSUs vest in four equal quarterly installments commencing August 9, 2020.  The options vest 50% upon grant with the remainder vesting in four equal quarterly installments commencing May 10, 2020.

We do not have employment agreements with any of our Executives. We have non-compete arrangements in place with all of our employees, including our Executives, that impose post-termination restrictions on (i) employment or consultation with competing companies or customers, (ii) recruiting or hiring employees for a competing company, and (iii) soliciting or accepting business from our customers. We also have a tax-qualified defined contribution 401(k) plan for all of our employees, including our Executives. We did not make any employer contributions to the 401(k) plan in 2019 or 2018.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes information concerning the outstanding equity awards, including unexercised options, unvested stock and equity incentive awards, as of December 31, 2019 for each of our Executives:

	Option Awards
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option Exercise Price ($)	Option Expiration Date
Name	(a)	(b)	(c)	(d)
Jeffrey Parker	20,000	-	1.98	8/15/2024
	1,500,000	4,500,000	0.17	8/7/2029
Cynthia Poehlman	20,000	-	1.98	8/15/2024
	250,000	750,000	0.17	8/7/2029
David Sorrells	20,000	-	1.98	8/15/2024
Gregory Rawlins	20,000	-	1.98	8/15/2024
	187,500	562,500	0.17	8/7/2029

Director Compensation

Since September 2018, the Board compensation program has consisted exclusively of equity-based compensation, generally awarded annually, in the form of nonqualified stock options, restricted stock units (“RSUs”), or a combination thereof.  Unvested director equity compensation awards are forfeited if the director resigns or is removed from the Board for cause prior to the vesting date. Nonqualified stock options expire seven years from grant date.

In August 2019, each of our non-employee directors received 800,000 nonqualified stock options at an exercise price of $0.17 per share with a grant-date fair value of approximately $113,000.  The options vest in eight equal quarterly installments from September 1, 2019 through June 1, 2021.  In February 2020, our non-employee directors were awarded, at their option, either 150,000 nonqualified stock options at an exercise price of $0.33 per share or an RSU for 150,000 shares.  Messrs. Rosenbaum and Sterne opted to receive options, each with a grant-date fair value of approximately $43,000.  Mr. Newman opted to receive a RSU with a grant date fair value of approximately $50,000.  Each of the awards vest 50% upon grant with the remaining portion vesting in four equal quarterly installments from May 2020 through February 2021.  In addition, in February 2020, Mr. Sterne was awarded an immediately vested nonqualified stock option for the purchase of 100,000 shares at $0.33 per share, with an estimated grant-date fair value of approximately $29,000, in exchange for Mr. Sterne’s waiver and forgiveness of approximately $100,000 in accrued and unpaid fees for board and committee service prior to 2019.

We reimburse our non-employee directors for their reasonable expenses incurred in attending meetings and we encourage participation in relevant educational programs for which we reimburse all or a portion of the costs incurred for these purposes.

Directors who are also our employees are not compensated for serving on our Board.  Information regarding compensation otherwise received by our directors who are also named executive officers is provided under “Executive Compensation.”

The following table summarizes the compensation of our current and former non-employee directors for the year ended December 31, 2019.

Name	Fees Earned or Paid in Cash ($)	Stock Awards($)	Option Awards($) 1	Total ($)
(a)	(b)	(c)	(d)	(e)
Frank Newman [2]	-	-	$112,769	$112,769
Paul Rosenbaum [2]	-	-	112,769	112,769
Robert Sterne [3]	-	-	112,769	112,769

1.

The amounts represented in column (d) represent the full grant date fair value of share-based awards in accordance with ASC 718.  Refer to Note 14 of the consolidated financial statements included elsewhere in this prospectus for the assumptions made in the valuation of stock awards.

2.	At December 31, 2019, Messrs. Newman and Rosenbaum each have an aggregate of 975,000 nonqualified stock options outstanding, of which 375,000 are exercisable.
3.	At December 31, 2019, Mr. Sterne has 1,029,046 nonqualified stock options outstanding, of which 429,046 are exercisable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of August 19, 2020 with respect to the stock ownership of (i) those persons or groups who beneficially own more than 5% of our common stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our directors and executive officers as a group (based upon information furnished by those persons).

As of August 19, 2020, 50,820,670 shares of our common stock were issued and outstanding.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class[1]
HOLDERS OF 5% OR GREATER
GEM Partners, LP	5,302,404	[2]	9.99%

EXECUTIVE OFFICERS AND DIRECTORS
Jeffrey Parker [9]	4,078,083	[3]	7.47%
Cynthia Poehlman [9]	845,193	[4]	1.64%
Frank Newman [9]	790,000	[5]	1.54%
Paul Rosenbaum [9]	1,505,389	[6]	2.91%
Robert Sterne [9]	939,811	[7]	1.82%
All directors, director nominees and executive officers as a group (5 persons)	8,158,476	[8]	14.09%

[1]

Percentage is calculated based on all outstanding shares of common stock plus, for each person or group, any shares of common stock that the person or the group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.  Unless otherwise indicated, each person or group has sole voting and dispositive power over all such shares of common stock.

[2]

GEM Investment Advisors, LLC (“GEM Advisors”) is the general partner of GEM Partners LP (“GEM”) and Flat Rock Partners LP (“FlatRock”). Mr. Daniel Lewis is the controlling person of GEM Advisors. GEM Advisors and Mr. Lewis have shared voting and dispositive power. Beneficial ownership includes (i) 4,899 shares held by FlatRock, (ii) 6,600 shares held by Mr. Lewis, (iii) 3,030,982 shares held by GEM, and (iv) 2,259,923 shares underlying convertible notes held by GEM, but excludes 8,067,000 shares underlying convertible notes held by GEM that are not convertible within 60 days due to exercise limitations.

[3]

Includes 3,770,000 shares of common stock issuable upon option that are or will become exercisable within 60 days,  190,824 shares held by Mr. Parker directly, and 117,259 shares held by Jeffrey Parker and Deborah Parker Joint Tenants in Common, over which Mr. Parker has shared voting and dispositive power.  Excludes 112,500 unvested RSUs and 2,250,000 shares of common stock issuable upon options that may become exercisable in the future.

[4]

Includes 795,000 shares of common stock issuable upon options that are or will become exercisable within 60 days and excludes 375,000 shares of common stock issuable upon options that may become exercisable in the future.

[5]

Includes 625,000 shares of common stock issuable upon options that are or will become exercisable within 60 days and excludes 37,500 unvested RSUs and 350,000 shares of common stock issuable upon options that may become exercisable in the future.

[6]

Includes 737,500 shares of common stock issuable upon options that are or will become exercisable within 60 days and 250,000 shares of common stock underlying convertible notes.  Excludes 387,500 shares of common stock issuable upon options that may become exercisable in the future.

[7]

Includes 891,546 shares of common stock issuable upon options that are or will become exercisable within 60 days and excludes 387,500 shares of common stock issuable upon options that may become exercisable in the future.

[8]

Includes 6,819,046 shares of common stock issuable upon options that are or will become exercisable within 60 days and 250,000 shares of common stock underlying convertible notes held by directors and officers and excludes 150,000 unvested RSUs and 3,750,000 shares of common stock issuable options that may become exercisable in the future (see notes 3, 4, 5, 6, and 7 above).

[9]	The person’s address is 9446 Philips Highway, Suite 5A, Jacksonville, Florida 32256.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We paid approximately $0 and $22,000 in the six months ended June 30, 2020 and the year ended December 31, 2019, respectively for patent-related legal services to SKGF, of which Robert Sterne, is a partner.  In addition, we have an outstanding note with SKGF and the note, as amended, allows for interest at 4% per annum, monthly installments of $10,000 per month beginning January 2020, with a final balloon payment due on April 30, 2022.  At June 30, 2020, the outstanding balance of the note, including unpaid interest is $847,000.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale by the selling stockholders from time to time of up to an aggregate of 5,871,584 shares of Common Stock issued pursuant to securities purchase agreements dated April through August 2020.

When we refer to the “selling stockholders” in this prospectus, we mean the persons and entities listed in the table below, and each of their respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of such selling stockholder’s interests in shares of our Common Stock other than through a public sale.

Other than as described in this prospectus, the selling stockholders have not within the past three years had any position, office or other material relationship with us or any of our predecessors or affiliates other than as a holder of our securities. None of the selling stockholders is a broker-dealer or affiliate of a broker-dealer.

The table below presents information regarding the selling stockholders, the shares of Common Stock that they may sell or otherwise dispose of from time to time under this prospectus and the number of shares and percentage of our outstanding shares of Common Stock each of the selling stockholders will own assuming all of the shares covered by this prospectus are sold by the selling stockholders.

We do not know when or in what amounts the selling stockholders may sell or otherwise dispose of the shares of Common Stock offered hereby. The selling stockholders might not sell or dispose of any or all of the shares covered by this prospectus or may sell or dispose of some or all of the shares other than pursuant to this prospectus. Because the selling stockholders may not sell or otherwise dispose of some or all of the shares covered by this prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale or other disposition of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that all of the shares of Common Stock covered by this prospectus will be sold by the selling stockholders.

		Beneficial Ownership Prior to This	Shares Offered	Beneficial Ownership After Offering (1)
Selling Stockholder		Offering (1)	Hereby	Shares	Percent
GEM Partners, LP	(2)	5,302,404	285,714	5,333,690	9.99%
Lewis Titterton	(3)	2,592,789	500,001	2,422,788	4.64%
Peter Ian Higgins		1,298,595	300,000	998,595	1.96%
Steven Lampe	(4)	1,258,740	571,430	687,310	1.34%
Andrew Tobias		1,065,715	285,715	780,000	1.53%
Joseph W. Kaempfer, Jr.		571,430	285,715	285,715	*
Jamie A. Rome	(5)	238,096	71,429	166,667	*
Hiren Patel		357,143	357,143	-	-
Robert M. Frier		285,715	285,715	-	-
Joan S. Zofnass	(6)	285,716	285,716	-	-
Alix L. L. Ritchie Living Trust	(7)	285,715	285,715	-	-
Dennis Mehiel		285,715	285,715	-	-
Damvix Equities LLC	(8)	215,000	215,000	-	-
Robert Petrie		150,000	150,000	-	-
Mohammed R. Barajakly		215,000	215,000	-	-
Dr. A. Seth Greenwald		150,000	150,000	-	-
Ronald T. Bevans, Jr.		142,858	142,858	-	-
Shaun Hong		140,000	140,000	-	-
Vincent P. Milaccio		100,000	100,000	-	-
Aileen Gregoire		100,000	100,000	-	-
Ask Alessandra LLC	(9)	86,000	86,000	-	-
Wenyu Luo		85,715	85,715	-	-
John Birdsall and Margaret Mintz	(10)	72,000	72,000	-	-
Edward L. Motter		71,429	71,429	-	-
Hajibashi, LLC	(11)	71,429	71,429	-	-
AMK Group Inc.	(12)	71,429	71,429	-	-
Jeffrey T. McCarthy		71,429	71,429	-	-
Manal Eldumiati		71,429	71,429	-	-
Andrew Dragoumis		71,429	71,429	-	-
Scott Sebasty		71,429	71,429	-	-
David Heering		70,000	70,000	-	-
Ronan Fagan		45,000	45,000	-	-

*       Less than 1%

(1)

The information in the table is based on information supplied to us by the selling stockholders. The percentages of ownership are calculated based on 50,820,670 shares of Common Stock outstanding as of August 19, 2020. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act, and generally includes shares over which the selling stockholder has voting or dispositive power, including any shares that the selling stockholder has the right to acquire within 60 days of the date of this prospectus. Beneficial ownership excludes shares underlying notes or warrants that would not be exercisable due to exercise limitations.  Unless otherwise indicated, the selling stockholders have sole voting and dispositive control over the shares of Common Stock.

(2)

GEM Investment Advisors, LLC (“GEM Advisors”) is the general partner of GEM Partners LP (“GEM”) and Flat Rock Partners LP (“FlatRock”). Mr. Daniel Lewis is the controlling person of GEM Advisors. GEM Advisors and Mr. Lewis have shared voting and dispositive power. Beneficial ownership includes 4,899 shares held by FlatRock and 6,600 shares held by Mr. Lewis.  Beneficial ownership before the offering also includes (i) 3,030,982 shares held by GEM, including  285,714 shares issued in the August 2020 PIPE that are offered hereby, and (ii) 2,259,923 shares underlying convertible notes held by GEM, but excludes 8,067,000 shares underlying convertible notes held by GEM that are not convertible within 60 days due to exercise limitations.  Beneficial ownership after the offering includes (i) 2,745,268 shares held by GEM and (ii) 2,576,923 shares underlying convertible notes held by GEM, but excludes 7,750,000 shares underlying convertible notes held by GEM that are not convertible within 60 days due to exercise limitations.

(3)

Mr. Titterton is a former director of ours. Mr. Titterton’s beneficial ownership before the offering includes 62,500 shares issuable upon currently exercisable options and 1,054,616 shares underlying convertible notes, but excludes 330,000 shares underlying convertible notes that are not convertible within 60 days due to exercise limitations.  Mr. Titterton’s beneficial ownership after the offering includes 62,500 shares issuable upon currently exercisable options and 1,384,116 shares underlying convertible notes held by Mr. Titterton.

(4)	Mr. Lampe’s beneficial ownership includes 600,000 shares underlying convertible notes.
(5)	Mr. Rome’s beneficial ownership includes 71,429 shares held in joint tenancy with his wife, Leila M. Rome that are being offered hereby.
(6)	Ms. Zofnass’ beneficial ownership includes 142,858 held by the RER Irrevocable Trust for which she has sole voting and dispositive power.
(7)	Alix L. L. Ritchie is trustee of the Alix L.L. Ritchie Living Trust and has sole voting and dispositive power over the shares owned by the Alix L. L. Ritchie Living Trust.
(8)	Maxime Rambaud is the Manager of Damvix Equities, LLC and has sole voting and dispositive power over the shares held by Damvix Equities, LLC.
(9)	Courtney Clemen is the Manager of Ask Alessandra, LLC and has sole voting and dispositive power over the shares held by Ask Alessandra, LLC.
(10)	John Birdsall and Margaret Mintz have shared voting and dispositive power over the shares being offered hereby.
(11)	Hamid Hajibashi, as owner of Hajibashi LLC, has sole voting and dispositive power over the shares held by Hajibashi LLC.
(12)	Arthur Kushner is President of AMK Group, Inc. and has sole voting and dispositive power over the shares held by AMK Group, Inc.

PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of Common Stock covered hereby on the principal trading market for the Common Stock or any other stock exchange, market or trading facility on which the Common Stock is traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker‑dealer solicits purchasers;
•	block trades in which the broker‑dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker‑dealer as principal and resale by the broker‑dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales;
•	in transactions through broker‑dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Further, because our Common Stock is classified as a “penny stock”, broker-dealers who make a market in our Common Stock will be subject to additional sales practice requirements for selling our Common Stock to persons other than established customers and accredited investors. For instance, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale.

The selling stockholders may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of Common Stock by other means not described in this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales, and therefore will be required to comply with the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. Additionally, if the selling stockholders and/or their broker-dealers or agents are deemed to be underwriters, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have also agreed to provide indemnification and contribution to the selling stockholders against certain civil liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner of sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information requirements under Rule 144 or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 or any other rule of similar effect. The securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the securities may not simultaneously engage in market making activities with respect to our Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of Common Stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary only and is qualified by reference to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are included herewith as Exhibits 3.1 through 3.7, respectively.

Common Stock

We are authorized to issue up to 110,000,000 shares of Common Stock, $0.01 par value per share. As of August 19, 2020, there were 50,820,670 shares of our Common Stock outstanding. Holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and may not cumulate votes for the election of directors. Common Stockholders have the right to receive dividends when, as, and if declared by the Board from funds legally available therefore. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

Shareholder Protection Rights Plan

We have a Shareholder Protection Rights Agreement (“Rights Agreement”), originally adopted on November 21, 2005 and amended on November 20, 2015, pursuant to which we issued, on November 29, 2005, as a dividend, one right to acquire a fraction of a share of Series E Preferred Stock for each then outstanding share of Common Stock. Each share of Common Stock issued by us after such date also has included, and any subsequent shares of Common Stock issued by us prior to the Separation Time (as defined in the Rights Agreement) will include, an attached right. The following description of the Rights Agreement, and any description of the Rights Agreement included in a prospectus supplement, may not be complete and is subject to and qualified in its entirety by, reference to the terms and provisions of the Rights Agreement.

The principal objective of the Rights Agreement is to cause someone interested in acquiring us to negotiate with our Board rather than launch an unsolicited or hostile bid. The Rights Agreement subjects a potential acquirer to substantial voting and economic dilution.

The rights initially are not exercisable and trade with our Common Stock. In the future, the rights may become exercisable with various provisions that may discourage a takeover bid. If a potential acquirer initiates a takeover bid or becomes the beneficial owner of 15% or more of our Common Stock, the rights will separate from the Common Stock. Upon separation, the holders of the rights may exercise their rights at an exercise price of $14.50 per right (the “Exercise Price”), subject to adjustment and payable in cash. Additionally, the rights have what are known as “flip-in” and “flip-over” provisions that could make any acquisition of us more costly to the potential acquirer. The “flip-in” provision provides that, in the event a potential acquirer acquires 15% or more of the outstanding shares of our Common Stock, upon payment of the exercise price, the holders of the rights will receive from us that number of shares of Common Stock having an aggregate market price equal to twice the Exercise Price, as adjusted. The “flip-over” provision allows the holder to purchase that number of shares of common/voting equity of a successor entity, if we are not the surviving corporation in a business combination, with an aggregate market price equal to twice the Exercise Price.

We have the right to substitute for any of our shares of Common Stock that we are obligated to issue, shares of Series E Preferred Stock at a ratio of one thousandth of a share of Series E Preferred Stock for each share of Common Stock.

The rights may be redeemed upon approval of the Board at a redemption price of $0.01 per right. The Rights Agreement expires on November 20, 2020.

Classified Board; Director Nominations; Special Meetings

Our Board is divided into three classes, with only one class of directors elected at each annual meeting, and our shareholders may remove our directors only for cause. Nominations for our Board may be made by our Board or by any holder of Common Stock. A shareholder entitled to vote for the election of directors may nominate a person for election as director only if the shareholder provides written notice of his nomination to our secretary not later than 120 days in advance of the same day and month that our proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders or, if no annual meeting was held in the previous year, then by the end of the fiscal year to which the annual meeting in which the nomination will be made relates. A special meeting of our shareholders may be called only by our Board or our chief executive officer. These provisions and the Board’s right to issue shares of our preferred stock from time to time, in one or more classes or series without stockholder approval, are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by our Board. These provisions are also intended to discourage some tactics that may be used in proxy fights.

LEGAL MATTERS

The legality of the Common Stock offered by this prospectus has been passed upon by Graubard Miller, New York, New York. Graubard Miller owns shares of our Common Stock constituting less than 1% of our outstanding shares of Common Stock.

EXPERTS

The consolidated financial statements as of December 31, 2019 and for the year ended December 31, 2019 included in this Prospectus and in the Registration Statement have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of MSL, P.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2018 and for the year ended December 31, 2018 included in this Prospectus and in the Registration Statement have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of BDO USA, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Our Common Stock is traded on the OTCQB Market.

We have filed with the SEC a Registration Statement on Form S-1 relating to the Common Stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about us and our Common Stock, you should refer to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

PARKERVISION, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands, except par value data)

	June 30,	December 31,
	2020	2019
CURRENT ASSETS:
Cash and cash equivalents	$543	$57
Prepaid expenses	569	505
Other current assets	25	117
Total current assets	1,137	679

Operating lease right-of-use assets	14	283
Intangible assets, net	2,447	2,878
Other assets, net	74	86
Total assets	$3,672	$3,926

CURRENT LIABILITIES:
Accounts payable	$4,284	$2,328
Accrued expenses:
Salaries and wages	87	78
Professional fees	165	499
Statutory court costs	327	369
Other accrued expenses	492	1,081
Related party note payable, current portion	98	86
Secured note payable, current portion	24	1,222
Unsecured notes payable	64	225
Operating lease liabilities, current portion	165	250
Total current liabilities	5,706	6,138

LONG-TERM LIABILITIES:
Secured contingent payment obligation	28,685	26,651
Convertible notes, net	2,979	2,733
Related party note payable, net of current portion	748	793
Unsecured contingent payment obligations	3,522	-
Operating lease liabilities, net of current portion	236	305
Other long-term liabilities	130	403
Total long-term liabilities	36,300	30,885
Total liabilities	42,006	37,023

SHAREHOLDERS' DEFICIT:
Common stock, $.01 par value, 110,000 shares authorized, 49,097 and 34,097 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	491	341
Additional paid-in capital	374,464	368,345
Accumulated deficit	(413,289)	(401,783)
Total shareholders' deficit	(38,334)	(33,097)
Total liabilities and shareholders' deficit	$3,672	$3,926

PARKERVISION, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Product revenue	$-	$25	$-	$35
Cost of sales	-	(25)	-	(35)
Gross margin	-	-	-	-

Research and development expenses	-	-	-	334
Selling, general and administrative expenses	2,328	1,851	7,823	4,007
Total operating expenses	2,328	1,851	7,823	4,341

Interest expense	(115)	(76)	(301)	(138)
Change in fair value of contingent payment obligations	(1,142)	365	(3,382)	823
Total interest and other	(1,257)	289	(3,683)	685

Net loss	(3,585)	(1,562)	(11,506)	(3,656)

Other comprehensive loss, net of tax	-	-	-	-

Comprehensive loss	$(3,585)	$(1,562)	$(11,506)	$(3,656)

Basic and diluted net loss per common share	$(0.08)	$(0.05)	$(0.27)	$(0.12)

Weighted average common shares outstanding	45,393	30,888	41,861	30,042

PARKERVISION, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(UNAUDITED)

(in thousands)

	Common Stock, Par Value	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Deficit
Balance as of December 31, 2019	$341	$368,345	$(401,783)	$(33,097)
Issuance of common stock and warrants in private offerings, net of issuance costs and initial fair value of contingent payment rights	39	2,811	-	2,850
Issuance of common stock upon exercise of warrants	14	487	-	501
Issuance of common stock and warrants for services	5	219	-	224
Issuance of convertible debt with beneficial conversion feature	-	173	-	173
Issuance of common stock upon conversion of and payment of interest-in-kind on convertible debt	7	187	-	194
Issuance of common stock upon conversion of short-term loans and payables	22	318	-	340
Share-based compensation, net of shares withheld for taxes	3	458	-	461
Comprehensive loss for the period	-	-	(7,921)	(7,921)
Balance as of March 31, 2020	$431	$372,998	$(409,704)	$(36,275)
Issuance of common stock and warrants in private offerings, net of issuance costs and initial fair value of contingent payment rights	43	725	-	768
Issuance of common stock upon exercise of warrants	11	363	-	374
Issuance of common stock and warrants for services	1	13	-	14
Issuance of common stock upon conversion and payment of interest-in-kind on convertible debt	1	66	-	67
Share-based compensation, net of shares withheld for taxes	4	299	-	303
Comprehensive loss for the period	-	-	(3,585)	(3,585)
Balance as of June 30, 2020	$491	$374,464	$(413,289)	$(38,334)

	Common Stock, Par Value	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Deficit
Balance as of December 31, 2018	$287	$366,695	$(392,292)	$(25,310)
Cumulative effect of change in accounting principle	-	-	(38)	(38)
Issuance of common stock upon exercise of warrants	15	-	-	15
Issuance of common stock upon conversion and payment of interest-in-kind on convertible debt	4	76	-	80
Share-based compensation, net of shares withheld for taxes	-	67	-	67
Comprehensive loss for the period	-	-	(2,094)	(2,094)
Balance as of March 31, 2019	306	366,838	(394,424)	(27,280)
Issuance of common stock and warrants in public and private offerings, net of issuance costs	6	54	-	60
Issuance of common stock upon exercise of warrants	-	-	-	-
Issuance of common stock upon conversion and payment of interest-in-kind on convertible debt	5	43	-	48
Share-based compensation, net of shares withheld for taxes	-	48	-	48
Comprehensive loss for the period	-	-	(1,562)	(1,562)
Balance as of June 30, 2019	$317	$366,983	$(395,986)	$(28,686)

PARKERVISION, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Six Months Ended
	June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,506)	$(3,656)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	358	411
Share-based compensation	764	115
Noncash lease expense	57	199
Loss (gain) on changes in fair value of contingent payment obligations	3,382	(823)
Loss on disposal/impairment of equipment and other assets	394	215
Noncash expense for amendment of equity-related agreements	2,211	-
Changes in operating assets and liabilities:
Accounts receivable	-	1
Inventories	-	40
Prepaid expenses and other assets	266	15
Accounts payable and accrued expenses	1,251	1,081
Operating lease liabilities	(154)	(148)
Total adjustments	8,529	1,106
Net cash used in operating activities	(2,977)	(2,550)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	-	23
Purchases of property and equipment	(3)	-
Payments for patent costs and other intangible assets	-	(17)
Net cash (used in) provided by investing activities	(3)	6

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock, including contingent payment rights, in private offerings	2,578	-
Net proceeds from exercise of options and warrants	875	15
Net proceeds from debt financings	1,244	1,865
Principal payments on long-term debt	(1,231)	(800)
Net cash provided by financing activities	3,466	1,080

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	486	(1,464)

CASH AND CASH EQUIVALENTS, beginning of period	57	1,527

CASH AND CASH EQUIVALENTS, end of period	$543	$63

PARKERVISION, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.  Description of Business

ParkerVision, Inc. and its wholly-owned German subsidiary, ParkerVision GmbH (collectively “ParkerVision”, “we” or the “Company”) is in the business of innovating fundamental wireless technologies and products.

We have designed and developed proprietary radio frequency (“RF”) technologies and integrated circuits for use in wireless communication products. We have expended significant financial and other resources to research and develop our RF technologies and to obtain patent protection for those technologies in the United States of America (“U.S.”) and certain foreign jurisdictions. We believe certain patents protecting our proprietary technologies have been broadly infringed by others and therefore the primary focus of our business plan is the enforcement of our intellectual property rights through patent infringement litigation and licensing efforts. We currently have patent enforcement actions ongoing in various U.S. district courts against mobile handset and smart television providers and, in certain cases, their chip suppliers for the infringement of several of our RF patents.  We have made significant investments in developing and protecting our technologies, the returns on which are dependent upon the generation of future revenues for realization.

We also designed, developed and marketed a distributed WiFi product line under the brand name Milo®.  We restructured our operations in 2018 to reduce operating expenses in light of our limited capital resources.  Accordingly, we significantly reduced our ongoing investment in the Milo products.  In early 2019, we ceased substantially all ongoing research and development efforts and, where applicable, repurposed resources to support our patent enforcement and product sales and support efforts.  We ceased sales of our Milo products in the fourth quarter of 2019 and are currently focused exclusively on our patent enforcement litigation and licensing efforts.

2.  Liquidity and Going Concern

Our accompanying condensed consolidated financial statements were prepared assuming we would continue as a going concern, which contemplates that we will continue in operation for the foreseeable future and will be able to realize assets and settle liabilities and commitments in the normal course of business for a period of at least one year from the issuance date of these condensed consolidated financial statements.  These condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that could result should we be unable to continue as a going concern.

We have incurred significant losses from operations and negative cash flows from operations in every year since inception and have utilized the proceeds from the sales of debt and equity securities and contingent funding arrangements with third-parties to fund our operations, including the cost of litigation.  For the six months ended June 30, 2020, we incurred a net loss of approximately $11.5 million and negative cash flows from operations of approximately $3.0 million.  At June 30, 2020, we had cash and cash equivalents of approximately $0.5 million, a working capital deficit of approximately $4.6 million and an accumulated deficit of approximately $413.3 million.  These circumstances raise substantial doubt about our ability to continue to operate as a going concern for a period of one year following the issue date of these condensed consolidated financial statements.

For the six months ended June 30, 2020, we received aggregate net proceeds from debt and equity financings of approximately $3.8 million and proceeds from the exercise of outstanding warrants of approximately $0.9 million.  In addition, we repaid approximately $0.7 million in short-term debt and other accrued expenses through the use of shares of our common stock.  Despite these funding efforts, our resources are not sufficient to meet our short-term liquidity needs and we will be required to seek additional capital.

Our ability to meet our liquidity needs for the next twelve months is dependent upon (i) our ability to successfully negotiate licensing agreements and/or settlements relating to the use of our technologies by others in excess of our contingent payment obligations and (ii) our ability to obtain additional debt or equity financing.  We expect that proceeds received by us from patent enforcement actions and technology licenses over the next twelve months may not be sufficient to cover our working capital requirements.  In the event we do not generate revenues, or other patent-related proceeds, sufficient to cover our operational costs and contingent repayment obligations, we will be required to raise additional working capital through the sale of equity securities or other financing arrangements.

In July, we received aggregate net proceeds of $0.2 million from the sale of equity securities with contingent payment rights to our patent enforcement proceeds, if any.  We are exploring additional financing opportunities for both our short and long-term capital needs.  These financing opportunities may include debt, convertible debt, common or preferred equity offerings, or a combination thereof.  There can be no assurance that we will be able to consummate a financing transaction or that the terms of such financing will be on terms and conditions that are acceptable.

We expect to continue to invest in the support of our patent enforcement and licensing programs.  The long-term continuation of our business plan is dependent upon the generation of sufficient revenues from our technologies and/or products to offset expenses and contingent payment obligations.  In the event that we do not generate sufficient revenues, we will be required to obtain additional funding through public or private debt or equity financing or contingent fee arrangements and/or reduce operating costs.  Failure to generate sufficient revenues, raise additional capital through debt or equity financings or contingent fee arrangements, and/or reduce operating costs will have a material adverse effect on our ability to meet our long-term liquidity needs and achieve our intended long-term business objectives.

3.  Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the period ended June 30, 2020 were prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X.  Operating results for the three and six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020 or future years.  Certain reclassifications have been made to prior period amounts to conform to the current period presentation.  All normal and recurring adjustments which, in the opinion of management, are necessary for a fair statement of the consolidated financial condition and results of operations have been included.

The year-end condensed consolidated balance sheet data was derived from audited financial statements for the year ended December 31, 2019, but does not include all disclosures required by GAAP.  These interim condensed consolidated financial statements should be read in conjunction with our latest Annual Report on Form 10-K for the year ended December 31, 2019 (“2019 Annual Report”).

The condensed consolidated financial statements include the accounts of ParkerVision, Inc. and its wholly-owned German subsidiary, ParkerVision GmbH, after elimination of all intercompany transactions and accounts.

4.  Accounting Policies

There have been no changes in accounting policies from those stated in our 2019 Annual Report.  We do not expect any newly effective accounting standards to have a material impact on our financial position, results of operations or cash flows when they become effective.

5.  Loss per Common Share

Basic loss per common share is determined based on the weighted-average number of common shares outstanding during each period.  Diluted loss per common share is the same as basic loss per common share as all common share equivalents are excluded from the calculation, as their effect is anti-dilutive.

We have shares underlying outstanding options, warrants, unvested RSUs and convertible notes that were excluded from the computation of diluted loss per share as their effect would have been anti-dilutive.  These common share equivalents at June 30, 2020 and 2019 were as follows (in thousands):

	June 30,
	2020	2019
Options outstanding	12,248	1,082
Warrants outstanding	14,850	11,700
Unvested RSUs	394	-
Shares underlying convertible notes	23,807	11,096
	51,299	23,878

6.  Prepaid Expenses

Prepaid expenses consist of the following (in thousands):

	June 30,	December 31,
	2020	2019
Prepaid services	$284	$221
Prepaid bonds for German statutory costs	188	188
Prepaid insurance	59	62
Prepaid licenses, software tools and support	21	17
Other prepaid expenses	17	17
	$569	$505

Prepaid services include approximately $0.2 million and $0.1 million of consulting services paid in shares of stock or warrants to purchase shares of stock in the future at June 30, 2020, and December 31, 2019, respectively.

7.  Intangible Assets

Intangible assets consist of the following (in thousands):

Intangible assets consist of the following (in thousands):

	June 30,	December 31,
	2020	2019
Patents and copyrights	$15,310	$16,612
Accumulated amortization	(12,863)	(13,734)
	$2,447	$2,878

8. Operating Lease Right-of-Use Assets

For the six months ended June 30, 2020, we recognized an impairment loss of approximately $0.2 million on the right-of-use asset related to our Lake Mary office lease.  We ceased use of this facility in 2018 as part of our restructuring of operation.  The value of our right-of-use asset included estimated future sublease income.  Due to a number of factors, including the high vacancy rate of the building in which the space is located and the current COVID-19 environment, we determined securing a sublease for the space would be unlikely.  Accordingly, we recognized an impairment loss, which represented the remaining carrying value of the asset as of June 30, 2020.  The impairment is included in selling, general, and administrative expenses in our condensed consolidated statements of comprehensive loss.

9. Debt

Notes Payable

Related Party Note Payable

We have an unsecured promissory note of approximately $0.8 million payable to Sterne, Kessler, Goldstein, & Fox, PLLC (“SKGF”), a related party, for outstanding unpaid fees for legal services.  The SKGF note, as amended, accrues interest at a rate of 4% per annum, requires repayments of principal and interest at a rate of $10,000 per month with a final balloon payment due in April 2022.  We are currently in compliance with all the terms of the note, as amended.

Secured Note Payable

We have a note payable to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”) for outstanding, unpaid attorney’s fees and costs associated with our patent enforcement program. The Mintz note is non-interest bearing, except in the event of a default, and is secured by certain of our U.S. and foreign patents. The note, at Mintz’s option, accelerates and becomes immediately due and payable in the case of standard events of default and/or in the event of a sale or other transfer of substantially all of our assets or a transfer of more than 50% of our capital stock in one or a series of transactions or through a merger or other similar transaction.

We have been in default on the payment terms of the note since November 17, 2019, and accordingly, have accrued interest at the default rate of 12% per annum.  Currently, Mintz has not requested acceleration of unpaid principal and interest on the note, nor have they waived the outstanding default. During the six months ended June 30, 2020, we made payments to Mintz of $1.2 million, which we applied to outstanding principal and interest on the Mintz note, leaving an outstanding balance, including accrued default interest, at June 30, 2020 of approximately $0.02 million.  Mintz disputes our application of payments against principal and interest on the note rather than against the $3.1 million in billed and unpaid fees and expenses payable to Mintz included in accounts payable at June 30, 2020.  The unpaid fees and expenses payable to Mintz at June 30, 2020 exclude approximately $3.6 million in fees billed by Mintz that are in excess of agreed-upon fee caps.  We consider the excess fees to be a loss contingency that is not probable as of the issuance date of these condensed consolidated financial statements and, accordingly, we have not recognized these excess fees in expense for the period ended June 30, 2020.   We are in discussions with Mintz to resolve our outstanding fee dispute with regard to amounts billed and payable as well as any success fees payable on potential future proceeds.

Unsecured Notes Payable

Unsecured notes payable at June 30, 2020 represents the current portion of our Paycheck Protection Program loan, as described more fully below.  Unsecured notes payable at December 31, 2019 represents the outstanding principal balance of unsecured short-term promissory notes with accredited investors for aggregate proceeds of approximately $0.23 million. The notes, as amended, accrued interest at a rate of 20% per annum.  During the six months ended June 30, 2020, we issued an aggregate of 1,740,426 shares of our common stock as an in-kind repayment of all outstanding principal and accrued interest on these short-term notes.

Paycheck Protection Program Loan

In May 2020, we received approximately $0.2 million in proceeds from an approved loan under the Paycheck Protection Program.  Interest will accrue on outstanding principal balance at a rate of 1%, computed on a simple interest basis.  The loan principal and accrued interest will be eligible for forgiveness provided that (i) we use the loan proceeds exclusively for allowed costs including payroll, employee group health benefits, rent and utilities and (ii) employee and compensation levels are maintained.  If the loan is not forgiven, we will be required to make monthly repayments of approximately $8,000 per month commencing November 1, 2020 and the loan will mature on May 3, 2022, at which time any unpaid principal and accrued interest will be due and payable.  The current and noncurrent portions of this loan are included in the captions “Unsecured notes payable” and “Other long-term liabilities” in the condensed consolidated balance sheet as of June 30, 2020.

Convertible Notes

Our convertible notes represent five-year promissory notes that are convertible, at the holders’ option, into shares of our common stock at fixed conversion prices.  The notes bear interest at a stated rate of 8% per annum, except for the July 18, 2019 notes which bear interest at a stated rate of 7.5% per annum.  Interest is payable quarterly, and we may elect to pay interest in either cash, shares of our common stock, or a combination thereof, subject to certain equity conditions.  To date, all interest payments on the convertible notes have been made in shares of our common stock, including payments of $0.14 million during the six months ended June 30, 2020.

We have the option to prepay the majority of the notes any time following the one-year anniversary of the issuance of the notes, subject to a premium on the outstanding principal prepayment amount of 25% prior to the two-year anniversary of the note issuance date, 20% prior to the three-year anniversary of the note issuance date, 15% prior to the four-year anniversary of the note issuance date, or 10% thereafter.  We do not have a prepayment option with regard to the July 18, 2019 notes or the January 8, 2020 notes.

Notes with a principal balance of $0.13 million were converted, at the option of the holder, into shares of our common stock during the six month period ended June 30, 2020.

Convertible notes payable at June 30, 2020 and December 31, 2019 consist of the following (in thousands):

	Fixed	Effective		Principal Outstanding as of
	Conversion	Interest		June 30,	December 31,
Description	Rate	Rate	Maturity Date	2020	2019
Convertible notes dated September 10, 2018	$0.40	23.4%	September 7, 2023	$600	$700
Convertible note dated September 19, 2018	$0.57	10.2%	September 19, 2023	425	425
Convertible notes dated February/March 2019	$0.25	8.0%	February 28, 2024 to March 13, 2024	1,300	1,300
Convertible notes dated June/July 2019	$0.10	8.0%	June 7, 2024 to July 15, 2024	365	390
Convertible notes dated July 18, 2019	$0.08	46.1%	July 18, 2024	700	700
Convertible notes dated September 13, 2019	$0.10	25.9%	September 13, 2024	50	50
Convertible notes dated January 8, 2020	$0.13	20.3%	January 8, 2025	450	-
Total principal balance				3,890	3,565
Less Unamortized discount				911	832
				$2,979	$2,733

Secured Contingent Payment Obligation

	Six Months Ended June 30, 2020	Year Ended December 31, 2019
Secured contingent payment obligation, beginning of period	$26,651	$25,557
Change in fair value	2,034	1,094
Secured contingent payment obligation, end of period	$28,685	$26,651

The following table provides a reconciliation of our secured contingent payment obligation, measured at estimated fair market value, for the six months ended June 30, 2020 and the year ended December 31, 2019 (in thousands):

Our secured contingent payment obligation represents the estimated fair value of our repayment obligation to Brickell Key Investments, LP (“Brickell”) under a February 2016 funding agreement, as amended.  Brickell is entitled to priority payment of 55% to 100% of proceeds received from all patent-related actions until such time that Brickell has been repaid in full.  After repayment of the funded amount, which is $14.7 million as of June 30, 2020, Brickell is entitled to a portion of remaining proceeds up to a specified minimum return which is determined as a percentage of the funded amount and varies based on the timing of repayment.  In addition, Brickell is entitled to a pro rata portion of proceeds from specified legal actions to the extent aggregate proceeds from those actions exceed the specified minimum return.  As of June 30, 2020, we are in compliance with our obligations under this agreement.

We have elected to measure our secured contingent payment obligation at fair value based on probability-weighted estimated cash outflows, discounted back to present value using a discount rate determined in accordance with accepted valuation methods.  The secured contingent payment obligation is remeasured to fair value at each reporting period with changes recorded in the condensed consolidated statements of comprehensive loss until the contingency is resolved (see Note 10).

Unsecured Contingent Payment Obligations

The following table provides a reconciliation of our unsecured contingent payment obligations, measured at estimated fair market value, for the six months ended June 30, 2020 and the year ended December 31, 2019 (in thousands):

	Six Months Ended June 30, 2020	Year Ended December 31, 2019
Unsecured contingent payment obligations, beginning of period	$-	$-
Reclassification of other liabilities	1,003	-
Proceeds from sale of contingent payment rights	735	-
Initial fair market value of modification	436	-
Change in fair value	1,348	-
Unsecured contingent payment obligations, end of period	$3,522	$-

Our unsecured contingent payment obligations represent amounts payable to others from future patent-related proceeds including (i) a termination fee due to a litigation funder (“Termination Fee”) and (ii) contingent payment rights issued to accredited investors in connection with equity financings (“CPRs”). We have elected to measure these unsecured contingent payment obligations at their estimated fair value based on probability-weighted estimated cash outflows, discounted back to present value using a discount rate determined in accordance with accepted valuation methods.  The unsecured contingent payment obligations will be remeasured to fair value at each reporting period with changes recorded in the condensed consolidated statements of comprehensive loss until the contingency is resolved (see Note 10).

The Termination Fee is a result of $1.0 million received as advances under a letter agreement with a third-party funder.  Based on the terms of the letter agreement, if a final funding arrangement was not executed by March 31, 2020, we would be obligated to pay, from future patent-related proceeds, an aggregate termination payment equal to five times the upfront payment received, or $5.0 million.  We did not reach an agreement as of March 31, 2020 and formally terminated negotiations in April 2020.  Advances under the letter agreement included $0.4 million as of December 31, 2019, and $0.6 million advanced in January 2020.  The advances, which were initially recorded in other long-term liabilities, were reclassified to unsecured contingent payment obligations at March 31, 2020 when the Termination Fee obligation was incurred.  As of June 30, 2020, the estimated fair value of unsecured contingent payment obligations related to the Termination Fee is $2.4 million.

The CPRs represent the estimated fair value of rights provided to accredited investors who purchased shares of our common stock between March and June 2020 (see Note 12).   During the six months ended June 30, 2020, we received proceeds of $1.5 million from the sale of common stock with contingent payment rights, of which $0.7 million was allocated to the CPRs.  In addition, on May 1, 2020, we granted CPRs to purchasers of $0.9 million of our common stock in March 2020, resulting in a charge to expense of $0.4 million for the initial estimated fair value of the CPRs.  The terms of the CPRs provide that we will pay each investor an allocated portion of our net proceeds from patent-related actions, after taking into account fees and expenses payable to law firms representing us and amounts payable to Brickell.  The investors’ allocated portion of net proceeds will be determined by multiplying the net proceeds recovered by us (up to $10 million) by the quotient of such investors’ subscription amount divided by $10 million, up to an amount equal to each investor’s subscription amount, or an aggregate of $2.4 million.  As of June 30, 2020, the estimated fair value of unsecured contingent payment obligations related to the CPRs is $1.1 million.

10. Fair Value Measurements

The following tables summarize the fair value of our assets and liabilities measured at fair value on a recurring basis as of June 30, 2020 and December 31, 2019 (in thousands):

		Fair Value Measurements
	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2020:
Liabilities:
Secured contingent payment obligation	$28,685	$-	$-	$28,685
Unsecured contingent payment obligations	3,522	-	-	3,522

		Fair Value Measurements
	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2019:
Liabilities:
Secured contingent payment obligation	$26,651	$-	$-	$26,651

The fair values of our secured and unsecured contingent payment obligations were estimated using a probability-weighted income approach based on various cash flow scenarios as to the outcome of patent-related actions both in terms of timing and amount, discounted to present value using a risk-adjusted rate.  We used a risk-adjusted discount rate of 14.18% at June 30, 2020, based on a risk-free rate of 0.18% as adjusted by 8% for credit risk and 6% for litigation inherent risk.

The following table provides quantitative information about the significant unobservable inputs used in the measurement of fair value for both the secured and unsecured contingent payment obligations at June 30, 2020, including the lowest and highest undiscounted payout scenarios as well as a weighted average payout scenario based on relative undiscounted fair value of each cash flow scenario.

	Secured Contingent Payment Obligation			Unsecured Contingent Payment Obligations
Unobservable Inputs	Low	Weighted Average	High	Low	Weighted Average	High

Estimated undiscounted cash outflows (in millions)	$0.0	$39.3	$58.5	$0.0	$4.8	$7.4
Duration (in years)	1.0	2.4	3.0	1.0	2.4	3.0
Estimated probabilities	0%	13%	30%	2%	22%	38%

We evaluate the estimates and assumptions used in determining the fair value of our contingent payment obligations each reporting period and make any adjustments prospectively based on those evaluations.   Changes in any of these Level 3 inputs could result in a significantly higher or lower fair value measurement.

11.  Legal Proceedings

From time to time, we are subject to legal proceedings and claims which arise in the ordinary course of our business. These proceedings include patent enforcement actions initiated by us against others for the infringement of our technologies, as well as proceedings brought by others against us at the Patent Trial and Appeal Board of the U.S. Patent and Trademark Office (“PTAB”) and in the Federal Patent Court in Germany in an attempt to invalidate certain of our patent claims. We had several patent enforcement actions in Germany, which has a “loser pay” system whereby the non-prevailing party is responsible for statutory attorney fees and costs. To the extent a loss is probable and reasonably estimable as of the balance sheet date, the estimated loss is recorded in the accompanying condensed consolidated statements of comprehensive loss and included in current liabilities under the heading “statutory court costs” in the condensed consolidated balance sheets. As of June 30, 2020, and December 31, 2019, we have accrued an aggregate of $0.33 million and $0.37 million, respectively, in estimated statutory court costs for our cases in Germany.

ParkerVision v. Qualcomm and HTC (Middle District of Florida)

We have a patent infringement complaint pending in the Middle District of Florida against Qualcomm and Qualcomm Atheros, Inc. (collectively “Qualcomm”), and HTC (HTC Corporation and HTC America, Inc.) (the “Qualcomm Action”) seeking unspecified damages and injunctive relief for infringement of certain of our patents. The defendants have filed counterclaims against us for non-infringement and invalidity for all patents in the case. The case was filed in May 2014 and stayed in February 2016 pending decisions in other cases, including the appeal of a PTAB proceeding with regard to U.S. patent 6,091,940 (“the ‘940 Patent”) asserted in this case.  In September 2018, the Federal Circuit issued its decision with regard to the ‘940 Patent and, in January 2019, the court lifted the stay in this case.  In July 2019, the court issued an order that granted our proposed selection of patent claims from four asserted patents, including the ‘940 Patent, and denied Qualcomm’s request to limit the claims and patents. The court also agreed that we may elect to pursue accused products that were at issue at the time the case was stayed, as well as new products that were released by Qualcomm during the pendency of the stay.  In September 2019, Qualcomm filed a motion for partial summary judgement in an attempt to exclude certain patents from the case, including the ‘940 Patent.  The court denied this motion in January 2020.  A claim construction hearing was held in this case in August 2015, prior to the stay, and a second claim construction hearing was held in November 2019.  In April 2020, the court issued its claim construction order in which the court adopted our proposed construction for seven of the ten disputed terms and adopted slightly modified versions of our proposed construction for the remaining terms.  This case was scheduled for trial beginning December 1, 2020; however, in March 2020, in response to the impact of COVID-19, the court stayed all deadlines and discovery responses in the case.  In June 2020, the court lifted the temporary stay and issued a new scheduling order moving a number of deadlines, including a change in the trial commencement date to May 3, 2021.  Discovery and depositions in this case are currently underway.  The law firm of McKool Smith is representing us in this case on a contingency fee basis.

ParkerVision v. Apple and Qualcomm (Middle District of Florida)

In December 2015, we filed a patent infringement complaint in the Middle District of Florida against Apple, LG, Samsung and Qualcomm alleging infringement of four of our patents. In February 2016, the district court proceedings were stayed pending resolution of a corresponding case filed at the International Trade Commission (“ITC”). In July 2016, we entered into a patent license and settlement agreement with Samsung and, as a result, Samsung was dismissed from the district court action. In March 2017, we filed a motion to terminate the ITC proceedings and a corresponding motion to lift the stay in the district court case. This motion was granted in May 2017. In July 2017, we filed a motion to dismiss LG from the district court case (see ParkerVision v. LG below).  Also in July 2017, Qualcomm filed a motion to change venue to the southern district of California, and Apple filed a motion to dismiss for improper venue. In March 2018, the district court ruled against the Qualcomm and Apple motions. The parties also filed a joint motion in March 2018 to eliminate three of the four patents in the case in order to expedite proceedings leaving our U.S. patent 9,118,528 as the only remaining patent in this case. A claim construction hearing was held on August 31, 2018. In July 2019, the court issued its claim construction order in which the court adopted our proposed claim construction for two of the six terms and the “plain and ordinary meaning” on the remaining terms. In addition, the court denied a motion filed by Apple for summary judgment.  Fact discovery has closed in this case and a jury trial was scheduled to begin in August 2020.   In March 2020, as a result of the impact of COVID-19, the parties filed a motion requesting an extension of certain deadlines in the case. In April 2020, the court stayed this proceeding pending the outcome of ParkerVision v. Qualcomm and HTC.

ParkerVision v. LG (District of New Jersey)

In July 2017, we filed a patent infringement complaint in the New Jersey against LG for the alleged infringement of the same patents previously asserted against LG in Florida (see ParkerVision v. Apple and Qualcomm above).  We elected to dismiss the case in Florida and re-file in New Jersey as a result of a Supreme Court ruling regarding proper venue.  In March 2018, the court stayed this case pending a final decision in ParkerVision v. Apple and Qualcomm in the Middle District of Florida. As part of this stay, LG has agreed to be bound by the final claim construction decision in that case.

ParkerVision v. LG Electronics (Munich, Germany)

In June 2016, we filed a complaint in Munich District Court against LG Electronics Deutschland GmbH, a German subsidiary of LG Electronics, Inc. (“LGE”) seeking damages and injunctive relief for the alleged infringement of the German part of our European patent 1 206 831 (“the ‘831 Patent”). In November 2016, the court concluded that certain LGE products using Qualcomm RF circuitry infringe our patent.  The final decision in this case was stayed pending resolution of the corresponding nullity, or validity, action filed by Qualcomm in the German Federal Patent Court in Munich (see Qualcomm v. ParkerVision below).  In October 2018, we received an unfavorable decision in the nullity case.  As a result, our infringement complaint in this case was dismissed.  As the non-prevailing party, we are subject to claims for reimbursement of statutory attorney’s fees and costs in this case which are accrued in the accompanying condensed consolidated financial statements as of June 30, 2020 and December 31, 2019.  We have posted a bond to cover this cost which is included in “Prepaid expenses” in the accompanying condensed consolidated balance sheets. In April 2020, the court fixed the amounts due for statutory attorney’s fees and costs, and we have requested a release of the bond funds which will fully cover this cost.

Qualcomm v. ParkerVision – Federal Patent Court in Germany (as appealed to the German Supreme Court)

In August 2016, Qualcomm filed a validity action in Federal Patent Court in Germany against the ’831 Patent. The outcome of this validity action impacts our German patent infringement cases against LGE and Apple as discussed above. On October 17, 2018, following an oral hearing, the court ruled that the ‘831 Patent was invalid.  In January 2019, we appealed this decision to the German Supreme Court, but withdrew our appeal in July 2019.  As the non-prevailing party, we are subject to claims for reimbursement of statutory fees and costs in this case, which are accrued in the accompanying condensed consolidated financial statements as of June 30, 2020 and December 31, 2019.

ParkerVision v. Apple (Munich, Germany) – the Apple II case

The Apple II case sought damages and injunctive relief for the alleged infringement of the German part of our European patent 1 135 853 (“the ‘853 Patent”).  The court ruled in April 2019 that Apple does not infringe our ‘853 Patent. We did not appeal this decision. As the non-prevailing party, we are subject to claims for reimbursement of statutory attorney’s fees and costs in this case which we have accrued in the accompanying condensed consolidated financial statements as of June 30, 2020 and December 31, 2019. We have posted a bond to cover this cost which is included in “Prepaid expenses” in the accompanying condensed consolidated balance sheets.

Intel v. ParkerVision (Federal Patent Court in Germany)

In August 2017, Intel filed a nullity action in German Federal Patent Court claiming invalidity of the ‘853 Patent that is the subject of the Apple II case.  In December 2019, following the adverse decision in the Apple II case, we elected not to proceed with a defense in this case.  As the non-prevailing party, we are subject to claims for reimbursement of statutory attorney fees and costs in this case which we have accrued in the accompanying condensed consolidated financial statements as of June 30, 2020 and December 31, 2019.

ParkerVision v. Intel (Western District of Texas)

In February 2020, we filed a patent infringement complaint in the Western District of Texas against Intel alleging infringement of eight of our patents. The complaint was amended in May 2020 to add two additional patents.  In June 2020, we requested that one of the patents be dropped from this case and filed a second case in the Western District of Texas that included this dismissed patent (see ParkerVision v. Intel II below).  Intel’s response to our complaint was filed in June 2020 denying infringement and claiming invalidity of the patents.  Intel has also filed a motion to transfer venue which has not yet been ruled on by the court.  The Markman, or claim construction hearing, is currently scheduled for January 22, 2021 and the case is scheduled for trial beginning February 7, 2022.    The law firm of Goldberg Segalla is representing us in this case on a contingency fee basis.

ParkerVision v. Intel II (Western District of Texas)

In June 2020, to reduce the number of claims in ParkerVision v. Intel, we filed a second patent infringement complaint in the Western District of Texas against Intel that included a single patent that was dismissed from the original case.   In July 2020, we amended our complaint adding two more patents to the case.  No dates have yet been set in this case.  The law firm of Goldberg Segalla is representing us in this case on a contingency fee basis.

ParkerVision v. TCL Technology Group Corp (Central District of California)

In May 2020, we filed a patent infringement complaint against Technology Group Corp, a Chinese company, and its U.S. subsidiary, TTE Technology, Inc. (collectively “TCL”) in the Central District of California alleging infringement of nine of our patents. TCL products included in the action incorporate modules that contain certain Wi-Fi chips manufactured by Realtek Semiconductor Corporation, a Taiwanese IC provider.  TCL’s response to our complaint is due October 9, 2020.  The law firm of Goldberg Segalla is representing us in this case on a contingency fee basis.

12. Stock Issuance

Stock and Warrant Issuances – Equity Based Financings

Private Placements with Accredited Investors

In January 2020, we entered into securities purchase agreements with accredited investors for an aggregate of 1,169,232 shares of our common stock at a price of $0.13 per share and 166,667 shares of our common stock at $0.15 per share for aggregate proceeds of approximately $0.2 million. In March 2020, we entered into securities purchase agreements with accredited investors for an aggregate of 2,571,432 shares of our common stock at a price of $0.35 per share for aggregate proceeds of $0.9 million.  The shares were registered for resale on a registration statement that was declared effective on April 28, 2020 (File No. 333-237762).

The securities purchase agreements for the March 2020 transaction were amended on May 1, 2020, in order to add a contingent payment right whereby we will pay each investor an allocated portion of our share of proceeds from patent-related actions, after taking into account fees and expenses payable to law firms representing the Company and amounts payable to Brickell, up to an amount equal to the investors’ aggregate subscription amount, or $0.9 million.  This amendment resulted in the recognition of $0.4 million in expense to recognize the initial fair value of the contingent payment right (see “unsecured contingent payment obligations” in Note 9).

During the three months ended June 30, 2020, we entered into securities purchase agreements with accredited investors for an aggregate of 4,365,296 shares of our common stock at a price of $0.35 per share for aggregate proceeds of $1.5 million.  The securities purchase agreements include contingent payment rights.  Approximately $0.7 million of the proceeds were allocated to unsecured contingent payment obligations based on the initial fair value estimate of the CPRs (see Note 9).  We entered into registration rights agreements with the investors pursuant to which we will register the shares.  We have committed to file the registration statement by August 21, 2020 and to cause the registration statement to become effective by the 150th calendar day following the closing date. The registration rights agreements provide for liquidated damages upon the occurrence of certain events including failure by us to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%, or approximately $0.1 million.

Warrant Amendment with Aspire Capital

On February 28, 2020, we entered into a warrant amendment agreement (the “Warrant Amendment Agreement”) with Aspire Capital Fund, LLC (“Aspire”), with respect to warrants issued in July and September 2018 (the “2018 Warrants”) that are exercisable, collectively, into 5,000,000 shares of our common stock.   The Warrant Amendment Agreement provided for a reduction in the exercise price for the 2018 Warrants from $0.74 to $0.35 per share and the issuance of a new warrant for the purchase of 5,000,000 shares of our common stock at an exercise price of $0.74 per share (“New Aspire Warrant”).   The New Aspire Warrant expires February 28, 2025 and is subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets to our stockholders.  The New Aspire Warrant contains provisions that prohibit exercise if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of common stock outstanding immediately after giving effect to such exercise. The holder of the New Aspire Warrant may increase (up to 19.99%) or decrease this percentage by providing at least 61 days’ prior notice to the

Company. In the event of certain corporate transactions, the holder of the New Aspire Warrant will be entitled to receive, upon exercise of such New Aspire Warrant, the kind and amount of securities, cash or other property that the holder would have received had they exercised the New Aspire Warrant immediately prior to such transaction. The New Aspire Warrant does not contain voting rights or any of the other rights or privileges as a holder of our common stock.

The Warrant Amendment Agreement added a call provision to the 2018 Warrants whereby we may, after December 31, 2020, call for cancellation of all or any portion of the 2018 Warrants for which an exercise notice has not yet been received, in exchange for consideration equal to $0.001 per warrant share and subject to certain conditions, including the continued existence of an effective registration statement for the underlying shares of common stock and the availability of sufficient authorized shares to allow for the exercise of the 2018 Warrants.  All other terms of the 2018 Warrants remained unchanged, including the original expiration dates of July and September 2023.  In connection with the Warrant Amendment Agreement, Aspire exercised 1,430,000 shares of the 2018 Warrants for aggregate proceeds to us of $0.5 million.  An additional 1,070,000 shares of the 2018 Warrants were exercised during the three months ended June 30, 2020 for aggregate proceeds to us of $0.38 million.  We recognized $1.78 million of non-cash warrant expense in connection with the Warrant Amendment Agreement based on the difference between the Black-Scholes value of the warrants immediately before and after the amendment.  The shares underlying the New Aspire Warrant were registered for resale on a registration statement that was declared effective on April 28, 2020 (File No. 333-237762).  The shares underlying the 2018 Warrants are currently registered for resale pursuant to a registration statement on Form S-1 (File No. 333-226738).

Stock and Warrant Issuances – Payment for Services

On February 10, 2020, we entered into a business consulting and retention agreement with Chelsea Investor Relations (“Chelsea”) to provide business advisory services to us.  As consideration for services to be provided under the 24-month term of the consulting agreement, we issued 500,000 shares of unregistered common stock in exchange for a nonrefundable retainer for services valued at approximately $0.15 million.  The value of the stock issued is being recognized as consulting expense over the term of the agreement. The shares were registered for resale on a registration statement that was declared effective on April 28, 2020 (File No. 333-237762).

On March 16, 2020, we entered into an agreement with Tailwinds Research Group LLC (“Tailwinds”) to provide digital marketing services to us.  As consideration for services to be provided under the twelve-month term of the agreement, we issued warrants for the purchase up to 200,000 shares of our common stock with an exercise price of $1.00 per share in exchange for a nonrefundable retainer for services, valued using the Black-Scholes method, at approximately $0.06 million.  The value of the warrants is being recognized to expense over the term of the agreement.  The Tailwinds warrants are exercisable immediately after issuance, expire March 16, 2023, and are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.  The shares underlying the warrant were registered for resale on a registration statement that was declared effective on April 28, 2020 (File No. 333-237762).

On June 8, 2020, we entered into an agreement with a third party to provide media advisory services.  As consideration for services to be provided under the term of the agreement, which extends through December 31, 2020, we issued 30,000 shares of unregistered common stock for a nonrefundable retainer for services valued at approximately $0.01 million.  The value of the stock issued is being recognized as a consulting expense over the term of the agreement.  We are not obligated to register the shares for resale.

Common Stock Warrants

As of June 30, 2020, we had outstanding warrants for the purchase of up to 14.9 million shares of our common stock.  The estimated grant date fair value of these warrants of $2.3 million is included in Additional Paid-in Capital in our condensed consolidated balance sheets.  As of June 30, 2020, our outstanding warrants have an average exercise price of $0.43 per share and a weighted average remaining life of approximately 3.4 years.

13. Share-Based Compensation

There has been no material change in the assumptions used to compute the fair value of our equity awards, nor in the method used to account for share-based compensation from those stated in our 2019 Annual Report.

The following table presents share-based compensation expense included in our condensed consolidated statements of comprehensive loss for the three months ended June 30, 2020 and 2019, respectively (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Research and development expenses	$-	$-	$-	$5
Selling, general and administrative expenses	303	48	764	110
Total share-based compensation expense	$303	$48	$764	$115

As of June 30, 2020, there was $0.8 million of total unrecognized compensation cost related to all non-vested share-based compensation awards.  The cost is expected to be recognized over a weighted-average period of approximately 1 year.

On January 14, 2020, the Board granted nonqualified stock options to purchase 218,000 shares at an exercise price of $0.21 and 171,000 restricted shares awards (“RSAs”) to former directors in settlement of approximately $0.3 million in past Board and committee compensation fees.  The options and RSAs vest immediately upon grant and the options expire five years from the grant date.

On February 9, 2020, the Board approved awards under the Company’s 2019 Long Term Incentive Plan (the “2019 Plan”) to executives and other key employees. The awards included 675,000 restricted share units (“RSUs”) and 150,000 nonqualified stock options at an exercise price of $0.33 per share.  Fifty percent (50%) of the RSUs vest on May 9, 2020 and the remaining RSUs vest in four equal quarterly installments commencing August 9, 2020.  The options vest 50% upon grant with the remainder vesting in four equal quarterly installments commencing May 10, 2020.

In addition, on February 9, 2020, the Board approved equity awards to independent directors under the 2019 Plan for the directors’ continued waiver of all cash fees for board or committee service.  The awards included 150,000 RSUs and 300,000 nonqualified stock options at an exercise price of $0.33 per share. The non-employee director awards vest 50% upon grant with the remaining portion vesting in four equal quarterly installments commencing May 9, 2020.  The Board also awarded an immediately vested option to purchase 100,000 shares at an exercise price of $0.33 per share under the Company’s 2011 Long Term Incentive Equity Plan to Robert Sterne in exchange for Mr. Sterne’s waiver of approximately $0.1 million in accrued and unpaid fees for board and committee service from 2016 to 2018.  Each of the options awarded expire on February 9, 2027.

Non-Employee Compensation

On June 7, 2020, we extended our 2019 business consulting and retention agreement with Mark Fisher to provide business advisory services to us through 2020.  As consideration for services to be provided under the 12-month term of the consulting agreement, we issued a restricted stock award (RSA) of 20,000 shares of common stock through the 2019 Long Term Incentive Plan in exchange for a nonrefundable retainer for services valued at approximately $0.01 million.  The value of the shares issued was recognized as share-based compensation at the time of issuance.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ParkerVision, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of ParkerVision, Inc. (the “Company”) and its subsidiary as of December 31, 2019, and the related consolidated statements of comprehensive loss, shareholders’ deficit and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiary at December 31, 2019, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As a part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 and Note 9 to the consolidated financial statements, the Company has suffered recurring losses from operations, is in payment default on certain debt, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 and Note 9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our opinion is not modified with respect to this matter

/s/ MSL, P.A.

We have served as the Company's auditor since 2019.

Fort Lauderdale, Florida

April 14, 2020

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

ParkerVision, Inc.

Jacksonville, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of ParkerVision, Inc. (the “Company”) and its subsidiary as of December 31, 2018, and the related consolidated statements of comprehensive loss, shareholders’ deficit and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiary at December 31, 2018, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our opinion is not modified with respect to this matter

/s/ BDO USA, LLP

Certified Public Accountants

We served as the Company's auditor in 2018.

Jacksonville, Florida

April 1, 2019

PARKERVISION, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	2019	2018
CURRENT ASSETS:
Cash and cash equivalents	$57	$1,527
Accounts receivable, net	-	2
Finished goods inventories, net	-	98
Prepaid expenses	505	538
Other current assets	117	55
Held for sale assets	-	65
Total current assets	679	2,285

Property and equipment, net	70	129
Intangible assets, net	2,878	3,902
Operating lease right-of-use assets	283	-
Other assets, net	16	15
Total assets	$3,926	$6,331

CURRENT LIABILITIES:
Accounts payable	$2,328	$655
Accrued expenses:
Salaries and wages	78	122
Professional fees	499	379
Statutory court costs	369	114
Other accrued expenses	1,081	563
Related party note payable, current portion	86	37
Secured note payable, current portion	1,222	2,400
Unsecured notes payable	225	-
Operating lease liabilities, current portion	250	86
Total current liabilities	6,138	4,356

LONG-TERM LIABILITIES:
Secured contingent payment obligation	26,651	25,557
Convertible notes, net	2,733	837
Related party note payable, net of current portion	793	799
Operating lease liabilities, net of current portion	305	91
Other long-term liabilities	403	1
Total long-term liabilities	30,885	27,285
Total liabilities	37,023	31,641

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:
Common stock, $.01 par value, 110,000 and 75,000 shares authorized, 34,097 and 28,677 issued and outstanding at December 31, 2019 and 2018, respectively	341	287
Warrants outstanding	1,330	1,810
Additional paid-in capital	367,015	364,885
Accumulated deficit	(401,783)	(392,292)
Total shareholders' deficit	(33,097)	(25,310)
Total liabilities and shareholders' deficit	$3,926	$6,331

 The accompanying notes are an integral part of these consolidated financial statements.

PARKERVISION, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands, except per share amounts)

	2019	2018
Product revenue	$74	$135

Cost of sales - product	73	103
Loss on impairment of inventory	6	1,134
Gross margin	(5)	(1,102)

Research and development expenses	334	2,875
Selling, general, and administrative expenses	7,602	10,427
Restructuring expenses	-	690
Total operating expenses	7,936	13,992

Interest and other income	3	2
Interest and other expense	(421)	(116)
Change in fair value of contingent payment obligation	(1,094)	(5,661)
Total interest and other	(1,512)	(5,775)

Net loss before income tax	(9,453)	(20,869)

Income tax expense	-	-

Net loss	(9,453)	(20,869)

Other comprehensive income, net of tax	-	-

Comprehensive loss	$(9,453)	$(20,869)

Basic and diluted net loss per common share	$(0.30)	$(0.85)

Weighted average common shares outstanding	31,461	24,429

The accompanying notes are an integral part of these consolidated financial statements.

PARKERVISION, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)

	Common Stock, Par Value	Warrants Outstanding	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Deficit
Balance as of December 31, 2017	$212	$826	$359,141	$(371,423)	$(11,244)
Issuance of common stock and warrants in public and private offerings, net of issuance costs	45	1,950	3,281	-	5,276
Issuance of common stock upon exercise of warrants	20	(475)	455	-	-
Expiration of warrants	-	(491)	491	-	-
Issuance of convertible debt with beneficial conversion feature	-	-	442	-	442
Issuance of common stock upon conversion and payment of interest in kind on convertible debt	4	-	52	-	56
Share-based compensation, net of shares withheld for taxes	6	-	1,023	-	1,029
Net loss for the year	-	-	-	(20,869)	(20,869)
Balance as of December 31, 2018	287	1,810	364,885	(392,292)	(25,310)
Cumulative effect of change in accounting principle	-	-	-	(38)	(38)
Issuance of common stock upon exercise of warrants	29	(660)	660	-	29
Issuance of common stock and warrants for services	6	180	54	-	240
Issuance of convertible debt with beneficial conversion feature	-	-	550	-	550
Issuance of common stock upon conversion and payment of interest in kind on convertible debt	19	-	277	-	296
Share-based compensation, net of shares withheld for taxes	-	-	589	-	589
Net loss for the year	-	-		(9,453)	(9,453)
Balance as of December 31, 2019	$341	$1,330	$367,015	$(401,783)	$(33,097)

 The accompanying notes are an integral part of these consolidated financial statements.

PARKERVISION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,453)	$(20,869)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	835	1,209
Share-based compensation	589	1,050
Noncash lease expense	280	-
Change in fair value of contingent payment obligation	1,094	5,661
Loss on disposal of equipment and other assets	412	489
Inventory impairment charges	6	1,134
Changes in operating assets and liabilities:
Accounts receivable	2	25
Finished goods inventories	81	(207)
Prepaid expenses and other assets	221	62
Accounts payable and accrued expenses	2,790	1,034
Operating lease liabilities and deferred rent	(230)	115
Total adjustments	6,080	10,572
Net cash used in operating activities	(3,373)	(10,297)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from redemption of available-for-sale securities	-	26
Proceeds from sale of property and equipment	30	50
Purchases of property and equipment	(5)	(5)
Payments for patent costs and other intangible assets	(18)	(16)
Net cash provided by investing activities	7	55

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock and warrants in public and private offerings	-	5,276
Net proceeds from exercise of options and warrants	29	-
Net proceeds from debt financings	3,068	5,294
Shares withheld for payment of taxes	-	(21)
Debt repayments	(1,200)	(132)
Principal payments on finance lease obligation	(1)	(2)
Net cash provided by financing activities	1,896	10,415

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,470)	173
CASH AND CASH EQUIVALENTS, beginning of year	1,527	1,354
CASH AND CASH EQUIVALENTS, end of year	$57	$1,527

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$4	$39
Cash paid for income taxes	$-	$-
SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:
Payment of interest in kind on convertible notes	$197	$26

The accompanying notes are an integral part of these consolidated financial statements.

PARKERVISION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 and 2018

1. SIGNIFICANT ACCOUNTING POLICIES

ParkerVision, Inc. and its wholly-owned German subsidiary, ParkerVision GmbH (collectively “ParkerVision”, “we” or the “Company”) is in the business of innovating fundamental wireless hardware technologies and products.  We have determined that our business currently operates under a single operating and reportable segment.

We have designed and developed proprietary radio frequency (“RF”) technologies and integrated circuits for use in wireless communication products.  We have expended significant financial and other resources to research and develop our RF technologies and to obtain patent protection for those technologies in the United States of America (“U.S.”) and certain foreign jurisdictions.  We believe certain patents protecting our proprietary technologies have been broadly infringed by others, and therefore the primary focus of our business plan is the enforcement of our intellectual property rights through patent infringement litigation and licensing efforts.  We currently have patent enforcement actions ongoing in various U.S. district courts against mobile handset providers and their chip suppliers for the infringement of a number of our RF patents.  We have made significant investments in developing and protecting our technologies, the returns on which are dependent upon the generation of future revenues for realization.

We also designed, developed and marketed a distributed WiFi product line under the brand name Milo®.  We restructured our operations during the third quarter of 2018 in order to reduce operating expenses in light of our limited capital resources.  Accordingly, we significantly reduced our ongoing investment in the Milo product.  In early 2019, we ceased substantially all ongoing research and development efforts and, where applicable, repurposed resources to support our patent enforcement and product sales and support efforts.  We ceased sales of our Milo products in the fourth quarter of 2019.

Basis of Presentation

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”).  Certain reclassifications have been made to prior period amounts to conform to the current period presentation.  The consolidated financial statements include the accounts of ParkerVision, Inc. and our wholly-owned German subsidiary, ParkerVision GmbH, after elimination of all intercompany transactions and accounts.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  The more significant estimates made by us include projected future cash flows and risk-adjusted discount rates for estimating the fair value of our secured contingent payment obligation, the volatility and estimated lives of share-based awards used in the estimate of the fair market value of share-based compensation, the assessment of recoverability of long-lived assets, the amortization periods for intangible and long-lived assets, and the valuation allowance for deferred taxes.  Actual results could differ from the estimates made.  We periodically evaluate estimates used in the preparation of the financial statements for continued reasonableness.  Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation.

Cash and Cash Equivalents

We consider cash and cash equivalents to include cash on hand, interest-bearing deposits, overnight repurchase agreements and investments with original maturities of three months or less when purchased.

Inventory

Inventory is stated at the lower of actual cost, as determined under the first-in, first-out method, or estimated net realizable value.  We review our inventory for estimated obsolescence or unmarketable inventory and write down inventory for the difference between cost and estimated market value based upon assumptions about future demand.  Future demand is affected by market conditions, technological obsolescence, new products and strategic plans, each of which is subject to change.  Due to the decision to discontinue Milo product sales in the fourth quarter of 2019, a full reserve was recorded against the remaining inventory on hand at December 31, 2019.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is determined using the straight-line method over the following estimated useful lives:

Manufacturing and office equipment	5-7 years
Leasehold improvements	Shorter of useful life or remaining life of lease
Furniture and fixtures	7 years
Computer equipment and software	3-5 years

The cost and accumulated depreciation of assets sold or retired are removed from their respective accounts, and any resulting net gain or loss is recognized in the accompanying consolidated statements of comprehensive loss.  The carrying value of long-lived assets is reviewed on a regular basis for the existence of facts, both internally and externally, that may suggest impairment. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the assets exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Intangible Assets

Patents, copyrights and other intangible assets are amortized using the straight-line method over their estimated period of benefit.  We estimate the economic lives of our patents and copyrights to be fifteen to twenty years.  Management evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that may warrant revised estimates of useful lives or that may indicate impairment exists.

Secured Contingent Payment Obligation

We have accounted for our secured contingent repayment obligation as long-term debt in accordance with Accounting Standards Codification (“ASC”) 470-10-25, “Sales of Future Revenues or Various other Measures of Income.” Our repayment obligations are contingent upon the receipt of proceeds from patent enforcement and/or patent monetization actions.  We have elected to measure our secured contingent payment obligation at its estimated fair value in accordance with ASC 825, “Financial Instruments” based on the variable and contingent nature of the repayment provisions. We have determined that the fair value of our secured contingent payment obligation falls within Level 3 in the fair value hierarchy which involves significant estimates and assumptions including projected future patent-related proceeds and the risk-adjusted rate for discounting future cash flows (see Note 10).  Actual results could differ from the estimates made. Changes in fair value, including the component related to imputed interest, are included in the accompanying consolidated statements of comprehensive loss under the heading “Change in fair value of contingent payment obligation.”

Leases

In February 2016, the FASB established ASC 842, “Leases” by issuing Accounting Standards Update (“ASU”) 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements.  ASC 842 was subsequently amended by ASU 2018-01, ASU 2018-10 and ASU 2018-11 which provided practical expedients for adoption of ASC 842.  Under the new guidance, a lessee will be required to recognize assets and liabilities for capital and operating leases with lease terms of more than 12 months.  ASC 842 is effective for interim and annual periods beginning after December 15, 2018.  A modified retrospective transition approach is required for adoption, applying the new standard to all leases existing at the date of initial application.  An entity may choose to use either the effective date or the beginning of the earliest comparative period presented in the financial statements as its date of initial application.

We adopted ASC 842 as of January 1, 2019, and we have elected to use the effective date as the initial application date.  Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and period prior to January 1, 2019.  The new standard provides a number of practical expedients in transition and we elected the package of practical expedients which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and treatment of initial direct costs.  The adoption of this new standard resulted in the recognition of operating lease right-of-use (“ROU”) assets and operating lease liabilities of approximately $0.56 million and $0.60 million, respectively, primarily related to our facilities leases.  Refer to Note 8 for additional disclosures related to our leases.

Revenue Recognition

As of January 1, 2018, we adopted ASC 606, “Revenue from Contracts with Customers” which implements a common revenue standard that clarifies the principles for recognizing revenue.  This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized.  The adoption of ASC 606 had no material effect on our consolidated financial statements.

We derive revenue from licensing of our intellectual property, settlements from patent infringement disputes and sales of products.  The timing of revenue recognition and the amount of revenue recognized depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations.  In general, we recognize revenue when the performance obligations to our customers have been met.  For the sale of products, the performance obligation is generally met at the time product is delivered to the customer.  Estimated product returns are deducted from revenue and recorded as a liability.  Revenue from the sale of our products includes shipping and handling charged to the customer.  Product revenue is recorded net of sales tax collected from customers, discounts, and actual and estimated future returns.

The consideration received from patent license and settlement agreements is allocated to the various elements of the arrangement to the extent the revenue recognition differs between the elements of the arrangement.  Elements related to past and future royalties as well as elements related to settlement will be recorded as revenue in our consolidated statements of comprehensive loss when our performance obligations related to each element have been met.

Shipping and Handling Costs

Shipping and handling costs related to product sales for the years ended December 31, 2019 and 2018 were approximately $0.01 million each year.  These costs are included in selling, general and administrative expenses in the accompanying consolidated statements of comprehensive loss.

Advertising Expense

Advertising costs are expensed as incurred.  Advertising expenses of approximately $0.04 million and $0.7 million for the years ended December 31, 2019 and 2018, respectively, are included in selling, general, and administrative expenses in the accompanying consolidated statements of comprehensive loss.

Research and Development Expenses

Research and development costs are expensed as incurred and include salaries and benefits for employees engaged in research and development activities, costs paid to third party contractors, prototype expenses, an allocated portion of facilities costs, maintenance costs for software development tools, and depreciation.

Accounting for Share-Based Compensation

We have various share-based compensation programs which provide for equity awards including stock options, restricted stock units (“RSUs”) and restricted stock awards (“RSAs”). We calculate the fair value of employee share-based equity awards on the date of grant and recognize the calculated fair value as compensation expense over the requisite service periods of the related awards.  We estimate the fair value of stock option awards using the Black-Scholes option valuation model.  This valuation model requires the use of highly subjective assumptions and estimates including how long employees will retain their stock options before exercising them and the volatility of our common stock price over the expected life of the equity award.  Such estimates, and the basis for our conclusions regarding such estimates, are outlined in detail in Note 14.  Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.  We account for forfeitures of share-based awards as they occur.

As of January 1, 2018, we adopted ASU No. 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting.”  This update provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718.  The adoption of this guidance did not have a material effect on our consolidated financial statements.

As of January 1, 2019, we adopted ASU 2018-07, "Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting." The amendments in this update simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. We did not previously have awards to nonemployees that would require reassessment and therefore the adoption of ASU 2018-07 did not impact our consolidated financial statements.

Income Taxes

The provision for income taxes is based on loss before taxes as reported in the accompanying consolidated statements of comprehensive loss.  Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Valuation allowances are established to reduce deferred tax assets when, based on available objective evidence, it is more likely than not that the benefit of such assets will not be realized.  Our deferred tax assets exclude unrecognized tax benefits which do not meet a more-likely-than-not threshold for financial statement recognition for tax positions taken or expected to be taken in a tax return.

As of January 1, 2019, we adopted ASU 2018-02, “Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. We have no stranded tax effects included in our other comprehensive loss and therefore the adoption of ASU 2018-02 did not impact our consolidated financial statements.

Loss per Common Share

Basic loss per common share is determined based on the weighted-average number of common shares outstanding during each year.  Diluted loss per common share is the same as basic loss per common share as all potential common shares are excluded from the calculation, as their effect is anti-dilutive.

The number of shares underlying outstanding options, warrants, unvested RSUs, and convertible notes at December 31, 2019 and 2018 were as follows (in thousands):

	2019	2018
Options outstanding	11,410	1,228
Warrants outstanding	12,150	13,279
Unvested RSUs	-	14
Shares underlying convertible notes	20,846	2,746
	44,406	17,267

These potential shares were excluded from the computation of diluted loss per share as their effect would have been anti-dilutive.

2. LIQUIDITY AND GOING CONCERN

The accompanying consolidated financial statements as of and for the year ended December 31, 2019 were prepared assuming we will continue as a going concern, which contemplates that we will continue in operation and will be able to realize our assets and settle our liabilities and commitments in the normal course of business for a period of at least one year from the issuance date of these consolidated financial statements.  These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that could result should we be unable to continue as a going concern.

We have incurred significant losses from operations and negative cash flows in every year since inception and have utilized the proceeds from the sales of our equity and equity-linked securities and our contingent funding arrangements with third-parties to fund our operations, including our litigation costs.  For the year ended December 31, 2019, we incurred a net loss of approximately $9.5 million and negative cash flows from operations of approximately $3.4 million.  At December 31, 2019, we had a working capital deficit of approximately $5.5 million and an accumulated deficit of approximately $401.8 million.  These circumstances raise substantial doubt about our ability to continue to operate as a going concern for a period of one year after the issuance date of these consolidated financial statements.

In 2018, we implemented significant cost reduction measures including cessation of our ongoing chip development activities, reductions in executive and key employee base salaries and curtailment of our spending for sales and marketing of our WiFi product line. We reduced costs further in 2019 with the downsizing of our corporate office facility and additional reductions in personnel and other operating costs. Our business plan is currently focused solely on our patent enforcement and technology licensing objectives.  The timing and amount of proceeds from our patent enforcement actions are difficult to predict and there can be no assurance we will receive any proceeds from these enforcement actions.

Our ability to meet our liquidity needs for the twelve months after the issuance date of these financial statements is dependent upon one or more of (i) our ability to successfully negotiate licensing agreements and/or settlements relating to the use of our technologies by others in excess of our contingent payment obligations and (ii) our ability to raise additional capital from the sale of debt or equity securities or other financing arrangements.  We anticipate that we will continue to invest in patent protection and licensing and enforcement of our wireless technologies.  We expect that revenue generated from patent enforcement actions, and technology licenses over the twelve months after the issuance date of these financial statements, if any, after deduction of payment obligations to our third-party litigation funder and legal counsel, may not be sufficient to cover our operating expenses. In the event we do not generate revenues, or other patent-asset proceeds, sufficient to cover our operational costs and contingent repayment obligation, we will be required to raise additional working capital through the sale of equity securities or other financing arrangements.

During the first quarter of 2020, we received aggregate proceeds from the sale of debt and equity securities of approximately $1.6 million, proceeds from the exercise of outstanding warrants of approximately $0.5 million and advances from a potential litigation funding party of approximately $0.6 million.   In addition, we repaid approximately $0.7 million in short-term debt and other accrued expenses through the use of shares of our common stock.  Despite these funding efforts, our resources are not sufficient to meet our short-term liquidity needs and we will be required to seek additional capital.

The long-term continuation of our business plan is dependent upon our ability to secure sufficient financing to support our business, and our ability to generate revenues and/or patent-related proceeds sufficient to offset expenses and meet our contingent payment obligation and other long-term debt repayment obligations.  Failure to generate sufficient revenues, raise additional capital through debt or equity financings, and/or reduce operating costs could have a material adverse effect on our ability to meet our short and long-term liquidity needs and achieve our intended long-term business objectives.

3. INVENTORIES

Inventories consisted of the following at December 31, 2019 and 2018 (in thousands):

	2019	2018
Raw materials	$-	$139
Work-in-process	-	-
Finished goods	550	941
	550	1,080
Inventory reserves	(550)	(982)
	-	98

During the years ended December 31, 2019 and 2018, we recognized impairment charges to reduce our excess and obsolete inventories to their net realizable values.  The following table provides a reconciliation of our inventory reserves for the years ended December 31, 2019 and 2018, respectively (in thousands):

	2019	2018
Inventory reserves at beginning of year	$982	$-
Impairment charges	6	1,134
Write down of impaired inventories	(438)	(152)
Inventory reserves at end of year	$550	$982

4. PREPAID EXPENSES

Prepaid expenses consisted of the following at December 31, 2019 and 2018 (in thousands):

	2019	2018
Prepaid services	$221	$252
Prepaid bonds for German statutory costs	188	199
Prepaid insurance	62	19
Prepaid licenses, software tools and support	17	51
Other prepaid expenses	17	17
	$505	$538

In 2018, we recorded impairment charges of approximately $0.4 million related to prepaid licenses and production tooling as a result of the restructuring of our operations.  These charges are included in “Restructuring expenses” in the accompanying statements of comprehensive loss (see Note 15).

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, at cost, consisted of the following at December 31, 2019 and 2018 (in thousands):

	2019	2018
Equipment and software, including equipment purchased under capital leases of $6 and $17 at December 31, 2019 and 2018, respectively	$260	$1,555
Leasehold improvements	33	786
Furniture and fixtures	43	182
	336	2,523
Less accumulated depreciation, including accumulated depreciation for equipment purchased under capital leases of $3 and $13 at December 31, 2019 and 2018, respectively	(266)	(2,394)
	$70	$129

Depreciation expense related to property and equipment was approximately $0.04 million and $0.13 million in 2019 and 2018, respectively.  Depreciation expense includes depreciation related to finance leases of approximately $0.001 million and $0.002 million for the periods ended December 31, 2019 and 2018, respectively.  Our finance leases have original terms of one to three years.  The principal payments for these finance leases are reflected as cash outflows from financing activities in the accompanying consolidated statements of cash flows.  Future minimum lease payments under our capital leases that have initial terms in excess of one year are included in “Leases” in Note 8.

In connection with the relocation of our corporate headquarters in July 2019, we disposed of a number of assets that were no longer in use.  For each of the years ended December 31, 2019 and 2018, we recorded a loss on disposal of fixed assets of approximately $0.01 million.

In connection with the closure of our Lake Mary facility in 2018, we reclassified equipment with a net book value of approximately $0.07 million to assets held for sale.  We contracted with a third party for the consignment sale of these assets and completed sales for several assets in 2018 and 2019.  For the year ended December 31, 2019, we recognized a net loss of approximately $0.04 million on the sale and/or impairment of assets held for sale.  For the year ended December 31, 2018, we recognized a gain of approximately $0.01 million on assets held for sale.  The gains and losses on the sale or impairment of held for sale assets is included in selling, general and administrative expenses in the accompanying statements of comprehensive loss.

6. INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2019 and 2018 (in thousands):

	2019	2018

Patents and copyrights	$16,612	$18,350
Less accumulated amortization	(13,734)	(14,448)
	$2,878	$3,902

Amortization expense for each of the years ended December 31, 2019 and 2018 was approximately $0.6 million and $1.1 million, respectively.  For the years ended December 31, 2019 and 2018, we recorded losses on the disposal of intangible assets of approximately $0.4 million and $0.1 million, respectively.

Future estimated amortization expense for intangible assets that have remaining unamortized amounts as of December 31, 2019 is as follows (in thousands):

2020	$473
2021	416
2022	373
2023	329
2024	303
2025 and thereafter	984
Total	$2,878

7. ACCRUED LIABILITIES

Other accrued expenses consisted of the following at December 31, 2019 and 2018 (in thousands):

	2019	2018
Advances	$500	$-
Board compensation	413	413
Other accrued expenses	168	150
	$1,081	$563

Advances are amounts received from litigation counsel as advanced reimbursement of out-of-pocket expenses expected to be incurred by us.  Board compensation of $0.4 million at December 31, 2019 and 2018 represents accrued and unpaid board and committee fees from prior periods.  In the first quarter of 2020, current and prior board members agreed to waive unpaid cash fees in exchange for share-based compensation awards with an aggregate grant-date fair value of approximately $0.1 million (see Note 18).

8. LEASES

We lease our office and other facilities and certain office equipment under long-term, non-cancelable operating and finance leases.  Many of our leases include rental escalation clauses, renewal options and/or termination options that are factored into our determination of lease payments when it is reasonably certain that the option will be exercised.  For leases with terms greater than 12 months, we record the related asset and obligation at the present value of lease payments over the term.  We do not recognize ROU assets and lease liabilities for leases with terms at inception of twelve months or less.

At inception, we determine if an arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. Some of our lease arrangements contain lease components (e.g. minimum rent payments) and non-lease components (e.g. services). For certain equipment leases, we account for lease and non-lease components separately based on a relative fair market value basis. For all other leases, we account for the lease and non-lease components (e.g. common area maintenance) on a combined basis.

Following the adoption of ASC 842 as of January 1, 2019 (see Note 1), operating leases are included in operating lease right-of-use (ROU) assets and operating lease liabilities on the consolidated balance sheets. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term using the implicit interest rate, when readily available, or our incremental borrowing rate for collateralized debt based on information available at the lease commencement date. Lease expense for operating leases is generally recognized on a straight-line basis over the lease term and is included in operating expenses on the consolidated statement of comprehensive loss.  For the year ended December 31, 2019, we recognized operating lease costs of approximately $0.4 million.

Finance leases are included in property and equipment and other accrued expenses on the consolidated balance sheets. Finance leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Amortization expense and interest expense associated with finance leases are included in selling, general, and administrative expense and interest expense, respectively, on the consolidated statements of comprehensive loss.  Finance leases are not material to our consolidated financial statements as of or for the year ended December 31, 2019.

No new finance or operating leases commenced during the year ended December 31, 2019.

Supplemental Cash Flow Information

The following table summarizes the supplemental cash flow information related to leases, including the ROU assets recognized upon adoption of the new lease standard (in thousands):

Year Ended
December 31,
2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$314
Operating cash flows from finance leases	-
Financing cash flows from finance leases	1

Non-cash activity
Right-of-use assets obtained in exchange for operating lease liabilities	563
Assets obtained in exchange for finance lease liabilities	-

Other Information

The table below summarizes other supplemental information related to leases:

December 31,
2019
Weighted-average remaining lease term (in years):
Operating leases	2.7
Finance leases	0.3
Weighted average discount rate
Operating leases (1)	12.0%
Finance leases	8.7%

(1)	Upon adoption of the new lease standard, discount rates used for existing leases were established at January 1, 2019.

Undiscounted Cash Flows

The future maturities of lease liabilities consist of the following as of December 31, 2019 (in thousands):

	Operating Leases	Finance Leases
2020	$295	$1
2021	176	-
2022	166	-
2023	4	-
Thereafter	-	-
Total undiscounted lease payments	641	1
Less: imputed interest	(86)	-
Present value of lease liabilities	555	1
Less: current obligations under leases	(250)	(1)
Long-term lease obligations	$305	$-

Disclosures related to periods prior to adoption of the new lease standard

Lease Commitments

The following table presents a summary of our facilities under non-cancelable lease agreements at December 31, 2018:

Description	Lease Start Date	Lease End Date	Renewal options remaining	Straight line monthly rental payment (in thousands)
Corporate office, Jacksonville, Florida	7/15/2018	7/31/2019	none	$31
Wireless design facility, Lake Mary, Florida	7/1/2017	11/30/2022	2 options to extend for 36 months each	$13
Warehouse and production facility, Jacksonville, Florida	7/1/2017	7/31/2020	none	$2

Deferred rent is amortized to rent expense over the respective lease terms. In addition to sales tax payable on base rental amounts, certain leases obligate us to pay pro-rated annual operating expenses for the properties.  Rent expense for our facilities for the year ended December 31, 2018, was approximately $0.5 million.

Contractual obligations

Future minimum lease payments under all non-cancelable operating leases and capital leases that have initial terms in excess of one year as of December 31, 2018 were as follows (in thousands):

Contractual obligations:	2019	2020	2021 and thereafter	Total
Operating leases	$372	$191	$345	$908
Capital leases	$2	$1	$-	$3

Our contractual obligations as of December 31, 2018 for operating leases include approximately $0.7 million related to our Lake Mary, Florida facility.  We ceased use of this facility in 2018 and at December 31, 2018, we have recorded a lease liability of $0.2 million which reflects the estimated net present value of our Lake Mary lease obligation, net of estimated future sublease rental income (see Note 15).

9. LONG-TERM DEBT

Notes Payable

Note Payable to a Related Party

We have an unsecured promissory note payable of $0.9 million to Sterne, Kessler, Goldstein, & Fox, PLLC (“SKGF”), a related party (see Note 16), for outstanding unpaid fees for legal services.  The SKGF note, as amended in 2018, accrued interest at a rate of 8% per annum and provided for payments of principal and interest of approximately $48,500 per month commencing October 31, 2018 through March 31, 2020.  At December 31, 2018, we were in default on the payment terms of the SKGF note. In March 2019, we amended the note to provide for a waiver of past payment defaults, a decrease in the interest rate from 8% per annum to 4% per annum, an extension of the maturity date from March 2020 to April 2022, and a modification of payment terms.  This amendment constituted a troubled debt restructuring and was accounted for on a prospective basis from the date of the amendment. As of June 29, 2019, we amended the note to provide for a postponement of past payment defaults and future payments until October 2019.  In October 2019, we further amended the note to provide a continued waiver of any payment defaults and to modify the payment schedule such that repayments of principal and interest commence January 31, 2020 at a rate of $10,000 per month with a final balloon payment due in April 2022.  We are currently in compliance with all the terms of the note, as amended.  For the years ended December 31, 2019 and 2018, we recognized interest expense of approximately $0.04 million and $0.06 million, respectively, related to this note.

Unsecured Short-Term Notes Payable

In May and June 2019, we entered into short-term promissory notes with accredited investors for aggregate proceeds of approximately $0.23 million. The notes were unsecured, accrued interest at a rate of 18% per annum and had an original maturity date at the earlier of ninety (90) days following the issuance date or upon our receipt of additional litigation financing. Subsequently, the maturity date for the notes was extended to December 2019 and the interest rate was increased to 20% per annum.  In the first quarter of 2020, we issued an aggregate of 1,740,426 shares of our common stock as an in-kind repayment of all outstanding principal and accrued interest on these short-term notes (see Note 18).  Interest expense incurred on these short-term notes for the year-ended December 31, 2019, was approximately $0.03 million.

Secured Note Payable

We have a note payable to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”) for outstanding, unpaid attorney’s fees and costs associated with our patent enforcement program. The Mintz note is non-interest bearing, except in the event of a default, and is secured by certain of our U.S. and foreign patents. The note, at Mintz’s option, accelerates and becomes immediately due and payable in the case of standard events of default and/or in the event of a sale or other transfer of substantially all of our assets or a transfer of more than 50% of our capital stock in one or a series of transactions or through a merger or other similar transaction. In an event of default, the note will accrue interest at a rate of 12% per annum on any outstanding balance until such time that the note is paid in full.

The Mintz note provided for an initial installment of $0.1 million upon execution and monthly installments of $0.2 million beginning November 2018.  We repaid an aggregate of $1.2 million and $0.1 million in 2019 and 2018, respectively, and therefore failed to meet our payment obligations under the Mintz note.  Mintz waived past and future payment defaults, an increase in the default interest rate to 12% and acceleration of unpaid principal and interest through November 16, 2019, provided that no other event of default occurred. As of December 31, 2019, we were in payment default under the note, and accordingly, the note balance at December 31, 2019 includes approximately $0.02 million in default interest.  We are in active discussions with Mintz to cure the default and resolve outstanding fees, including approximately $1.6 million included in accounts payable at December 31, 2019, which are currently in dispute.  Currently, Mintz has not requested acceleration of unpaid principal and interest on the note, nor have they waived the outstanding default.  In the first quarter of 2020, we paid Mintz an aggregate of approximately $1.2 million against outstanding amounts owed to them.

At December 31, 2019, the aggregate maturities of our notes payable are as follows (in thousands):

2020	$1,533
2021	90
2022	703
Total	$2,326

The estimated fair value of our notes payable at December 31, 2019 is approximately $2.2 million based on a risk-adjusted discount rate.

Convertible Notes

In 2019 and 2018, we sold five-year convertible promissory notes for aggregate proceeds of approximately $2.4 million and $1.3 million, respectively.  Our convertible notes represent five-year promissory notes that are convertible, at the holders’ option, into shares of our common stock at fixed conversion prices. Interest payments are made on a quarterly basis and are payable, at our option and subject to certain equity conditions, in either cash, shares of our common stock, or a combination thereof. To date, all interest payments on the convertible notes have been made in shares of our common stock.  We have recognized the convertible notes as debt in our consolidated financial statements.  The fixed conversion prices of certain of the notes were below market value of our common stock on the closing date resulting in a beneficial conversion feature with a value of approximately $0.6 million and $0.4 million for the years ended December 31, 2019 and 2018, respectively.  The beneficial conversion feature is recorded as a discount on the convertible notes with a corresponding increase to additional paid in capital.

Convertible notes payable at December 31, 2019 and 2018, consist of the following (in thousands):

	Fixed	Effective
	Conversion	Interest		December 31,
Description	Rate	Rate	Maturity Date	2019	2018
Convertible notes dated September 10, 2018	$0.40	8.3%	September 7, 2023	$700	$800
Convertible notes dated September 19, 2018	$0.57	8.3%	September 19, 2023	425	$425
Convertible notes dated February/March 2019	$0.25	8.0%	February 28, 2024 to March 13, 2024	1,300	-
Convertible notes dated June/July 2019	$0.10	8.0%	June 7, 2024 to July 15, 2024	390	-
Convertible notes dated July 18, 2019	$0.08	46.1%	July 18, 2024	700	-
Convertible notes dated September 13, 2019	$0.10	25.9%	September 13, 2024	50	-
Total principal balance				3,565	1,225
Less unamortized discount				832	388
				$2,733	$837

The July 18, 2019, notes bear interest at a stated rate of 7.5% per annum, while all other notes bear interest at a stated rate of 8% per annum.  Interest is payable quarterly and we may elect to pay interest in either cash, shares of our common stock, or a combination thereof, subject to certain equity conditions.  For the years ended December 31, 2019 and 2018, we recognized interest expense of approximately $0.32 million and $0.05 million, respectively, including approximately $0.1 million and $0.02 million, respectively, related to amortization of the discount and $0.22 million and $0.03 million, respectively, related to the contractual interest which we elected to pay in shares of our common stock.  The unamortized discount on the convertible notes will be amortized over a remaining period of approximately 4.15 years.

The shares underlying the 2018 convertible notes, as well as shares reserved for future in-kind interest payments on the notes, were registered on a registration statement that was declared effective on November 13, 2018 (File No. 333-228184).  The shares underlying the February and March 2019 convertible notes, as well as shares reserved for future in-

kind interest payments on the notes, were registered on a registration statement that was declared effective on April 19, 2019 (File No. 333-230888). The shares underlying the June and July 2019 convertible notes, as well as shares reserved for future in-kind interest payments on the notes, were registered on a registration statement that was declared effective on September 11, 2019 (File No. 333-233390).

At the holders’ option, the convertible notes outstanding at December 31, 2019 could be converted into an aggregate of approximately 20.8 million shares of our common stock based on the fixed conversion prices. An aggregate of $0.1 million in outstanding principal was converted by the holders into 0.25 million shares of our common stock at a fixed conversion price of $0.40 for each of the years ended December 31, 2019 and 2018.

With the exception of the July 2019 notes, we have the option to prepay the notes any time following the one-year anniversary of the issuance of the notes, subject to a premium on the outstanding principal prepayment amount of 25% prior to the two-year anniversary of the note issuance date, 20% prior to the three-year anniversary of the note issuance date, 15% prior to the four-year anniversary of the note issuance date, or 10% thereafter.  The notes provide for events of default that include failure to pay principal or interest when due, breach of any of the representations, warranties, covenants or agreements made by us, events of liquidation or bankruptcy, and a change in control.  In the event of default, the interest rate increases to 12% per annum and the outstanding principal balance of the notes plus all accrued interest due may be declared immediately payable by the holders of a majority of the then outstanding principal balance of the notes.

Secured Contingent Payment Obligation

The following table provides a reconciliation of our secured contingent payment obligation measured at estimated fair market value for the year ended December 31, 2019 and 2018, respectively (in thousands).

	2019	2018
Secured contingent payment obligation, beginning of year	$25,557	$15,896
Proceeds from contingent payment obligation	-	4,000
Change in fair value	1,094	5,661
Secured contingent payment obligation, end of year	$26,651	$25,557

Our secured contingent payment obligation represents the estimated fair value of our repayment obligation to Brickell Key Investments, LP (“Brickell”) under a February 2016 funding agreement, as amended from time to time (the “CPIA”).  To date, we have received aggregate proceeds of $18 million, including $4.0 million received in 2018, in exchange for Brickell’s right to reimbursement and compensation from gross proceeds resulting from patent enforcement and other patent monetization actions.  No additional proceeds were received from Brickell in 2019.  To date, we have repaid an aggregate of $3.3 million under the CPIA from patent license and settlement proceeds.

In connection with additional proceeds received in December 2018, we issued Brickell a warrant to purchase up to 5.0 million shares of our common stock at an exercise price of $0.16 per share (see Note 13).  As the estimated fair value of the payment obligation to Brickell resulting from this additional funding exceeded the $2.5 million in proceeds received, no value was assigned to the warrants.  The excess of fair value over the proceeds received of approximately $0.8 million was included in the change in fair value of our contingent payment obligation in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2018.

Brickell is entitled to priority payment of 55% to 100% of proceeds received from all patent-related actions until such time that Brickell has been repaid in full.  After repayment of the funded amount, Brickell is entitled to a portion of remaining proceeds up to a specified minimum return which is determined as a percentage of the funded amount and varies based on the timing of repayment.  In addition, Brickell is entitled to a pro rata portion of proceeds from specified legal actions to the extent aggregate proceeds from those actions exceed the specified minimum return.

Brickell holds a senior security interest in the majority of our assets until such time as the specified minimum return is paid, in which case, the security interest will be released except with respect to the patents and proceeds related to specific legal actions.  The security interest is enforceable by Brickell in the event that we are in default under the agreement which would occur if (i) we fail, after notice, to pay proceeds to Brickell, (ii) we become insolvent or insolvency proceedings are commenced (and not subsequently discharged) with respect to us, (iii) our creditors commence actions against us (which are not subsequently discharged) that affect our material assets, (iv) we, without Brickell’s consent, incur indebtedness other than immaterial ordinary course indebtedness, or (v) there is an uncured non-compliance of our obligations or misrepresentations under the agreement.  As of December 31, 2019, we are in compliance with our obligations under this agreement.

In addition, in the event of a change in control of the Company, Brickell has the right to be paid its return as defined under the CPIA based on the transaction price for the change in control event.

We have elected to measure our secured contingent payment obligation at fair value based on probability-weighted estimated cash outflows, discounted back to present value using a discount rate determined in accordance with accepted valuation methods (see Note 10).  The secured contingent payment obligation is remeasured to fair value at each reporting period with changes recorded in the consolidated statements of comprehensive loss until the contingency is resolved.

Other Liabilities

Other liabilities include $0.4 million received from a third-party litigation funder as an advance against a funding transaction that was under negotiation. Upon the consummation of a financing transaction with the third-party, the upfront payment would be credited against the financing which is expected to be accounted for as a contingent payment obligation at fair value.  If we fail to consummate a funding transaction, we may be obligated to pay, from future patent-related proceeds, an aggregate termination payment equal to five times the upfront payment received.  At December 31, 2019, we believe the carrying value of the liability approximates fair value.

We received an additional $0.6 million in January 2020 from this funder for an aggregate of $1.0 million in upfront payments.  In April 2020, we ceased negotiations with the third-party and, accordingly, we may be obligated to pay a termination fee of up to $5 million from future patent-related proceeds.

10. FAIR VALUE MEASUREMENTS

ASC 820, “Fair Value Measurements” establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value.  The three levels of the fair value hierarchy are as follows:

•	Level 1: Quoted prices for identical assets or liabilities in active markets which we can access
•	Level 2: Observable inputs other than those described in Level 1
•	Level 3: Unobservable inputs

The following table summarizes financial assets and financial liabilities carried at fair value and measured on a recurring basis as of December 31, 2019 and 2018, segregated by classification within the fair value hierarchy (in thousands):

		Fair Value Measurements
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2019:
Liabilities:
Secured contingent payment obligation	$26,651	$-	$-	$26,651

December 31, 2018:
Liabilities:
Secured contingent payment obligation	25,557	-	-	25,557

For the years ended December 31, 2019 and 2018, respectively, we had no transfers of assets or liabilities between the levels of the hierarchy.

In 2016, we recognized a secured contingent payment obligation upon our receipt of proceeds from Brickell for funding of certain patent-related actions.  The fair value of the contingent payment obligation at December 31, 2019 and 2018 was estimated at $26.7 million and $25.6 million, respectively.  These values were calculated using a probability-weighted income approach based on various cash flow scenarios as to the outcome of patent-related actions both in terms of timing and amount, discounted to present value using a risk-adjusted rate.  The contingent payment obligation does not have a fixed duration; however, our cash flow projections assume a duration through 2022.  The assumed cash outflows range from $0 to $58.8 million and the cash flow scenarios have probabilities of 5% to 25%.  We used a risk-adjusted discount rate of approximately 15.6%, based on a two year risk-free rate of approximately 1.6% as adjusted by 8% for credit risk and 6% for litigation inherent risk.  Changes in any of these Level 3 inputs could result in a higher or lower fair value measurement. For example, a decrease in the risk-adjusted discount rate from 15.6% to 8% would result in an increase in the fair value of approximately $3.9 million.  Refer to Note 9 for a reconciliation of our secured contingent payment obligation measured at estimated fair value for the years ended December 31, 2019 and 2018.

11. INCOME TAXES AND TAX STATUS

Our net losses before income taxes for the years ended December 31, 2019 and 2018 are from domestic operations as well as losses from our wholly-owned German subsidiary.  We elected to treat our German subsidiary as a disregarded entity for purposes of income taxes and accordingly, the losses from our German subsidiary has been included in our operating results.

No current or deferred tax provision or benefit was recorded in 2019 or 2018 as a result of current losses and fully deferred tax valuation allowances for all periods.  We have recorded a valuation allowance to state our deferred tax assets at their estimated net realizable value due to the uncertainty related to realization of these assets through future taxable income.

A reconciliation between the provision for income taxes and the expected tax benefit using the federal statutory rate of 21% for each of the years ended December 31, 2019 and 2018, respectively are as follows (in thousands):

	2019	2018
Tax benefit at statutory rate	$(1,985)	$(4,382)
State tax benefit	(407)	(897)
Increase in valuation allowance	2,341	5,304
Research and development credit	-	(51)
Other	51	26
	$-	$-

Our deferred tax assets and liabilities relate to the following sources and differences between financial accounting and the tax bases of our assets and liabilities at December 31, 2019 and 2018 (in thousands):

	2019	2018
Gross deferred tax assets:
Net operating loss carry-forward	$83,865	$84,192
Research and development credit	7,608	7,879
Stock compensation	(28)	1,027
Patents and other	1,479	1,495
Contingent payment obligation	3,119	2,842
Inventories	139	249
Fixed assets	2	25
Accrued liabilities	200	146
Deferred rent and lease liabilities	142	46
Charitable contributions	1	5
Capital loss carry-forward	-	3
Warranty reserve	3	4
	96,530	97,913
Less valuation allowance	(96,320)	(97,816)
	210	97
Gross deferred tax liabilities:
Convertible debt	(210)	(97)
	(210)	(97)
Net deferred tax asset	$-	$-

Approximately $0.2 million, net of tax effect, of unrecognized tax benefit related to the beneficial conversion feature of convertible debt would be recorded as an adjustment to contributed capital rather than a decrease in earnings, if recognized.

At December 31, 2019, we had cumulative net operating loss (“NOL”) carry-forwards for income tax purposes of $335.1 million, of which $314.8 million is subject to expiration in varying amounts from 2020 to 2037.  At December 31, 2019, we also had research and development tax credit carryforwards of $7.6 million, which expire in varying amounts from 2020 through 2038.

Our ability to benefit from the tax credit carry-forwards could be limited under certain provisions of the Internal Revenue Code if there are ownership changes of more than 50%, as defined by Section 382 of the Internal Revenue Code of 1986 (“Section 382”).  Under Section 382, an ownership change may limit the amount of NOL, capital loss and R&D credit carry-forwards that can be used annually to offset future taxable income and tax, respectively.  In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period.  We conduct a study annually of our ownership changes.  Based on the results of our studies, we have determined that we do not have any ownership changes on or prior to December 31, 2019 which would result in limitations of our NOL, capital loss or R&D credit carry-forwards under Section 382.

Uncertain Tax Positions

We file income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and Germany.  We have identified our Federal and Florida tax returns as our only major jurisdictions, as defined.  The periods subject to examination for those returns are the 2000 through 2019 tax years.  The following table provides a reconciliation of our unrecognized tax benefits due to uncertain tax positions for the years ended December 31, 2019 and 2018, respectively (in thousands):

	2019	2018
Unrecognized tax benefits – beginning of year	$927	$927
Unrecognized tax benefits – end of year	$927	$927

Future changes in the unrecognized tax benefit will have no impact on the effective tax rate so long as we maintain a full valuation allowance.

Our policy is that we recognize interest and penalties accrued on any unrecognized tax benefits as a component of our income tax expense.  We do not have any accrued interest or penalties associated with any unrecognized tax benefits.  For the years ended December 31, 2019 and 2018, we did not incur any income tax-related interest income, expense or penalties.

12. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, we are subject to legal proceedings and claims which arise in the ordinary course of our business. These proceedings include patent enforcement actions initiated by us against others for the infringement of our technologies, as well as proceedings brought by others against us at the Patent Trial and Appeal Board of the U.S. Patent and Trademark Office (“PTAB”) and in the Federal Patent Court in Germany in an attempt to invalidate certain of our patent claims. We had several patent enforcement actions in Germany, which has a “loser pay” system whereby the non-prevailing party is responsible for statutory attorney fees and costs. To the extent a loss is probable and reasonably estimable as of the balance sheet date, the estimated loss is recorded in the accompanying consolidated statements of comprehensive loss and included in current liabilities under the heading “statutory court costs” in the consolidated balance sheets. As of December 31, 2019 and 2018, we have accrued an aggregate of $0.37 million and $0.11 million, respectively in estimated statutory court costs for our cases in Germany.

ParkerVision v. Qualcomm and HTC (Middle District of Florida)

We have a patent infringement complaint pending in the Middle District of Florida against Qualcomm and Qualcomm Atheros, Inc. (collectively “Qualcomm”), and HTC (HTC Corporation and HTC America, Inc.) (the “Qualcomm Action”) seeking unspecified damages and injunctive relief for infringement of certain of our patents. Certain of the defendants have filed counterclaims against us for non-infringement and invalidity for all patents in the case. The case was filed in May 2014 and stayed in February 2016 pending decisions in other cases, including the appeal of a PTAB proceeding with regard to U.S. patent 6,091,940 (“the ‘940 Patent”) asserted in this case.  In September 2018, the Federal Circuit issued its decision with regard to the ‘940 Patent and, in January 2019, the court lifted the stay in this case.  In July 2019, the court issued an order that granted our proposed selection of patent claims from four asserted patents, including the ‘940 Patent, and denied Qualcomm’s request to limit the claims and patents. The court also agreed that we may elect to pursue accused products that were at issue at the time the case was stayed, as well as new products that were released by Qualcomm during the pendency of the stay.  In September 2019, Qualcomm filed a motion for partial summary judgement in an attempt to exclude certain patents from the case, including the ‘940 Patent.  The court denied this motion in January 2020.  A claim construction hearing was held in this case in August 2015, prior to the stay, and a second claim construction hearing was held in November 2019.  The court has not yet issued its claim construction order.  This case is scheduled for trial beginning December 1, 2020.  On March 16, 2020, in response to the impact of COVID-19, the parties filed a motion requesting a stay of all deadlines and discovery responses for a period of four weeks, or until April 14, 2020, at which time the situation will be assessed as to whether an additional stay or extension of the case schedule is required. The law firm of McKool Smith is representing us in this case on a contingency fee basis.

Qualcomm v. ParkerVision – PTAB

In August 2015, Qualcomm filed an aggregate of ten petitions for Inter Partes Review (“IPR”) with the PTAB seeking to invalidate certain claims related to three of the eleven patents originally asserted in our Qualcomm Action.  The PTAB denied institution of three of the petitions, all of which relate to our U.S. patent 7,039,372 (“the ‘372 Patent”).  We filed a motion to disclaim the challenged claims of U.S. patent 7,966,012 (“the ‘012 Patent”) and, accordingly, the PTAB entered an adverse judgment against us with respect to the one petition pertaining to the ‘012 Patent.  In March 2017, the PTAB issued its decisions on the six outstanding IPRs, all of which relate to the ‘940 Patent.  The PTAB ruled in our favor on three of the six petitions, ruled in Qualcomm’s favor on two of the six petitions and issued a split decision on the claims covered in the sixth petition.  As a result of the PTAB decisions, certain claims of the ‘940 Patent were found to be un-patentable and certain claims were found not to be un-patentable.  In May 2017, we filed a notice of appeal of these decisions with the U.S. Court of Appeals for the Federal Circuit (“CAFC”).  Qualcomm also appealed the decisions that were unfavorable to them.  On September 13, 2018, the CAFC upheld the PTAB ruling with regard to the ‘940 Patent.  As a result of the ruling, we prevailed with regard to the method claims of the ‘940 Patent and Qualcomm prevailed on the apparatus claims.  This matter is now closed although the patents at issue in this proceeding are the subject of the Qualcomm Action discussed above.

ParkerVision v. Apple and Qualcomm (Middle District of Florida)

In December 2015, we filed a patent infringement complaint in the Middle District of Florida against Apple, LG, Samsung and Qualcomm alleging infringement of four of our patents. In February 2016, the district court proceedings were stayed pending resolution of a corresponding case filed at the International Trade Commission (“ITC”). In July 2016, we entered into a patent license and settlement agreement with Samsung and, as a result, Samsung was dismissed from the district court action. In March 2017, we filed a motion to terminate the ITC proceedings and a corresponding motion to lift the stay in the district court case. This motion was granted in May 2017. In July 2017, we filed a motion to dismiss LG from the district court case (see ParkerVision v. LG below).  Also in July 2017, Qualcomm filed a motion to change venue to the southern district of California and Apple filed a motion to dismiss for improper venue. In March 2018, the district court ruled against the Qualcomm and Apple motions. The parties also filed a joint motion in March 2018 to eliminate three of the four patents in the case in order to expedite proceedings leaving our U.S. patent 9,118,528 as the only remaining patent in this case. A claim construction hearing was held on August 31, 2018. In July 2019, the court issued its claim construction order in which the court adopted our proposed claim construction for two of the six terms and the “plain and ordinary meaning” on the remaining terms. In addition, the court denied a motion filed by Apple for summary judgment.  Fact discovery has closed in this case and a jury trial is scheduled to begin in August 2020.   In March 2020, as a result of the impact of COVID-19, the parties filed a motion requesting an extension of certain deadlines in the case. Although currently a request has not been made to change the trial date, the parties plan to file a joint status report in April 2020, at which time the situation will be assessed as to whether additional modifications to the case schedule will be required.

ParkerVision v. LG (District of New Jersey)

In July 2017, we filed a patent infringement complaint in the district of New Jersey against LG for the alleged infringement of the same patents previously asserted against LG in the middle district of Florida (see ParkerVision v. Apple and Qualcomm above).  We elected to dismiss the case in the middle district of Florida and re-file in New Jersey as a result of a Supreme Court ruling regarding proper venue.  In March 2018, the court stayed this case pending a final decision in ParkerVision v. Apple and Qualcomm in the Middle District of Florida. As part of this stay, LG has agreed to be bound by the final claim construction decision in that case.

ParkerVision v. LG Electronics (Munich, Germany)

In June 2016, we filed a complaint in Munich District Court against LG Electronics Deutschland GmbH, a German subsidiary of LG Electronics, Inc. (“LGE”) seeking damages and injunctive relief for the alleged infringement of the German part of our European patent 1 206 831 (“the ‘831 Patent”). A hearing in this case was held in November 2016 at which time the court concluded that certain LGE products using Qualcomm RF circuitry infringe our patent.  The final decision in this case was stayed pending resolution of the corresponding nullity, or validity, action filed by Qualcomm in the German Federal Patent Court in Munich (see Qualcomm v. ParkerVision below).  In October 2018, we received an unfavorable decision in the nullity case for which we filed an appeal.  In July 2019, we withdrew our appeal.  As a result, our complaint in this case was dismissed, and we are subject to a claim reimbursement of statutory attorney’s fees and costs in this case which we have accrued in the accompanying consolidated financial statements as of December 31, 2019.  We have posted a bond to cover this cost which is included in “Prepaid expenses” in the accompanying consolidated balance sheets.

ParkerVision v. Apple (Munich, Germany) - the Apple I case

In October 2016, we filed a complaint in Munich District Court against Apple, Inc., Apple Distribution International, and Apple Retail Germany B.V. & Co. KG (collectively “Apple”) seeking damages and injunctive relief for the alleged infringement of the ‘831 Patent (the “Apple I Case”). In February 2017, we amended our complaint adding the infringement of a second German patent and alleging infringement by Apple devices that incorporate an Intel transceiver chip. The Munich Regional Court bifurcated the new claims into a second case (see ParkerVision v. Apple - the Apple II case below). A hearing was held in May 2017 in the Apple I Case. In June 2017, the court deferred its ruling pending the decision from the German Federal Patent Court in the validity action filed by Qualcomm (see Qualcomm v. ParkerVision below). In October 2018, we received an unfavorable decision in the Qualcomm nullity case for which we filed an appeal which we subsequently withdrew. We opted not to post a bond to cover the potential statutory costs in this case. As a result, in March 2019, the district court declared the complaint withdrawn, a decision we opted not to appeal.  In October 2019, we paid statutory attorney’s fees and costs totaling approximately $0.06 million.  This matter is now closed.

Qualcomm v. ParkerVision – Federal Patent Court in Germany (as appealed to the German Supreme Court)

In August 2016, Qualcomm filed a validity action in Federal Patent Court in Germany against the ’831 Patent. The outcome of this validity action impacts our German patent infringement cases against LGE and Apple as discussed above. On October 17, 2018, following an oral hearing, the court ruled that the ‘831 Patent was invalid. Accordingly, we recorded a contingent loss for the estimated statutory fees and costs in this case as of December 31, 2018. In January 2019, we appealed this decision to the German Supreme Court, but withdrew our appeal in July 2019.  As a result, we are subject to statutory fees and costs in this case, which are accrued in the accompanying consolidated financial statements.

ParkerVision v. Apple (Munich, Germany) – the Apple II case

The Apple II case sought damages and injunctive relief for the alleged infringement of the German part of our European patent 1 135 853 (“the ‘853 Patent”). A preliminary hearing was held in November 2017. Subsequent to the hearing, the court requested that we supplement certain elements of the infringement claims against Apple devices. In May 2018, we filed our supplemental briefs as requested by the court. In October 2018, we also filed a supplemental expert report. The court appointed an expert in this case and a hearing was held in March 2019 for purposes of providing expert testimony. The court ruled in April 2019 that Apple does not infringe our ‘853 Patent. We did not appeal this decision. As a result, we are subject to a claim for reimbursement of statutory attorney’s fees and costs in this case which we have accrued in the accompanying consolidated financial statements as of December 31, 2019. We have posted a bond to cover this cost which is included in “Prepaid expenses” in the accompanying consolidated balance sheets.

Intel v. ParkerVision (Federal Patent Court in Germany)

In August 2017, Intel filed a nullity action in German Federal Patent Court claiming invalidity of the ‘853 Patent that is the subject of the Apple II case. In December 2019, following the adverse decision in the Apple II case, we elected not to proceed with a defense in this case.  In December 2019, the Federal Patent Court determined that we will bear the costs for statutory attorney fees and costs in this case as the non-prevailing party.  Accordingly, we have accrued a contingent loss of statutory fees and costs in the accompanying consolidated financial statements as of December 31, 2019.

ParkerVision v. Intel (Western District of Texas)

In February 2020, we filed a patent infringement complaint in the Western District of Texas against Intel alleging infringement of eight of our patents. The law firm of Goldberg Segalla is representing us in this case on a contingency fee basis.

13. STOCK AUTHORIZATION AND ISSUANCE

Preferred Stock

We have 15 million shares of preferred stock authorized for issuance at the direction of the board of directors (the “Board”).  On November 17, 2005, our Board designated 0.1 million shares of authorized preferred stock as the Series E Preferred Stock in conjunction with its adoption of a Shareholder Protection Rights Agreement.  As of December 31, 2019, we had no outstanding preferred stock.

Common Stock

We have 110 million shares of common stock authorized for issuance.  Our shareholders approved amendments to our articles of incorporation in June and October 2018, increasing the number of authorized shares of common stock to 40 million and 75 million shares, respectively.  In November 2019, our shareholders approved an amendment to our articles of incorporation to increase the number of our authorized shares of common stock from 75 million to 110 million shares.

As of December 31, 2019, we have 23.6 million shares reserved for issuance under outstanding warrants and options, 2.1 million shares reserved for future issuance under equity compensation plans, and 20.8 million and 7.2 million shares reserved for the conversion of principal and the payment of interest in-kind, respectively, under outstanding convertible notes.

Stock and Warrant Issuances – Equity Based Financings

During the year ended December 31, 2019, the only equity-based financings were the sale of convertible notes (see Note 9).  The following table presents a summary of completed equity-based financings for the years ended December 31, 2018 (in thousands, except for per share amounts):

Date	Transaction	# of Common Shares/ Units Sold	Average Price per Share/Unit	# of Warrants Issued (in 000’s)	Average Exercise Price per Warrant	Net Proceeds (1)
July 2018 and September 2018	Offerings under PIPE Agreement	-	-	10,000	$0.38	$1,901
March 2018	Director Stock Purchase	217	$0.83	-	-	$180
March - May 2018	Offerings under ATM	1,359	$0.87	-	-	$1,148
January - June 2018	Offerings under Equity Line Agreement	2,940	$0.70	-	-	$2,047

(1)	After deduction of applicable underwriters’ discounts, placement agent fees, and other offering costs.

Private Placement with Aspire Capital

In July 2018, we entered into a securities purchase agreement (the “PIPE Agreement”) with Aspire Capital Fund LLC (“Aspire Capital”) for the sale of up to $2.0 million of shares of our common stock (or pre-funded warrants) and warrants, in two tranches.  Upon the initial closing, we sold to Aspire Capital (i) a pre-funded warrant to purchase up to 2.5 million shares of our common stock with an exercise price of $0.01 per share (“Pre-Funded Warrant”) and (ii) a warrant to purchase up to 2.5 million shares of our common stock with an exercise price of $0.74 per share (a “Warrant”), for an aggregate purchase price of approximately $1.0 million.  In addition, pursuant to the PIPE Agreement, in September 2018, we sold to Aspire Capital (i) a second Pre-Funded Warrant to purchase up to 2.5 million shares of common stock exercise price of $0.01 per share and (ii) a second Warrant to purchase an additional 2.5 million shares of common stock at an exercise price of $0.74 per share, for an additional aggregate purchase price of approximately $1.0 million.  The aggregate proceeds from the sale of Pre-Funded Warrants and Warrants to Aspire Capital are $1.9 million after deduction of legal fees and registration costs of approximately $0.05 million.  The Warrants and Pre-Funded Warrants expire five years after their respective issuance date and have substantially similar other terms, except (i) for exercise price and (ii) that the Warrants are exercisable on the date that is six months after issuance and the Pre-Funded Warrants are immediately exercisable after issuance.  The shares underlying the Pre-Funded Warrants and Warrants are registered under a registration statement that became effective in September 2018 (Registration No.333-226738).

For the year ended December 31, 2019, we issued approximately 2.9 million shares of our common stock upon exercise of 2.9 million Pre-Funded Warrants and received proceeds totaling approximately $0.03 million.  For the year ended December 31, 2018, we issued approximately 2.0 million shares of our common stock upon cashless exercise of 2.1 million Pre-Funded warrants. As of December 31, 2019, Aspire Capital had 5.0 million in outstanding warrants at an exercise price of $0.74 per share.  In February 2020, we entered into a warrant amendment agreement with Aspire Capital whereby we repriced the outstanding warrants and issued new, replacement warrants (see Note 18).

Director Stock Purchases

On March 26, 2018, three of our directors purchased an aggregate of 0.2 million shares of our common stock in an unregistered sale of equity securities at a purchase price of $0.83 per share.  Director purchases of our common stock were made at or above market price at the date of purchase (see Note 16).

At Market Issuance Sales Agreements

In 2018, we completed the sale of approximately 1.4 million shares of our common stock at an average price of $0.87 per share under an At Market Issuance Sales Agreement (“ATM”) with FBR Capital Markets & Co. (“FBR”).  The shares were registered under a November 2016 shelf registration statement (Registration No. 333-214598).  We had no additional amounts available under the shelf registration statement as of December 31, 2018.

Equity Line Agreement

In October 2017, we entered into a common stock purchase agreement (the “Equity Line Agreement”) with Aspire Capital.  Under the Equity Line Agreement, Aspire Capital committed to purchase up to an aggregate of $20 million in shares of our common stock over the 30-month term of the Equity Line Agreement.  In consideration for entering into the Equity Line Agreement, we issued to Aspire Capital approximately 0.3 million shares of our common stock as a commitment fee.  We filed a registration statement to register the sale of up to 4 million shares of our common stock by Aspire Capital under the Equity Line Agreement. The registration statement was declared effective November 27, 2017 (File No. 333-221250).  As of December 31, 2018, we had issued all of the shares available under the registration statement.   The term of the Equity Line Agreement expires in April 2020 and we do not anticipate registering any additional shares for sale under this agreement.

Stock and Warrant Issuances – Payment for Services

Fisher Consulting

In June 2019, we issued 625,000 shares of our common stock in exchange for a nonrefundable retainer for services under a consulting agreement with Mark Fisher, valued at approximately $60,000.  The value of the retainer was recognized as consulting expense over the six-month term of the agreement.  The shares were registered on a registration statement that was declared effective on September 11, 2019 (File No. 333-233390).

Park Consulting

In July 2019, we issued a warrant to purchase up to 1,800,000 shares of our common stock with an exercise price of $0.10 per share in exchange for a nonrefundable retainer for services under a consulting agreement with Park Consultants, LLC, valued at approximately $180,000.  The warrant is exercisable immediately after issuance and expires five years following the issuance date.  The value of the warrant was determined using the Black-Scholes method.  The value of the warrant is being recognized as consulting expense over the eighteen-month term of the consulting agreement. The shares underlying the warrant were registered on a registration statement that was declared effective on September 11, 2019 (File No. 333-233390).

Warrant Issuance in Connection with Debt Financing

In December 2018, we issued a warrant for the purchase of up to 5.0 million shares of our common stock at $0.16 per share to Brickell in connection with an amendment to the CPIA (see Note 9).  The CPIA is recorded as a liability at its estimated fair value.  At the transaction date, the estimated fair value of the liability to Brickell exceeded the net proceeds received from Brickell.  Accordingly, no value was assigned to the warrants issued in connection with the transaction.  The warrant is immediately exercisable, expires five years from the date of issuance and includes cashless exercise and registration rights.  The shares underlying the warrant were registered on a registration statement that was declared effective on April 19, 2019 (File No. 333-230888).

Common Stock Warrants

As of December 31, 2019 and 2018, we had outstanding warrants for the purchase of up to 12.2 million shares and 13.3 million shares of our common stock, respectively.  The estimated grant date fair value of these warrants of $1.3 million and $1.8 million at December 31, 2019 and 2018, respectively, is included in shareholders’ deficit in our consolidated balance sheets.  As of December 31, 2019, our outstanding warrants have an average exercise price of $0.44 per share and a weighted average remaining life of approximately four years.

Shareholder Protection Rights Agreement

On November 20, 2015, we amended our Shareholder Protection Rights Agreement (“Rights Agreement”) dated November 21, 2005.  The amendment extends the expiration date of the Rights Agreement from November 21, 2015 to November 20, 2020 and decreases the exercise price of the rights to $14.50 after giving effect to the one-for-ten reverse stock split that became effective March 30, 2016.

The Rights Agreement provided for the issuance, on November 29, 2005, as a dividend, rights to acquire fractional shares of Series E Preferred Stock.  We did not assign any value to the dividend as the value of these rights is not believed to be objectively determinable.  The principal objective of the Rights Agreement is to cause someone interested in acquiring us to negotiate with our Board rather than launch an unsolicited or hostile bid.  The Rights Agreement subjects a potential acquirer to substantial voting and economic dilution.  Each share of common stock issued by ParkerVision will include an attached right.

The rights initially are not exercisable and trade with the common stock of ParkerVision.  In the future, the rights may become exchangeable for shares of Series E Preferred Stock with various provisions that may discourage a takeover bid.  Additionally, the rights have what are known as “flip-in” and “flip-over” provisions that could make any acquisition of us more costly to the potential acquirer.  The rights may separate from the common stock following the acquisition of 15% or more of the outstanding shares of common stock by an acquiring person.  Upon separation, the holder of the rights may exercise their right at an exercise price of $14.50 per right (the “Exercise Price”), subject to adjustment and payable in cash.  Upon payment of the Exercise Price, the holder of the right will receive from us that number of shares of common stock having an aggregate market price equal to twice the Exercise Price, as adjusted.  The Rights Agreement also has a flip over provision allowing the holder to purchase that number of shares of common/voting equity of a successor entity, if we are not the surviving corporation in a business combination, at an aggregate market price equal to twice the Exercise Price.  We have the right to substitute for any of our shares of common stock that we are obligated to issue, shares of Series E Preferred Stock at a ratio of one ten-thousandth of a share of Series E Preferred Stock for each share of common stock.  The Series E Preferred Stock, if and when issued, will have quarterly cumulative dividend rights payable when and as declared by the Board, liquidation, dissolution and winding up preferences, voting rights and will rank junior to other securities of ParkerVision unless otherwise determined by the Board. The rights may be redeemed upon approval of the Board at a redemption price of $0.01.  As of December 31, 2019, there are no Series E preferred shares outstanding.

14. SHARE-BASED COMPENSATION

The following table presents share-based compensation expense included in our consolidated statements of comprehensive loss for the years ended December 31, 2019 and 2018, respectively (in thousands):

	2019	2018
Research and development expense	$5	$169
Selling, general, and administrative expense	584	831
Restructuring expense	-	50
Total share-based compensation expense	$589	$1,050

We did not capitalize any expense related to share-based payments.  As of December 31, 2019, there was $1.1 million of total unrecognized compensation cost related to all non-vested share-based compensation awards.  That cost is expected to be recognized over a weighted-average period of approximately 1.4 years.

Stock Incentive Plans

2019 Long-Term Incentive Equity Plan

We adopted a long-term incentive equity plan in August 2019 that provides for the grant of stock-based awards to employees, officers, directors and consultants, not to exceed 12.0 million shares of common stock (the “2019 Plan”).   The 2019 Plan provides for benefits in the form of nonqualified stock options, stock appreciation rights, restricted stock awards, and other stock based awards.  Forfeited and expired options under the 2019 Plan become available for reissuance.  The plan provides that non-employee directors may not be granted awards that exceed the lesser of 1.0 million shares or $175,000 in value, calculated based on grant-date fair value.

On August 7, 2019, our Board approved the grant of nonqualified stock options for the purchase of an aggregate of 10,550,000 shares of our common stock with an exercise price of $0.17 per share, vesting in 8 equal quarterly increments commencing September 1, 2019. The option grants were made to executive officers, key employees and non-employee directors and have an aggregate grant date fair value of approximately $1.5 million.  At December 31, 2019, 1,450,000 shares of common stock were available for future grants under the 2019 Plan.

2011 Long-Term Incentive Equity Plan

We adopted a long-term incentive equity plan in September 2011 that, as amended in 2014, 2016 and 2017, provides for the grant of stock-based awards to employees, officers, directors and consultants, not to exceed 3.0 million shares of common stock (the “2011 Plan”).  The 2011 Plan provides for benefits in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, and other stock based awards.  Forfeited and expired options under the 2011 Plan become available for reissuance.  The plan provides that no participant may be granted awards in excess of 150,000 shares in any calendar year.  At December 31, 2019, 588,127 shares of common stock were available for future grants under the 2011 Plan.

2008 Equity Incentive Plan

We adopted an equity incentive plan in August 2008 (the “2008 Plan”).  The 2008 Plan provides for the grant of stock-based awards to employees (excluding named executives), directors and consultants, not to exceed 50,000 shares of common stock.  The 2008 Plan provides for benefits in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, and other stock based awards.  Forfeited and expired options under the 2008 Plan become available for reissuance.  The plan provides that no participant may be granted awards in excess of 5,000 shares in any calendar year.  At December 31, 2019, 20,473 shares of common stock were available for future grants under the 2008 Plan.

2000 Performance Equity Plan

We adopted a performance equity plan in July 2000 (the “2000 Plan”). The 2000 Plan provided for the grant of options and other stock awards to employees, directors and consultants, not to exceed 500,000 shares of common stock.  The 2000 Plan provided for benefits in the form of incentive and nonqualified stock options, stock appreciation rights, restricted stock awards, stock bonuses and various stock benefits or cash.  No additional awards may be granted under this plan.

Restricted Stock Awards

RSAs are issued as executive and employee incentive compensation and as payment for services to others.  The value of the award is based on the closing price of our common stock on the date of grant.  RSAs are generally immediately vested.

Restricted Stock Units

RSUs are issued as incentive compensation to executives, employees, and non-employee directors.  Each RSU represents a right to one share of our common stock, upon vesting.  The RSUs are not entitled to voting rights or dividends, if any, until vested.  RSUs generally vest over a one to three year period for employee awards and a one year period for non-employee director awards.  The fair value of RSUs is generally based on the closing price of our common stock on the date of grant and is amortized to share-based compensation expense over the estimated life of the award, generally the vesting period.

RSAs and RSUs

The following table presents a summary of RSA and RSU activity under the 2000, 2008, 2011, and 2019 Plans (collectively, the “Stock Plans”) as of December 31, 2019 (shares in thousands):

	Non-vested Shares
	Shares	Weighted-Average Grant Date Fair Value
Non-vested at beginning of year	14	$1.98
Granted	-	-
Vested	(11)	1.98
Forfeited	(3)	1.98
Non-vested at end of year	-	$-

The total fair value of RSAs and RSUs vested under the Stock Plans for the year ended December 31, 2019 was $2,000.

Stock Options

Stock options are issued as incentive compensation to executives, employees and non-employee directors.  Stock options are generally granted with exercise prices at or above fair market value of the underlying shares at the date of grant.  The fair value of options granted is estimated using the Black-Scholes option pricing model.  Generally, fair value is determined as of the grant date.  Options for employees, including executives and non-employee directors, are generally granted under the Stock Plans.

The following table presents a summary of option activity under the Stock Plans for the year ended December 31, 2019 (shares in thousands):

	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value ($)
Outstanding at beginning of year	1,228	$7.09
Granted	10,550	0.17
Exercised	-	-
Forfeited	(64)	0.63
Expired	(304)	22.18
Outstanding at end of year	11,410	0.33	4.60	years	$-
Vested at end of year	3,435	$0.68	4.67	years	$-

The weighted average per share fair value of option shares granted during the years ended December 31, 2019 and 2018 was $0.14 and $0.46, respectively.  The total fair value of option shares vested was $0.5 million for each of the years ended December 31, 2019 and 2018.

The fair value of option grants under the Stock Plans for the years ended December 31, 2019 and 2018, respectively, was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,
	2019	2018
Expected option term [1]	5 years	5 to 6 years
Expected volatility factor [2]	119.1%	68.8% to 93.6%
Risk-free interest rate [3]	1.6%	2.6% to 3.0%
Expected annual dividend yield	0%	0%

1 The expected term was generally determined based on historical activity for grants with similar terms and for similar groups of employees and represents the period of time that options are expected to be outstanding.  For employee options, groups of employees with similar historical exercise behavior are considered separately for valuation purposes.

2 The stock volatility for each grant is measured using the weighted average of historical daily price changes of our common stock over the most recent period equal to the expected option life of the grant.

3 The risk-free interest rate for periods equal to the expected term of the share option is based on the U.S. Treasury yield curve in effect at the measurement date.

Options by Price Range

The options outstanding at December 31, 2019 under all plans have exercise price ranges, weighted average contractual lives, and weighted average exercise prices as follows (weighted average lives in years and shares in thousands):

	Options Outstanding			Options Vested
Range of Exercise Prices	Number Outstanding at December 31, 2019	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life	Number Exercisable at December 31, 2019	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life
$0.171 - $0.60	10,988	$0.19	4.62	3,013	$0.22	4.75
$1.98 - $13.80	411	2.81	4.24	411	2.81	4.24
$38.80 - $45.10	11	43.72	0.83	11	43.72	0.83
	11,410	$0.33	4.60	3,435	$0.68	4.67

Upon exercise of options under all plans, we issue new shares of our common stock.  For shares issued upon exercise of equity awards granted under the Stock Plans, the shares of common stock are registered.  For shares issued upon exercise of non-plan awards, the shares are not registered unless they have been subsequently registered by us on a registration statement.  We had no option exercises for the years ended December 31, 2019 or 2018.

15.  RESTRUCTURING CHARGES

In August 2018, as a result of our limited capital resources, our Board approved plans to reduce our ongoing operating expenses, including a reduction in workforce of approximately 30 employees and closure of our engineering design facility in Lake Mary, Florida.  As a result of the cost reduction measures, we ceased any ongoing integrated circuit design activities and significantly reduced our sales and marketing expenditures with respect to our Milo products.  Expenses related to our restructuring are included in operating expenses in our consolidated statements of comprehensive loss under the heading “Restructuring charges.”

Restructuring charges for the year ended December 31, 2018 include the following (in thousands):

2018
One-time termination benefits	$135
Lease expense	163
Asset impairment charges	375
Other	17
$690

Termination Benefits

Accrued one-time termination benefits consist of the following (in thousands):

2018
Accrued termination benefits, beginning of period	$-
Termination benefits recognized	135
Termination benefits settled	(115)
Accrued termination benefits, end of period	$20

Lease Payable

In connection with the cease-use date of our Lake Mary, Florida facility, we recorded a lease payable for the estimated fair value of remaining lease rental payments, less estimated sublease rentals, net of deferred rent.  Our lease payable consists of the following (in thousands):

2018
Lease payable, beginning of period	$-
Present value of future minimum lease payments less estimated future sublease rentals, net of deferred rent of $62	182
Settlements	(48)
Change in estimate	43
Lease payable, end of period	177
Current portion of lease payable	86
Long-term portion of lease payable	$91

On January 1, 2019, we adopted ASC 842 (refer to Note 8, “Leases”) and recognized an operating lease liability of $0.52 million and a right-of-use asset of $0.34 million related to our Lake Mary facility.

16.  RELATED PARTY TRANSACTIONS

We paid approximately $0.02 million and $0.03 million in 2019 and 2018, respectively, for patent-related legal services to SKGF, of which Robert Sterne, one of our directors since September 2006, is a partner.  In addition, we paid approximately $0.06 million in 2018 for principal and interest on the SKGF Note (refer to “Note Payable to a Related Party” included Note 9).  No payments were made in 2019 on the SKGF Note.  The SKGF Note has an outstanding balance, including accrued interest, of approximately $0.9 million at December 31, 2019.

On September 10, 2018, we sold an aggregate of $0.4 million in promissory notes, convertible into shares of our common stock at a fixed conversion price of $0.40 to related parties on the same terms as other convertible notes sold in the same transaction (refer to “Convertible Notes” included in Note 9).  Jeffrey Parker, our chief executive officer and chairman of the Board, and Paul Rosenbaum and Lewis Titterton, two of our non-employee directors, each purchased a convertible note with a face value of $0.1 million.  In addition, Stacie Wilf, sister to Jeffrey Parker, purchased a convertible note with a face value of $0.1 million.

On March 26, 2018, three of our directors purchased an aggregate of 0.2 million shares of our common stock in an unregistered sale of equity securities at a purchase price of $0.83 per share, which represented the closing bid price of our common stock on the purchase date.  (see Note 13).

17. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to a concentration of credit risk principally consist of cash and cash equivalents.  Cash and cash equivalents are primarily held in bank accounts and overnight investments.  At times our cash balances on deposit with banks may exceed the balance insured by the F.D.I.C.

18. SUBSEQUENT EVENTS

Debt and Equity Financings

In January 2020, we sold an aggregate of $0.5 million in convertible notes to accredited investors.  The notes mature five years from the date of issuance and are convertible, at the holders’ option, into shares of our common stock at a fixed conversion price of $0.13 per share.  The notes bear interest at a stated rate of 8% per annum.  Interest is payable quarterly, and we may elect, subject to certain equity conditions, to pay interest in cash, shares of our common stock, or a combination thereof.  We also entered into a registration rights agreement with the investors pursuant to which we will register the shares underlying the notes. We have committed to file the registration statement by the 120th calendar day following the closing date and to cause the registration statement to become effective by the 180th calendar day following the closing date. The registration rights agreement provides for liquidated damages upon the occurrence of certain events including failure by us to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

Also in January 2020, we received proceeds of approximately $0.2 million from the sale, on a private placement basis, of an aggregate of 1,169,232 shares of our common stock at a price of $0.13 per share, and 166,667 shares (together, the “Shares”) of our common stock at a price of $0.15 per share to accredited investors.  The subscription agreements for the private placement transactions contain customary representations and warranties of the purchaser.  We also entered into a registration rights agreement with the investors pursuant to which we will register the Shares. We have committed to file the registration statement by the 120th calendar day following the closing date and to cause the registration statement to become effective by the 180th calendar day following the closing date. The registration rights agreement provides for liquidated damages upon the occurrence of certain events including failure by us to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

On February 28, 2020, we entered into a warrant amendment agreement (the “Warrant Amendment Agreement”) with Aspire Capital, with respect to warrants issued in July and September 2018 that are exercisable, collectively, into 5,000,000 shares of common stock (the “Existing Warrants”).  The Warrant Amendment Agreement provides for a reduction in the exercise price for the Existing Warrants from $0.74 to $0.35 per share and the issuance of a new warrant for the purchase of 5,000,000 shares of common stock at an exercise price of $0.74 per share (the “New Warrant”). The Warrant Amendment Agreement also adds a call provision to the Existing Warrants whereby we may, after December 31, 2020, call for cancellation of all or a portion of the Existing Warrants in exchange for consideration of $0.001 per warrant share.  The call provision is subject to certain conditions, including the continued existence of an effective registration statement for the underlying warrant shares and the availability of sufficient authorized shares to allow for the exercise of the Existing Warrant.  In connection with the Warrant Amendment Agreement, Aspire Capital exercised a portion of the Existing Warrant for the purchase of approximately 1.5 million shares for net proceeds to us of approximately $0.5 million.  We agreed to file a registration statement to register the shares underlying the New Warrant.

In March 2020, we received aggregate proceeds of $0.9 million from the sale, on a private placement basis, of an aggregate of 2,571,432 shares of our common stock at a price of $0.35 per share to accredited investors.  The subscription agreements for the private placement transactions contain customary representations and warranties of the purchaser.  We also entered into a registration rights agreement with the investors pursuant to which we will register the shares. We have committed to file the registration statement by the 60th calendar day following the closing date and to cause the registration statement to become effective by the 120th calendar day following the closing date. The registration rights agreement provides for liquidated damages upon the occurrence of certain events including failure by us to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

The net proceeds of approximately $2.1 million from the 2020 debt and equity financings will be used to fund our operations, including litigation costs.

Stock Issuance as Repayment of Outstanding Obligations

On January 9, 2020, we issued 214,000 unregistered shares of our common stock as an in-kind payment of approximately $0.028 million in outstanding principal and accrued interest on a June 7, 2019 promissory note with an accredited investor (see “Unsecured Short-term Notes Payable in Note 9).

On January 15, 2020 we issued 500,000 unregistered shares of our common stock as an in-kind payment of approximately $0.075 million in outstanding amounts payable to Stacie Wilf, a related party.

On February 28, 2020, we issued an aggregate of 1,526,426 unregistered shares of our common stock as an in-kind payment of approximately $0.24 million in outstanding principal and accrued interest on a May 15, 2019 promissory note with an accredited investor. (see “Unsecured Short-term Notes Payable in Note 9).

Share Based Compensation Arrangements

On January 14, 2020, the Board granted nonqualified stock options to purchase 218,000 shares at an exercise price of $0.21 and 171,000 RSAs to former directors in settlement of approximately $0.3 million in past Board and committee compensation fees.  The options and RSAs vest immediately upon grant and the options expire five years from the grant date.

On February 9, 2020, the Board approved equity awards under the Company’s 2019 Long Term Incentive Plan (the “2019 Plan”) to executives as consideration for the executives’ voluntary reduction in base salaries since July 2018.  The grants were made to the following individuals in the following amounts: RSUs for 300,000 shares to Jeffrey Parker, the Company’s Chief Executive Officer, RSUs for 150,000 shares to each of David Sorrells and Gregory Rawlins, the Company’s Chief Technical Officers, and an option to purchase 150,000 shares at an exercise price of $0.31 per share to Cynthia Poehlman, the Company’s Chief Financial Officer.  Fifty percent (50%) of the RSUs vest on May 9, 2020 and the remaining RSUs vest in four equal quarterly installments commencing August 9, 2020.  The options vest 50% upon grant with the remainder vesting in four equal quarterly installments commencing May 10, 2020.

In addition, on February 9, 2020, the Board approved equity awards to independent directors under the 2019 Plan for the directors’ continued waiver of all cash fees for board or committee service.  The grants were made to the following directors in the following amounts: RSUs for 150,000 shares to Frank Newman and an option for the purchase of 150,000 shares at an exercise price of $0.31 per share to each of Robert Sterne and Paul Rosenbaum.  The non-employee director awards all vest 50% upon grant with the remaining portion vesting in four equal quarterly installments commencing May 9, 2020.  The Board also awarded an immediately vested option to purchase 100,000 shares at an exercise price of $0.31 per share under the Company’s 2011 Long Term Incentive Equity Plan to Robert Sterne in exchange for Mr. Sterne’s waiver of approximately $0.1 million in accrued and unpaid fees for board and committee service from 2016 to 2018.  Each of the options awarded expire on February 9, 2027.